Exhibit 99.1

ANNUAL INFORMATION FORM OF PLATINUM GROUP METALS LTD.

FOR YEAR ENDED: AUGUST 31, 2014

Annual Information Form — November 24, 2014

-i-

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) of Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is as of August 31, 2014 unless otherwise indicated.

List of Abbreviations and Glossary of Mining Terms

Schedule “B” attached hereto is a list of abbreviations and glossary of mining terms used in this AIF.

Financial Information

Reference is made in this AIF to the consolidated audited financial statements of the Company for the year ended August 31, 2014 (the “Financial Statements”), a copy of which may be obtained online at www.sedar.com.

All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Cautionary Note Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities legislation (collectively, “Forward-Looking Statements”).  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements.  Forward-Looking Statements included or incorporated by reference in this AIF include, without limitation, statements with respect to:

•                  capital-raising activities and the adequacy of capital;

•                  revenue, cash flow and cost estimates and assumptions;

•                  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

•                  project economics;

•                  future metal prices and exchange rates;

•                  mineral reserve and mineral resource estimates;

•                  production timing; and

•                  potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward- Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Platinum Group Metals Ltd.

2014 Annual Information Form

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•                  inability of the Company to find an additional and suitable joint venture partner for the Project 1 (“Project 1”) and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture (the “WBJV”);

•                  failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;

•                  additional financing requirements;

•                  the Company’s history of losses and ability to continue as a going concern;

•                  the Company’s negative cash flow;

•                  the inability of the Company to make payments on its indebtedness, if any, and restrictions on the Company’s operations owing to its indebtedness;

•                  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;

•                  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

•                  fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;

•                  volatility in metals prices;

•                  difficulty enforcing certain judgments involving United States federal securities laws;

•                  delays in the start-up of the Project 1 platinum mine;

•                  the ability of the Company to retain its key management employees; conflicts of interest;

•                  any disputes or disagreements with the Company’s joint venture partners;

•                  the costs of increasing Black Economic Empowerment (“BEE”) in the Company’s mining and prospecting operations;

•                  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

•                  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

•                  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave-ins or flooding

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2014 Annual Information Form

and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

•                  property and mineral title risks including defective title to mineral claims or property;

•                  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•                  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

•                  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

•                  extreme competition in the mineral exploration industry;

•                  risks of doing business in South Africa, including but not limited to labour, economic and political instability and potential changes to legislation;

•                  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and

•                  the other risks disclosed under the heading “Risk Factors” in this AIF.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this AIF and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

Reserve and Mineral Resource Disclosure

Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration.  Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

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Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the United States Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards.  In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  See “Reserve and Resource Disclosure”.  Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.  Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this AIF are references to Canadian Dollars.  The Company’s accounts are maintained in Canadian Dollars.  All references to “U.S. Dollars” or to “US$” are to United States Dollars.  All references to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the U.S. Dollar expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars.

	Year Ended August 31
U.S. Dollar to Canadian Dollars	2014	2013	2012
Rate at end of period	$1.0858	$1.0553	$0.9863
Average rate for period	$1.0792	$1.0111	$1.0092
High for period	$1.1251	$1.0576	$1.0604
Low for period	$1.0237	$0.9710	$0.9752

The noon rate of exchange on November 24, 2014 as reported by the Bank of Canada for the conversion of U.S. Dollars into Canadian Dollars was US$1.00 equals $1.1282.

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The following table sets forth the rate of exchange for the South African Rand expressed in Canadian Dollars in effect at the end of each of the indicated periods, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated based on the noon rate of exchange as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars.

	Year Ended August 31
South African Rand to Canadian Dollars	2014	2013	2012
Rate at end of period	$0.1019	$0.1029	$0.1176
Average rate for period	$0.1026	$0.1108	$0.1262
High for period	$0.1067	$0.1200	$0.1393
Low for period	$0.0984	$0.1003	$0.1170

The noon rate of exchange on November 24, 2014 as reported by the Bank of Canada for the conversion of South African Rand into Canadian Dollars was R1 equals $0.1022.

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition.  Other definitions are set out in National Instrument 14-101 - Definitions.

CORPORATE STRUCTURE

The Company was amalgamated on February 18, 2002 under the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  On January 25, 2005, the Company was transitioned under the BCBCA.

On February 22, 2005, the Company’s shareholders passed a special resolution to: (a) amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares (“Common Shares”) without par value; (b) remove the Pre-existing Company Provisions; and (c) adopt new articles. On February 27, 2014, the shareholders passed an ordinary resolution approving the advance notice policy of the Company and an alteration to the Company’s Articles to include provisions requiring advance notice of director nominees from shareholders, as described in the Company’s information circular for its annual meeting of shareholders held on February 27, 2014.

The Company’s head office is located at:

788 – 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP

2300 - 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Platinum Group Metals Ltd. and its Principal Subsidiaries

The Company’s material subsidiaries are one wholly-owned company, one majority-owned company and a 49.9% holding in a third company, all of which are incorporated under the company laws of the Republic of South Africa.

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The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Proprietary) Limited (“PTM RSA”). PTM RSA holds the Company’s interests in Project 1 and Project 3 of what was formerly the Western Bushveld Joint Venture (the “WBJV”) through its 82.9% holdings in Maseve Investments 11 (Pty) Limited (“Maseve”). Wesizwe Platinum Ltd. (“Wesizwe”), through its subsidiary Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”) has a 17.1% ownership interest in Maseve. See “Mineral Property Interests — Projects 1 and 3 of the Western Bushveld Complex” below.

On August 20, 2014, an arbitrator ruled that Africa Wide’s shareholding in Maseve would be reduced to 21.2766% as a result of its failure to fund its US$21.8 million share of an initial project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors. On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second cash call. As a result, Africa Wide’s ownership of Maseve has been further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement (defined below), as confirmed by the arbitration. Likewise, the Company’s ownership in Maseve has increased to approximately 82.9%. See “Recent Developments - Africa Wide Dilution” below.

The Company also owns 49.9% of Mnombo Wethu Consultants (Pty) Limited (“Mnombo”), a BEE company, which holds a 26% participating interest in both the Waterberg JV Project (defined below) and the Waterberg Extension Project (defined below) (together the “Waterberg Projects”).

PTM RSA also holds 100% of the shares of Wesplats Holding (Proprietary) Limited, a holding company set up to acquire surface rights, and a 37% interest in Wildebeest Platinum (Pty) Limited, a company set up to hold prospecting rights for the exploration joint venture between the Company, Sable Metals and Minerals Ltd. and Umnotho NREF Joint Venture, a BEE group (the “Sable Joint Venture”).

GENERAL DEVELOPMENT OF THE BUSINESS

Since its formation in 2002, the Company has been engaged in the acquisition, exploration and development of platinum properties.  The Company currently holds interests in platinum properties in the Western and Northern Limbs of the Bushveld Complex in South Africa and in Canada.  The Company’s business is conducted primarily in South Africa, and to a lesser extent, in Ontario, the Northwest Territories and Newfoundland and Labrador in Canada.

Three Year History

The following is a timeline summarizing the Company’s activities over the last three years:

September 2011	The Company acquired 100% ownership in the Providence Lake Copper (Cu)-Nickel (Ni)-Cobalt(Co)-Platinum Group Metals property, in the Northwest Territories, from Arctic Star Exploration Corp.

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November 2011

The Company made a new discovery at the Waterberg joint venture project (the “Waterberg JV Project”) extending the North Limb of the Bushveld Complex.  The Company agreed to acquire 49.9% of Mnombo which holds a 26% participating interest in the Waterberg Project.

April 2012

Maseve was issued the Mining Right (as defined herein) for the Project 1 platinum mine by the DMR (as defined herein). The Mining Right was notarially executed on the commencement date of May 15, 2012.

July 2012	The Company adopted a shareholder rights plan.

September 2012

The Company announced an initial 6.6 million ounce platinum, palladium and gold (collectively referred to as “3E”) inferred mineral resource estimate for the newly discovered deposit on the Waterberg JV Project.

September 2012

Rustenburg Platinum Mines Ltd. (“RPM”), a direct subsidiary of Anglo American Platinum Limited (“Amplats”), exercised its 60-day right of first refusal to purchase the off-take of ore or concentrate produced from Project 1 and Project 3 of the former WBJV.

October 2012

A proposed US$260 million project finance loan facility for the construction of the Project 1 platinum mine advanced through detailed technical, financial and legal due diligence in October 2012, with closing and draw down of the loan facility being subject to receipt of commitments, final credit approval, the negotiation of the terms and conditions of the financing, the negotiation and execution of final documentation and certain conditions precedent.

November 2012	The Company announced the results of new drilling at the Waterberg JV Project that doubled the known strike length of the Waterberg deposit to a total of 5.4km.

December 2012	The Company announced Waterberg JV Project in-fill drilling confirming the continuity of the Waterberg deposit and announcing a total of 15 new intercepts.

December 2012	The proposed Project 1 senior loan facility received credit committee approval from a modified syndicate of lead arrangers.

January 2013

The Company raised gross proceeds of $180 million on the issue of 225 million Common Shares.  The net proceeds were approximately $168.86 million after deducting the underwriters’ fee and expenses of the offering.

February 2013	The Company announced an updated 10 million ounce 3E inferred mineral resource estimate for the Waterberg JV Project.

February 2013

The Company announced a surface worker fatality had occurred at the Project 1 mine site on February 13, 2013.  A Section 54 Notice was issued under the Mine Health and Safety Act.  On March 5, 2013 Project 1 resumed work.

March 2013

The Company filed an NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23º22’ 01”S, Longitude 28º49’ 42”E)” in relation to the 10 million ounce 3E inferred mineral resource estimate announced in February on the Waterberg JV Project property.

April 2013	The Company announced the signing of a binding life of mine concentrate off-take agreement with RPM.

May 2013	The Company announced positive initial test results from the metallurgical samples from the “T2” and “F” zones from the Waterberg JV Project with estimated recoveries being 88% and 83% respectively.

September 2013

The Company announced an updated independent Inferred Resource estimate for the Waterberg JV Project property of 167 million tonnes grading 3.26 grams per tonne of 3E bringing the total to 17.5 million ounces with additional significant copper and nickel credits.

October 2013

The Company announced the DMR has granted prospecting rights and consent for prospecting to commence on the prospecting rights covering 530 square kilometres immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project”).

October 2013

The Company filed an NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23º22’ 01”S, Longitude 28º49’ 42”E)” in relation to the 17.5 million ounce 3E inferred mineral resource estimate announced in September, 2013.

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October 2013	Africa Wide declined to fund a 213 million Rand (US$21.8 million) cash call for its 26% share of a six month forward budget for the Project 1 platinum mine.

October 2013

The Company successfully confirmed the extension of the Bushveld Complex and the layered sequence of the F zone rock package for 4.7 km or strike length beyond the previously known northern limits of the Waterberg JV Project deposit.

November 2013

The Company entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale to arrange for up to a US$195 million project finance loan facility.

November 2013

The Company announced the first assay results from the Waterberg Extension Project permits confirming the extension of the Super F zone and confirming potential beyond the Waterberg JV Project deposit.

November 2013

The Company filed an NI 43-101 report entitled “Technical Report on the Exploration of the Waterberg Extension Project, South Africa (Latitude 23º14’ 00”S, Longitude 28º55’ 00”E)” dated effective November 12, 2013.

December 2013	The Company announced the results from the Waterberg Extension Project drilling had intersected 53.22 metres grading 5.26 g/t platinum, palladium and gold.

December 2013

The Company raised gross proceeds of $175.23 million on the issue of 148.5 million Common Shares pursuant to a bought deal financing.  The net proceeds were approximately $165 million after fees, commission and other costs.

January 2014	The Company announced the adoption of an advance notice policy to provide a clear framework for nominating directors of the Company.

February 2014	The Company announced a positive Preliminary Economic Assessment for a 655,000 ounce per year platinum, palladium and gold mine at the Waterberg JV Project.

March 2014	The Company announced new drill intercepts which confirms the Waterberg deposit expansion and new platinum-palladium intercepts 16 kilometres north from the Waterberg JV Project.

March 2014	The Company filed an NI 43-101 report entitled “The Preliminary Economic Assessment on Waterberg JV Project, Limpopo Province, South Africa (23º22’ 01” south latitude and 28º49’ 42” east longitude).

June 2014	The Company announced a significant increase to the Waterberg Projects’ resource to 29 million ounces 4E — platinum, palladium, rhodium and gold.

July 2014

The Company announced the awarding of the Independent Qualified Person role for the ongoing Waterberg Projects pre-feasibility study to South Africa based and global engineering firm DRA Mineral Projects (Pty) Ltd. (“DRA Mineral”)

July 2014

The Company filed an NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa” (Latitude 23º14’ 11”S, Longitude 28º54’ 42”E).

August 2014

The Company announced an award in the binding arbitration with respect to the calculation of dilution to the ownership of Wesizwe, through its wholly owned subsidiary, Africa Wide, in Project 1 operating company, Maseve.  The arbitrator ruled in favour of the Company and determined that Africa Wide’s shareholding in Maseve is reduced to approximately 21.28% as a result of Africa Wide’s failure to fund its R 213.14 million share of an approved cash call in October 2013 and PTM RSA’s shareholding in Maseve was increased to approximately 78.72%. Based on the ruling, Wesizwe’s ownership in Maseve was further diluted to approximately 17.10% as a result of Africa Wide’s failure to fund its R 234.6 million share of a second approved cash call in February 2014.

October 2014

The Company announced the completion of approximately 71,000 metres of vertical drilling on budget at the Waterberg Joint Venture and Waterberg Extension projects since June 2014.  New intersections include 80 metres grading 4.80 g/t 3E.

October 2014	On October 31, 2014, the Company terminated the mandate for a term loan facility entered into with a syndicate of lenders in November 2013.

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November 2014

On November 3, 2014, the Company announced its intention to offer 150,000 units (the “Units”) consisting of US$150,000,000 aggregate principal amount of senior notes due 2021 (the “Senior Notes”) and the right for noteholders to receive an aggregate of 55,200,000 Common Share purchase warrants (the “Warrants”).  The offering has not priced or closed as at the date of this AIF. All terms of this proposed offering remain subject to pricing.

November 2014

On the date this AIF was filed, the Company filed an NI 43-101 report entitled “Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E),” with an exploration drilling update effective date of October 21, 2014 and a mineral resource estimate effective date of June 12, 2014 (the “Updated Waterberg Report”).  The Updated Waterberg Report reported recent diamond drilling results on the Waterberg Projects, but did not include a revised or updated estimated inferred mineral resource estimate.

DESCRIPTION OF THE COMPANY’S BUSINESS

General

Platinum Group Metals Ltd. is a British Columbia, Canada, company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

Currently, the Company considers three of its mineral projects to be material: Project 1, the Waterberg JV Project and the Waterberg Extension Project.  The Company also holds interests in various early-stage exploration projects located in Canada and in South Africa, including Project 3, which is located adjacent to and to the north of Project 1. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 12 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consists of approximately 179 individuals.

Project 1 and Project 3

Project 1 and Project 3 are located on the Western Limb of the Bushveld Complex, 110 km west northwest of Pretoria and 120 km from Johannesburg.  The approximately 47 km2 of mining rights comprising Project 1 and Project 3 are owned by project operating company Maseve, in which the Company has an 82.9% interest and Wesizwe, through its subsidiary, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), has a 17.1% ownership interest.  Maseve is governed by a shareholders agreement among PTM RSA, Africa Wide and Maseve (the “Maseve Shareholders Agreement”).  See “Recent Developments — Africa Wide Dilution” below.

To date, the majority of the Company’s exploration and development activities have been focused on Project 1 in order to advance it into development.  Project 3 hosts indicated and inferred mineral resources, but feasibility and development work are not expected to commence until Project 1 is in production.

On July 7, 2008, the Company announced the results of a feasibility study on Project 1.  On November 25, 2009, the Company published an updated feasibility study on Project 1 entitled “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”).  On April 4, 2012, Maseve was issued a letter of grant for a formal mining right for Project 1 (the “Mining Right”) by the Department of Mineral Resources of the Government of South Africa

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(“DMR”).  The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012.

During 2012 and into early 2013, the Company completed Phase 1 development at Project 1.  The Phase 1 development program was budgeted at Rand 856.83 million (approximately US$100 million at the time, of which the Company’s share was US$74 million).  Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of Rand 777.20 million; however, a further amount of Rand 81.3 million related to deferred expenditures for electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget.  Phase 1 included surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development.

Phase 2 development at Project 1 commenced in early January 2013 and is expected to cost approximately US$402 million on a peak funding amount basis, subject to the potential effect of delays in certain expenditures on Project 1.  Phase 2 includes the completion of an additional twin decline access into the deposit, a milling, concentrating and tailings facility and extensive underground development.  As of the date of this AIF, earth works and laydown areas for mill and concentrator facilities are complete, foundations for major mill and concentrator components are complete and steel construction is underway.  The filter press building and infrastructure is nearing completion with the filter press having been tested in Finland and released for delivery to site before the end of 2014.  As of November 14, 2014, the primary mill shell and related ends, trunions and gears were substantially installed on their supports.  Conveyors, crushers and an ore silo are well advanced.

The Company intends to apply US$110 million of the net proceeds from the announced offering of Units to satisfy peak funding requirements for Project 1, including the remaining Phase 2 development costs.  Plant and facility construction and commissioning are estimated to take until the fourth quarter of calendar 2015 to complete, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.  Full commercial production is estimated to occur after a two-year ramp-up period subsequent to the commissioning of the plant.

Waterberg JV Project

The Company is the operator of the Waterberg JV Project with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo.  The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus).  In October 2009, PTM RSA, Mnombo and JOGMEC entered into an agreement (as amended, the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years.  At the same time, Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).  In April 2012, JOGMEC completed its US$3.2 million earn-in requirement to earn a 37% interest in the Waterberg JV Project.  Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012.  PTM RSA holds the prospecting rights filed with the DMR for the Waterberg JV Project, and Mnombo is identified as the Company’s BEE partner.  Pursuant to the JOGMEC Agreement, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo.  As a result of the Company’s 49.9% ownership interest in Mnombo, the Company has an effective interest in the Waterberg JV Project of approximately 50%.

Under the terms of the JOGMEC Agreement, any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the joint venture, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

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2014 Annual Information Form

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009. In September 2009, the DMR granted PTM RSA the prospecting right until September 1, 2012. Application for the renewal of this prospecting right for a further three years has been made. Under the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”), the prospecting right remains valid pending the grant of the renewal. Two further prospecting rights totaling 118 km2 granted to PTM RSA and were executed on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling Rand 1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV Project, the 12.974% indirect interest the Company holds through Mnombo brings the Company’s effective interest in the Waterberg JV Project to approximately 50%. To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Mining Charter”) and, by reason of its majority HDSA-ownership, currently qualifies as a BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”). See ‘‘Risk Factors’’.

On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project.  On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled “The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (23°22’01” south latitude and 28°49’42” east longitude)” dated effective February 14, 2014 (the “PEA”).  The financial valuation in the PEA indicated the viability of the Waterberg JV Project with a 30% level of confidence.  According to the PEA, the Waterberg JV Project could support a decline accessed mine with a 19 year life and steady state production averaging 655,000 ounces per year of platinum, palladium and gold.  The PEA recommended advancing to a pre-feasibility study.  In July 2014, the Company awarded the independent Qualified Person role for the pre-feasibility study to DRA Mineral.  The pre-feasibility study is anticipated to be completed in early 2015.

On June 12, 2014, the Company announced an increase in the estimated inferred mineral resource at the Waterberg Projects.  On July 25, 2014, the Company filed the associated NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E)” dated effective June 12, 2014 (the “Waterberg Report”).  With the release of the Waterberg Report, there is no longer a current preliminary economic analysis for the Waterberg JV Project and the PEA is no longer valid.

On the date this AIF was filed, the Company filed the Updated Waterberg Report. The Updated Waterberg Report provides an update of the exploration activities on the Waterberg Projects completed subsequent to the effective date of the Waterberg Report of June 12, 2014 up to October 21, 2014.

During the first ten months of 2014, the Company had a total of 24 drill rigs in operation on the Waterberg JV Project. At November 14, 2014, the 2014 drilling campaign is complete, and there are no drill rigs presently turning on the property, although additional follow up boreholes may be drilled before December 31, 2014. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and the Waterberg Extension Project in 2014. Since commencing drilling in November 2011, approximately 182 diamond drill boreholes with 308 deflections have been completed on the Waterberg JV Project.

To date, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. A budget to April 30, 2015 of US$9.57 million was approved effective May 2014 to provide for sufficient engineering work and drilling work to allow completion of the pre-feasibility study of the Waterberg JV Project.

Platinum Group Metals Ltd.
2014 Annual Information Form

The Company was advised by JOGMEC in 2013 that a formal auction process had begun for the sale of JOGMEC’s 37% interest in the Waterberg JV Project to a successful bidder from a group of qualified Japanese trading firms. This was in keeping with JOGMEC’s mandate as determined by the Japanese Ministry of Economy, Trade and Industry. In June 2014, however, JOGMEC advised the Company that it had decided to postpone the possible sale into 2015 or later. JOGMEC cited the recent increased scale of resources at the Waterberg JV Project, a change in JOGMEC’s mandate allowing it to participate further into the development stage on mineral projects and JOGMEC’s new desire to discuss opportunities with the Company and Mnombo that may give JOGMEC exposure to the Waterberg Extension Project.

Waterberg Extension Project

The Waterberg Extension Project comprises granted and applied-for prospecting rights with a contiguous combined area of approximately 864 km2 located adjacent and to the north of the Waterberg JV Project.  Two prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018.  The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018.  The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2.  The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas.  Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years.  These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR.  No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.  The Company currently owns no surface rights in the area of the Waterberg Extension Project.

PTM RSA holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner.  The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo.  The Company and Mnombo are negotiating a joint venture agreement to govern the participating rights in and obligations towards the Waterberg Extension Project.  The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project.

Exploration work on the Waterberg Extension Project did not begin in a material way until late 2013.  To date, the Company has funded all of the work on the Waterberg Extension Project.  The Company approved a budget of US$3 million for calendar 2014 to fund work on the Waterberg Extension Project, including Mnombo’s expected 26% share.

As of November 14, 2014 the planned drilling program on the Waterberg Extension Project was completed and no drill rigs are presently working, although additional follow up holes may still be drilled before December 31, 2014. Including drilling contractors under the Company’s supervision, approximately 220 people were involved in the activities at the Waterberg JV Project and Waterberg Extension Project during calendar 2014. As of November 14, 2014, a total of 48 diamond drill boreholes with 70 deflections have been completed on the Waterberg Extension Project, with 39 of these holes completed on the farm Early Dawn, which is immediately adjacent and on strike to the north of the deposit located on the Waterberg JV Project area.

As part of the results of its drilling program on the Waterberg JV Project and the Waterberg Extension Project, the Company announced on October 21, 2014 that a new T Zone intersection in hole WE048 on the Waterberg Extension Project returned a 2.9 metre intercept of 3.12 g/t 3E (0.88 g/t platinum, 2.10 g/t palladium and 0.14 g/t gold).  This intersection confirmed the extension of the T Zone towards the north.

A target area for extension of the mineralized zones on the Waterberg Extension Project has been confirmed by drilling approximately 1.9 km north of the resource area identified in the Waterberg Report.  Both the T Zone and F Zone have been confirmed in a single borehole, (WE046) with a lower grade F

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2014 Annual Information Form

Zone intercept including 2.5 metres at 2.00 g/t 3E (0.61 g/t platinum, 1.33 g/t palladium, 0.06 g/t gold).  The T Zone at this location was geochemically elevated only and the zone was identified in rock types.  The geological model for the deposit indicates that low grade zones do occur.  The Company believes the presence of the deposit northward on the Waterberg Extension Project is a positive development, and drilling allowed the mineral resource estimate to be modeled for 9 km.  A deflection has been drilled on WE046 and assays are outstanding at the date of this AIF.  Based on a reinterpretation of airborne gravity surveys, taking the latest drill hole results into consideration, additional drilling northward along strike is planned.

Development and Exploration of the Company’s Projects

The Company’s key development project and exploration targets are located in the Bushveld Complex in South Africa.  The Bushveld Complex is comprised of a series of distinct layers or reefs, three of which contain the majority of the economic concentrations of platinum group metals (together, “PGMs”, and the subset of PGMs consisting of platinum, palladium, rhodium and gold (“4E”)) within the Bushveld Complex: (i) the Merensky Reef (“Merensky” or “MR”), which occurs around the Western Limb of the Bushveld Complex, (ii) the Upper Group 2 Layer or Reef (“UG2”), which occurs around the Eastern Limb of the Bushveld Complex and (iii) the Platreef, found within the Northern Limb.  These reefs exhibit extensive geological continuity and predictability and have an established history of economic PGM production.  The Merensky, UG2 and Platreef have been producing PGMs since the 1920s, 1970s and 1990s, respectively.

Overview of the Bushveld Complex

Notes: (Map not drawn to scale)
(1)                                 Anglo American Platinum Limited owns a 33% stake.

(2)                                 Comprised of Bathopele, Siphumelele and Thembelani mines.

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2014 Annual Information Form

Collectively, Project 1 and the Waterberg Projects host 4.7 million oz PGM (4E) of proven and probable reserves and 29.1 million oz PGM (4E) of inferred resources (Project 1 proven and probable 18.0 Mt at 5.51 g/t 4E MR, 13.5 Mt at 3.40 g/t 4E UG2 and Waterberg 287 Mt at 3.15 g/t 3E, inferred).  The Company’s current share of these reserves and resources are 3.9 million oz PGM (4E) proven and probable reserves at Project 1 and 17 million oz PGM (4E) inferred mineral resources at the Waterberg Projects.

Project 1:  Project 1 is located on the Western Limb of the Bushveld Complex and hosts occurrences of both the Merensky and UG2 Reefs.  Producing assets in the area include Royal Bafokeng Platinum Ltd. (“RBPlat”)’s owned and operated Bafokeng-Rasimone platinum mine (“BRPM”) (a joint venture with Amplats), Impala Platinum’s Lease Area and Amplats’ Rustenburg Section mines.  Project 1 is currently being developed to extract and process PGMs and associated minerals from the Merensky Reef for an initial period of approximately seven years.  The following three years will see a blend of Merensky and UG2 Reef production and, thereafter, the UG2 Reef alone will be mined and processed for the remaining life of the mine.  Project 1’s proven and probable mineral reserves are estimated at 4.7 million oz PGM (4E).  Once in production, Project 1 is expected to achieve annual steady state production of 275,000 oz of PGM (4E), implying a mine life of more than 20 years based on proven and probable reserves.

Waterberg Projects:  The primarily palladium-containing Waterberg Projects, comprised of the Waterberg JV Project and the Waterberg Extension Project, are located on a newly-discovered extension of the Northern Limb of the Bushveld Complex.  Amplats’ Mogalakwena mine is a Platreef asset also located on the Northern Limb.  Following recent discoveries of 6.8 million oz PGM (4E) of inferred mineral resources at the Waterberg Extension Project, the Waterberg Projects are estimated to contain 29.1 million oz PGM (4E) of inferred mineral resources.  The Waterberg JV Project resources are the subject of an ongoing pre-feasibility study being completed by mine building and engineering firm DRA Mineral.  The pre-feasibility study for the Waterberg JV Project will target a large, thick PGM resource, following the positive PEA completed in February 2014.  The Company believes that the Waterberg JV Project could support a decline-accessed mine with an estimated 19 year life and steady state production averaging 655,000 oz PGM (platinum, palladium and gold “3E”) per year.  The objective of the pre-feasibility study will be to model a large-scale, fully-mechanized mine.  As of October 31, 2014, more than 500 km2 of the Waterberg Projects prospecting area remain unexplored.

Project 1:  The Project 1 platinum mine is being developed to exploit one of the last large, near-surface sections of the Merensky Reef.  Over its expected life, the mine will progress from first production at approximately 200 metres below surface to a maximum depth of 650 metres.  By comparison, the average shaft depth of underground platinum mines in South Africa is 1,000 metres, while older operations in the Bushveld Complex have shafts with depths reaching 2,000 metres.  Project 1’s shallow depth is expected to translate into lower capital and operating costs, as well as more desirable working conditions for employees versus nearby mining operations that are deeper in nature.

Waterberg Projects:  The Waterberg Projects contain a large system of thick, mineralized layers that are accessible at shallow depths and may be conducive to highly-mechanized, bulk mining methods.  These bulk mining methods provide operating cost and safety advantages over the conventional mining methods used to mine the Merensky and UG2 layers in the Bushveld Complex.

Based on preliminary exploration and drilling results, the Company has identified mineral resources in the T and F Zones of the Waterberg Projects, which exhibit thickness ranging from three to 60 metres at an average grade of 3.26g/t PGM (3E).  This mineralization density enables the use of highly- mechanized, bulk mining methods.  For mineralized layers with thickness from three to 10 metres, the Company is evaluating mechanized mining methods including the use of room and pillar mining.  The Company is evaluating the use of long hole open stoping, among other mining methods, for mineralized layers with thickness ranging from 10 to 60 metres.  Mechanized equipment allows fewer miners to process greater ore throughput and more effectively mine larger stopes relative to conventional mining methods, such as those expected to be used at Project 1.  As a result, lower labor costs are expected to provide reduced sensitivity to wage inflation in South Africa and, as a consequence, long-term cost savings relative to conventional mining operations in the Bushveld Complex.

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2014 Annual Information Form

Project 1 economics are levered to platinum prices and, to a lesser extent, palladium prices (life-of-mine metal mix is 64% platinum and 27% palladium).  Platinum is a PGM with end uses that include catalysts in automotive catalytic converters used for emissions control, catalysts in electric fuel cells, manufacture of reinforcement glass fibers and nitric acid, medical products such as pacemakers and dental restorations, hard disk drives and jewelry.  Palladium is a PGM with end uses that include catalysts in automotive catalytic converters used for emissions control, hydrogen storage and purification, electronic components such as multi-layer ceramic capacitors, photography and jewelry.

The Bushveld Complex has been the source of the majority of the world’s platinum supply.  Independent research firm SFA estimates that, in 2014, 62% and 29% of the world’s supply of platinum and palladium, respectively, will be produced in South Africa.

Primary Platinum Supply by Region (koz)	Primary Palladium Supply by Region (koz)

Source: SFA Oxford

Since the global financial crisis of 2008, prices for platinum and palladium have been supported by several factors.  Auto catalyst demand has been driven by global automotive sales, industrial applications have been fueled by a recovering global economy, jewelry demand has resulted from higher retail traffic and lower gold prices, and investment demand owing to exchange-traded funds and other investment products have increased exposure to these commodities.  SFA estimates in the table below that global platinum and palladium will be in a supply deficit by 2014.

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2014 Annual Information Form

Global Platinum Supply — Demand Balance (koz)	Global Palladium Supply — Demand Balance (koz)

Historical Platinum Prices (US$ / troy oz.) | Last 3 Years

Source: Bloomberg; market data as of September 30, 2014

Platinum Group Metals Ltd.
2014 Annual Information Form

Historical Palladium Prices (US$ / troy oz.) | Last 3 Years

Source: Bloomberg; market data as of September 30, 2014

Overall, Project 1 funding requirements to nameplate production are currently estimated by the Company at US$502 million.  To date, the Company has received strong support from its large institutional shareholder base, having raised US$355 million of equity proceeds during 2013 to fund the development of Project 1 and further exploration.  As of August 31, 2014, an amount of $329 million (approximately US$315 million) from these proceeds, or 63% of the total Project 1 capital budget, have been invested in the development of Project 1.  Major capital items, including the mill shell, flotation cells and motors, structural steel for the processing plant and the filter press, have been delivered or contracted.  Of the incurred capital, approximately US$200 million has been invested in underground development and infrastructure and US$80 million has been spent on surface construction and buildings.  The balance has been used to purchase mobile equipment for Project 1.  JIC Mining Services (“JIC”) and DRA Mineral, each with South African platinum mine development experience, have been engaged for underground and surface development, respectively, at Project 1.  First production is expected in the fourth quarter of calendar 2015, subject to the Company raising sufficient capital to complete remaining Phase 2 construction, which will be followed by a two-year ramp-up period.

In April 2013, the Company executed a life-of-mine off-take agreement for Project 1 with Rustenburg Platinum Mines Ltd. (“RPM”), a wholly-owned subsidiary of Amplats.  The off-take agreement followed a competitive tender process and the exercise of a right of first refusal by RPM.  The terms of the executed off-take agreement are not materially different than those assumed by the Company in the 2009 UFS.  The concentrate from Project 1 is planned for delivery to the Amplats smelter approximately 40 km away by truck.

The Company is actively engaged with stakeholders, including employees, contractors and regulators, at Project 1 and the Waterberg Projects.  Employees and contractors benefit from continuous training programs, such as SafeMap, and management interaction that develop and reinforce a culture of safety and performance.  As of September 30, 2014, the Company has maintained a 20% to 30% local labor participation rate and has formed a “Social and Labor Plan” to deliver programs focused on attracting, training and retaining the best local talent.  Additionally, the Company officially invites mine inspectors from the DMR, a key mining regulatory agency, to perform regular mine site inspections in an effort to achieve the highest environmental, health and safety standards.  The Company believes that, collectively, these policies and programs have allowed the Company to foster an open, honest and team-oriented relationship with its workforce and to complete five million man-hours of work at the Project 1 site with a low lost-time incidence frequency of 1.1 per million man hours.

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2014 Annual Information Form

Project 1 Safety Performance

Recent Developments

Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors.  As a result of Africa Wide’s failure to fund its share of the initial cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the Maseve Shareholders Agreement.  The Company also delayed certain expenditures on Project 1 from October 2013 to January 2014 so that the Company could raise additional equity financing.  On August 20, 2014, an arbitrator ruled that Africa Wide’s shareholding in Maseve would be reduced to 21.2766%.  On March 3, 2014, Africa Wide informed the Company that it would not be funding its US$21.52 million share of a second cash call.  As a result, Africa Wide’s ownership has been further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration.  Likewise, the Company’s ownership has increased to approximately 82.9%.  The Company anticipates that it will be required to fund 100% of Maseve’s ongoing cash calls.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing.  Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications.  On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the MPRDA to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, if and when instructed by the DMR, which the Company may do unilaterally.  In addition to unaffiliated, qualified BEE companies, the Company is presently considering Mnombo as the BEE company for such a transaction.  The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects.  Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only approximately 17.1% of the equity in Maseve.

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2014 Annual Information Form

Project Loan Facility

On December 6, 2012, the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million project loan facility (the “Original Proposed Loan Facility”) to Maseve for the construction of the Project 1 platinum mine.  Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.  As a result of Africa Wide’s decision not to fund the initial cash call in Maseve in October 2013, the Company entered into a new mandate letter on November 8, 2013 with a modified syndicate of lead arrangers (the “New Arrangers”) for a US$195 million project loan facility (the “New Project Loan Facility”) to partially fund construction on Project 1.  The new mandate letter replaced the mandate letter and related documents prepared in connection with the Original Proposed Loan Facility.  On October 31, 2014, the Company determined not to proceed with the New Project Loan Facility and terminated the associated mandate letter. In connection with the termination of the new mandate letter, the Company paid the New Arrangers certain termination fees.

Proposed Financing

On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants.  Each Warrant will entitle the holder thereof to acquire one Common Share, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The Company intends to use US$110 million of the net proceeds from the announced offering to fund the remaining planned construction and development costs of the Project 1 platinum mine in South Africa and the balance for working capital purposes.  The offering of Units has not priced or closed as at the date of this AIF.  All terms of this proposed offering remain subject to pricing.  There is no guarantee that the offering will be successful, that the terms of the offering will be as described or that the proceeds raised will be sufficient to complete Project 1.  See “Mineral Property Interests — Project 1 and Project 3 of the Western Bushveld Complex — Source of Funds” below.

As of November 24, 2014 the Company held approximately $78 million in total cash on hand, which is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company into mid-2015.

Specialized Skills and Knowledge

Due to the specialized skills and knowledge required for a company in the development phase moving into the production phase, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd. (“RBS”), to provide site and office human resources, organization design and planning services to Project 1.  RBS specializes in the mining industry, and their team of professional engineers, psychologists and human resources practitioners has an intimate understanding of organization design & development, including knowledge of the applied legislation, mining techniques and associated labour practices.  RBS has assisted the Company in completing a “Local Skills Assessment” in six communities to help identify candidates for leadership and staff positions as per Maseve’s Social and Labour Plan (the “Social and Labour Plan”) and human resources development obligations.  Community members have already been hired and more are currently undergoing medical examinations, training and induction.

The Social and Labour Plan was compiled pursuant to the DMR’s Guidelines for social and labour plans and submitted in accordance with section 46 of the MPRDA.  The objective of the Social and Labour Plan is to align the Company’s social and labour principles with the related requirements established under the Mining Charter.  These requirements for Maseve include promoting employment, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the

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Project 1 mine.  Contractors are required to comply with the Social and Labour Plan and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all Maseve policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Social and Labour Plan establishes objectives for adult-based education training, learnerships and development of skills required by mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The Social and Labour Plan also establishes local economic development objectives for projects such as community centre refurbishment, high school refurbishment, water and reticulation projects, housing development, establishment of recreational parks and various other localized programmes for small scale industry, agriculture, entrepreneurship and health and education.

Labour in South Africa

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups.  Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012.  In June 2014, the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry.  To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely for several years with local communities and human resource specialists RBS for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details.  The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors.  As at October 31, 2014, approximately 24% of the onsite workforce of 1,631 people was comprised of local persons from the surrounding communities.

The primary union at Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”).  The Company maintains an active dialogue with JIC, NUM and its own employees.  JIC agreed to terms with NUM for a labour contract at the Project 1 platinum mine for a two-year period ending September 2015.  In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and the resulting increase in the cost of labour.  See “Risk Factors”.

Competition

The global PGM mining industry has historically been characterised by long term rising demand from global automotive and fabrication sectors on the one hand and constrained supply sources on the other.  South Africa’s PGM mining sector has been the largest and fastest growing sector in the South African mining industry until recently, representing approximately 80% of global supply.  Since mid-2012 global economic uncertainty and slow growth have created a weak market for PGMs.  Lower market prices for PGMs combined with labour unrest has caused stoppages and closures of some higher cost platinum mines and shafts in South Africa.  Almost all of the South African platinum supply comes from the geographic constraints of the Western, Northern and Eastern Limbs of the Bushveld Complex, resulting in a high degree of competition for mineral rights and projects.  South Africa’s PGM mining sector remains beholden to economic developments in the global automotive industry which accounts for approximately 32% of the total global demand for platinum.  A prolonged downturn in global automobile and light truck sales, resulting in depressed platinum prices, often results in declining production as unprofitable mines are shut down.  Alternatively, strong automobile and light truck sales combined with strong fabrication demand for platinum, most often results in a more robust industry, creating competition for resources, including funding, labour, technical experts, power, water, materials and equipment.  The South African industry is dominated by three or four producers, who also control smelting and refining facilities.  As a result, there is general competition for access to these facilities on a contract basis.  As the Company moves towards production on Project 1, it will become exposed to many of the risks of competition described herein.  See “Risk Factors”.

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2014 Annual Information Form

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state, provincial and local laws and regulations in the countries in which the Company conducts its activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, hazardous substances and other matters.  Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on the Company’s competitive position.  The Company intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its mining operations and exploration activities.  The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Foreign Operations

The Company conducts the majority of its business in South Africa.  South Africa has a large and well-developed mining industry, particularly in the area where the Project 1 is located.  This, among other factors, means the infrastructure in the area is well-established, with well-maintained roads and highways as well as electricity distribution networks, water supply and telephone and communication systems.  Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently underway.  Additional water infrastructure will also be required.  See “Risk Factors”.

There is also access to materials and skilled labour in the region due to the existence of many platinum and chrome mines in the immediate vicinity.  Smelter complexes and refining facilities are also located in the area.  South Africa has an established government, police force and judiciary as well as financial, health care and social institutions, although such institutions underwent significant change following the fall of apartheid and free elections in 1994, and are continuing to be developed.  The system of mineral tenure was overhauled by new legislation in 2002, which came into force in 2004.  Since 1994, South Africa has been considered an emerging democracy.  See “Risk Factors”.

MINERAL PROPERTY INTERESTS

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Projects 1 and 3 of the Western Bushveld Complex

Project 1 and Project 3 are located on the Western Limb of the Bushveld Complex, 110 km west northwest of Pretoria and 120 km from Johannesburg.  The approximately 47 km2 of mining rights comprising Project 1 and Project 3 are owned by project operating company Maseve, in which both the Company and Wesizwe, through its subsidiary Africa Wide, have ownership interests.

To date, the majority of the Company’s exploration and development activities have been focused on Project 1 in order to advance it into development.  On July 7, 2008, the Company announced the results of a feasibility study on Project 1.  On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). On November 25, 2009, the Company published an updated feasibility study, the 2009 UFS.  On April 4, 2012, Maseve was issued a letter of grant for the Mining Right by the DMR.  The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012.  During 2012 and into early 2013, the Company completed Phase 1 development at Project 1.  The Phase 1 development program was budgeted at Rand 856.83 million (approximately US$100 million at the time, of which the Company’s share was US$74 million).  Including the effect of both increases and

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2014 Annual Information Form

decreases in scope, Phase 1 was completed in March 2013 at a total cost of Rand 777.20 million; however, a further amount of Rand 81.3 million related to deferred expenditures for electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget.  Phase 1 included surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development.

Phase 2 development at Project 1 commenced in early January 2013 and is expected to cost approximately US$402 million on a peak funding amount basis, subject to the potential effect of delays in certain expenditures on Project 1.  Phase 2 includes the completion of an additional twin decline access into the deposit, a milling, concentrating and tailings facility and extensive underground development.  The Company intends to apply US$110 million of the net proceeds of the announced offering of Units to satisfy peak funding requirements for Project 1, including the remaining Phase 2 development costs.  See “Source of Funds” below.  Plant and facility construction and commissioning are estimated to take up until the fourth quarter of calendar 2015 to complete, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.  Full commercial production is estimated to occur after a two- year ramp-up period subsequent to the commissioning of the plant.

Technical Reports

Readers are encouraged to read the following technical reports, from which certain of the disclosure in this AIF has been derived:

1.                                      “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)),” dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”), prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart;

2.                                      “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated November 20, 2009 with an effective date of October 8, 2009 (the “Project 1 Report”), prepared by Charles J. Muller; and

3.                                      “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated August 31, 2010 (the “Project 3 Report”), prepared by Charles J. Muller,

(collectively, the “WBC Reports”).

The WBC Reports are subject to certain assumptions, qualifications and procedures described therein.  Readers are encouraged to review the full text of the WBC Reports, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Where appropriate, information in this AIF relating to Project 1 and Project 3 updates information derived from the WBC Reports.  There are significant risks of cost increases in the peak funding requirements, construction delays and financing highlighted in this AIF that update information contained the WBC Reports.  R. Michael Jones, P. Eng., the Company’s President, CEO and director, is the non-independent Qualified Person that has approved such updated information.

Project Description and Location

The approximately 47 km2 of mineral rights comprising Projects 1 and 3 (the “WBC Project Area”) are owned 100% by project operating company Maseve.  Maseve is operated by PTM RSA in accordance with the terms of the Maseve Shareholders Agreement among Maseve, PTM RSA and Africa Wide.  The property is divided into two distinct project areas, namely Project 1 and Project 3.  Project “1A” as discussed below, is a subdivision of Project 1.

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Projects 1 and 3 are located on the Western Limb of the Bushveld Complex, 110 km west-northwest of Pretoria and 120 km from Johannesburg.  The Bushveld Complex is well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum group elements (“PGEs”), chrome and vanadium.

The total area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ originally contributed by RPM.  These properties are centred on Longitude 27º 00’ 00’’ (E) and Latitude 25º 20’ 00’’ (S) and the mineral rights now cover approximately 47 km2 or 4,700ha.

Project 1 (including 1A) covers an area of 10.87 km2 or 1,087ha in extent.  Specifically, Project 1 consists of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ.  Project 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

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Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
BRPM
MIMOSA 81 JQ
FRISCHGEWAAGD 96 JQ
ONDERSTEPOORT 98 JQ
PTM Exploration Office
Scale

LEGEND

- WBJV Boundary
- PTM Exploration Office
- Merensky Reef Outcrop
- Borehole

Minxcon

The resources of Project 1 and 1A are located approximately 1 km to 6 km along strike from the active Merensky Reef (“MR”) mining face at the RBPlat owned and operated Bafokeng Rasimone Platinum Mine (“BRPM”) (a joint venture with Amplats)).  RBPlat completed opencast mining on the Upper Group 2 Chromitite Layer or Reef (“UG2”) within 100 metres of the property boundary.

The mafic component of the Bushveld Complex is collectively termed the Rustenburg Layered Suite (“RLS”) and can be divided into five zones, namely the Marginal, Lower, Critical (which hosts the MR and UG2), Main and Upper Zones.  The potential economic horizons in Project 1 are the MR and UG2 situated in the Critical Zone of the RLS of the Bushveld Complex; these horizons are known for their

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continuity.  The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties.  In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modeled.  The MR and UG2 Chromitite seam, in the WBC Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Drilling, in the form of diamond drilling, has been carried out over the WBC Project Area for the purposes of understanding the geology, structure, geotechnical properties and metallurgy of the ore body in the WBC Project Area.  To October 31, 2014, 460 boreholes have been drilled by the Company on Project 1, of which 30 boreholes were drilled on area 1A.  The Company has established a site office to the south of the WBC Project Area, and all core is stored in the core yard onsite.  All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Set Point Laboratories (South Africa).  Intertek Genalysis South Africa Pty Ltd. has been used as a referee laboratory to confirm the accuracy and repeatability of samples.  To the date of the 2009 UFS, a total of 32,020 samples had been assayed and utilized in the estimation of the mineral resources over the WBC Project Area.

Licences

The Consolidation Transaction was subject to ministerial approval of the cession of various prospecting rights in accordance with the provisions of section 11 of the MPRDA.  On April 22, 2010, the required cession of the prospecting rights was approved by the South African Minister of Mineral Resources (“Minister”) and the Company announced the execution and completion of the Consolidation Transaction.  The result of the ministerial approval of the cessions was that the prospecting rights would be grouped into three projects, being Projects 1, 2 and 3.

As a result of the Consolidation Transaction, Maseve held nine separate new order prospecting rights issued by the Regional Office of the DMR in Klerksdorp, North West Province.  Licence specifications for the prospecting rights may be found in the WBC Reports.  Under the MPRDA, the holders of valid new order prospecting rights have the exclusive right to apply for mining rights over the prospecting area.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights and was issued a letter of grant in respect of the Mining Right on April 4, 2012.  The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042.  The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure.  The Mining Right can be renewed for periods of up to 30 years at a time.

The granting of the Mining Right secured the Company’s mineral rights for Project 1 and Project 3.  These mineral rights are recorded for platinum group metals, gold, silver, copper, chrome, nickel and cobalt.

Rights to Surface and Minerals

The Company has acquired all surface rights it believes will be necessary to execute construction and operation of the Project 1 platinum mine.  These surface rights are intended for purposes of tailings placements, surface infrastructure, location of shaft infrastructure, mill facilities, concentrator facilities and waste sites.  Details of acquisition follow below:

PTM RSA acquired an option to purchase 100% of the surface and mineral rights to portions of the farm Elandsfontein 102 JQ in December 2002.  The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357ha.  By December 2005, PTM RSA had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million.  One half of this cost was applied to the surface rights and the other half was applied to the mineral rights.  The acquired mineral rights were then contributed to the WBJV under the terms of the WBJV Agreement (as defined under “— Acquisition and Reorganization — Projects 1 and 3”) and were later transferred to Maseve under the Consolidation Transaction.  The acquired 364.6357 ha in surface rights at all times since December 2005 remained under legal title to PTM RSA.  During the period from December 2005 until the completion of the Consolidation Transaction, the Company held these surface rights in trust for the WBJV, an

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unincorporated entity with no legal right or ability to own property of its own.  Pursuant to the Consolidation Transaction, the Company made a payment to Wesizwe in settlement for its pro-rata share of the Elandsfontein 102JQ surface rights, thus extinguishing any claim to the surface rights by Wesizwe.  PTM RSA now holds 100% of these 364.6357 ha in surface rights for its own account.  These surface rights are not held by Maseve and are not part of the Project 1 platinum mine.

PTM RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements.  All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008.  PTM RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties, being certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ, were contributed to the WBJV by Amplats.

During the year ended August 31, 2008, PTM RSA purchased surface rights adjacent to the Project 1 deposit area measuring 216.2703 ha for Rand 8.04 million (approximately $1.09 million at the time) and also purchased surface rights directly over a portion of the Project 1 deposit area measuring 360.6676 ha for Rand 15.07 million (approximately $2.07 million at the time).  During 2012, the surface rights to these two properties were transferred at cost into Maseve in order to consolidate land holdings for the Project 1 platinum mine at the operating company level in advance of the Original Proposed Loan Facility.

On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved.  At the time of the dissolution, Wesizwe acquired all of Amplats’ rights and interests to the mineral rights underlying the WBJV, retaining Amplats’ mineral rights to Project 2 and transferring all of Amplats’ mineral rights underlying Projects 1 and 3 into the project operating company, Maseve.  The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.  The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47 km2 of the original 72 km2.  See “Acquisition and Reorganization — Projects 1 and 3”.

On August 12, 2010, the Company acquired the right to purchase the Sundown Ranch surface rights covering 1,713ha., including accommodation facilities and overlaying the area of the planned Project 1 platinum mine for Rand 130.0 million (approximately $18.80 million at the time). A deposit of Rand 13.0 million (approximately $1.88 million at the time) was paid to the vendor on August 26, 2010. The purchase price balance of Rand 117.0 million was paid in January 2011 (approximately $17.03 million at the time). Title was subsequently transferred into Maseve at the Company’s direction. The Company received credit for the purchase price against its share of ongoing project costs. All business and operation of the hotel and recreation facilities at the Sundown Ranch have been contracted to a former manager of the property in exchange for a monthly rental fee and a small revenue participation amount payable to Maseve, as this portion of the property is not required directly for Project 1.

Environmental Liabilities and Prospecting/Mining Licenses

Environmental regulation of mining in South Africa is in a transitional period, as the governing legislation is being transitioned from the MPRDA to the National Environmental Management Act, No. 107 of 1998 (“NEMA”).  The MPRDA has been amended to delete all the environmental regulation provisions.  While subject to academic debate, certain of these provisions (in particular the requirement for the DMR to approve an environmental management program (“EMP”) for a mining right or environmental management plan (“EMPlan”) for a prospecting right) and requirements for compliance with approved EMPs remain in force until certain pending provisions in the MPRDA and NEMA commence.  See “South African Regulatory Framework — Environment”.

Under the deleted environmental provisions of the MPRDA, the Company and Maseve as the holders of mining and prospecting rights, must (a) conduct environmental monitoring on a continuous basis, (b) conduct performance assessments of the EMP or EMPlan as required, (c) conduct an annual financial

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determination in respect of the financial guarantees filed with the relevant prospecting right and mining right, and (d) compile and submit a performance assessment report to the Minister in which compliance with the EMP or EMPlan is demonstrated.

Mining Right

The Mining Right was issued by the DMR in April 2012 and registered in in the Mineral and Petroleum Titles Registration Office on August 3, 2012.  Project 1 requires an environmental authorization, water use license, approval of an EMP by the DMR prior to the execution of the Mining Right and other ongoing permits and permissions, including those arising from recent legislative amendment.  The EMP for Project 1 was approved by the DMR over the area on which mining will take place.  Delays or a failure to obtain or amend the required permits, or a failure to comply with the conditions of any such licenses that the Company has obtained, could have a material adverse impact on the Company.

Subsequent to the issue of the Mining Right, the Company applied for land use and environmental permits for Project 1 and the following were obtained:

1.                                      Municipal rezoning of the applicable surface rights for mining purposes;

2.                                      A waste management license issued by the Department of Environmental Affairs in terms of the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) for a treatment plant to be utilized during Phase 2 of the Project 1; and

3.                                      An environmental authorization issued by the North West Department of Economic Development, Environment, Conservation and Tourism (“DEDECT”) for activities listed as requiring such authorization under NEMA.

The Company is also in the process of applying for a water use license for Project 1.  The application has been in process for over two years, and the water use license will be needed before the tailings storage facility can be constructed and before mining operations may commence.  There have been delays to the issuing of the water use license and the application may require amendment.  This could affect the timing of the mining start-up.

DEDECT has requested that Maseve amend its environmental authorization with public participation as a result of the surface area being incorrectly stated in the environmental authorization application’s heading.  The Company is of the view that this request only requires a non-substantive amendment of Maseve’s environmental authorization, as the environmental impact assessment in the application for the environmental authorization includes the correct surface area and authorizes the alternative site location on which the tailings storage facility is located.  There was no indication in the environmental authorization that DEDECT refused to grant authorization over these properties.  Maseve is presently in discussions with DEDECT.  An inquiry from RBPlat that gave rise to DEDECT’s request, as well as inquiries from RBPlat with respect to the Company’s EMP and water use license, were withdrawn on November 17, 2014 following discussions and an agreement between the Company and RBPlat (see “Milling, Concentrating and Tailings Facilities” below).  If public participation is required the timing of the mining start-up may be affected.

Independent site visit reviews and reports of the Project 1 site were conducted by an independent environmental consultancy during 2012 and 2013, which included the inspection of the waste management facilities onsite to ensure that the activities taking place onsite adhere to all the relevant environmental regulations and best practice standards.  These reviews and reports recommend changes and improvements to a number of areas related to environmental management, including waste management, oil spill prevention and response, water management and housekeeping practices.  The Company has implemented most of these recommendations and at this time believes that any changes and improvements that are still required can be made without material capital investments or delay of mining start-up.

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The Company anticipates receiving all required regulatory approvals in due course but cannot provide any assurances to such effect.  Additional authorizations may be required arising from recent legislative amendments.  See “Risk Factors — Risks of Doing Business in South Africa — Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa” and “Risk Factors — Risks Relating to the Mining Industry — The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company”.

Prospecting Rights

Regular site inspections are conducted on the Company’s prospecting activities.  The aim of such site inspections is to: (a) determine the compliance with all legislation pertaining to the environment; (b) advise on environmental management measures to be undertaken during the prospecting phase; and (c) monitor site rehabilitation.

From 2010 to 2013, independent inspections of compliance with the EMPs were conducted annually over each prospecting site of the Company and Maseve in accordance with regulation 55 of the MPRDA.  The Environmental Compliance Report reported that all of the drilling sites and the immediate areas that were affected by prospecting had adequately complied with commitments as recorded in the EMPs.  It was further reported that all rehabilitation of prospecting boreholes and related infrastructure was completed and that no further rehabilitation is necessary.  Independent rehabilitation certificates were issued for each borehole and are on record at the site offices.

Generally, environmental impacts and risks associated with prospecting activities are minimal.  The Company has approved EMPs for all of its prospecting rights and the required financial provisions are in place.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the Project 1 and Project 3 are located.  This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The WBC Project Area is located on the Western Limb of the Bushveld Complex, some 35 km northwest of the North West Province town of Rustenburg.  The town of Boshoek is situated 10 km to the south along the tar road that links Rustenburg with Sun City and crosses the WBC Project Area.  The WBC Project Area adjoins the producing BRPM to the southeast, operated by RBPlat.  A railway line linking BRPM to the national network passes the WBC Project Area immediately to the east with a railway siding at Boshoek.  Projects 1 and 3 are readily accessible from Johannesburg by traveling 120 km northwest on Regional Road 24 to the town of Rustenburg and then a further 35 km.  Both the BRPM to the south of the WBC Project Area and Styldrift, a joint venture between the Royal Bafokeng Nation and Amplats, which lies directly to the east of the property, have modern access roads and services.  Numerous gravel roads crossing the properties provide easy access to all portions.

The major population center is the town of Rustenburg, about 35 km to the southeast of the project.  Pretoria lies approximately 100 km to the east and Johannesburg about 120 km to the southeast.  A popular and unusually large hotel and entertainment center, Sun City, lies about 10 km to the north of the WBC Project Area.  The Sundown Ranch Hotel lies in close proximity to the WBC Project Area and offers rooms and chalets as accommodation.  The properties fall under the jurisdiction of the Moses Kotane Municipality.  A paved provincial road crosses the property.  Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi-arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone.  The climate of the area does not hinder the operating season and exploration can continue all year long.

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The WBC Project Area is close to major towns and informal settlements as a potential source of labour with paved roads being the norm.  Power lines (400kV) cross the WBC Project Area and water for local farm use is, as a rule, drawn from boreholes.  As several platinum mines are located adjacent to and within 50 km of the property, there is excellent access to materials and skilled labour.  One of the smelter complexes of Amplats is located within 60 km of the property.

Topographically, the WBC Project Area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees.  The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills.  On Project 1, elevations range from 1,080 metres above mean sea level (“amsl”) towards the Elands River in the north to 1,156 metres amsl towards the farm Onderstepoort in the southwest, with an average of 1,100 amsl.  The section of the Koedoesfontein property covered by Project 3 gently dips in a north-easterly direction toward a tributary of the Elands River.  On Project 3, elevations range from 1,060 metres amsl towards the Sandspruit River in the north to 1,100 metres amsl towards the south eastern corner of the property.

History

Elandsfontein (PTM RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were all privately owned.  Previous work done on these properties has not been fully researched and is largely unpublished.  Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature.  PTM RSA acquired these rights and then contributed them to the WBJV in 2004.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in South Africa.  Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Amplats through RPM.  RPM contributed these rights into the WBJV in 2004.

Previous geological exploration and resource estimation assessments were done by Amplats as the original owner of some of the mineral rights.  Amplats managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project 1, and for the Koedoesfontein borehole series in the area of interest on Project 3.  Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the pre-feasibility study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Previous drilling on the Project 3 area conducted by Amplats consisted of three boreholes (KD1, KD2 and KD3).  Boreholes KD1 and KD3 were drilled beyond the MR and UG2 subcrop, and terminated in sediments of the Transvaal Supergroup.  Drilling of borehole KD2 was stopped short of the MR subcrop.

There has been no previous production from any of the Company’s properties in the Western Bushveld Complex.

Geological Setting

Regional Geology of the Bushveld Complex

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes.  These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known Bushveld Complex.

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The Bushveld Complex was intruded approximately 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor).  The Bushveld Complex is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000 km2.  It has a maximum thickness of 8 km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996).  The mafic-ultramafic component of the Bushveld Complex, known as the RLS, hosts layers rich in PGEs, nickel, copper, chromium and vanadium.  The Bushveld Complex is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995).  The RLS is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly.  These include the Western, Eastern, Northern/Potgietersrus, Far Western/Nietverdient and South Eastern/Bethal Limbs.

Mineralized Zones

The Bushveld Complex in general is well known for containing a large share of the world’s platinum and palladium resources.  There are two very prominent economic deposits within the Bushveld Complex.  Firstly, the MR and the UG2, which together can be traced on surface for 300km in two separate areas and secondly, the Northern Limb, which extends for over 120km in the area north of Mokopane.

In the past, the platinum and palladium bearing reefs of the Bushveld Complex have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2 km).  These estimates do not distinguish between the categories of proven and probable reserves and inferred resources.  Recent calculations suggest about 204 and 116 million ounces of proven and probable reserves of platinum and palladium respectively, and 939 and 711 million ounces of inferred resources.  Mining is already taking place at 2 km depth in the Bushveld Complex.  Inferred and ultimately mineable ore resources can almost certainly be regarded as being greater than the calculations suggest.  These figures represent about 75% and 50% of the world’s platinum and palladium resources respectively.  Demand, and hence price, will be the determining factor in mining activities on the Bushveld Complex rather than availability of ore.  Many mines on the Bushveld Complex are getting deep, with some at more than 1 km vertical.  At these depths costs and safety are factors.  With labour costs also rising, shallow mines with good grade have a significant cost advantage over the deeper mines.

Exploration drilling in the area has shown that both economic reefs (MR and UG2) are present and economically exploitable on the Western Bushveld properties.  The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650 metres (up to 50 metres apart) towards the northeast.  The subcrops of both reefs generally strike southeast to northwest and dip on average 14 degrees to the northeast.  The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

The most pronounced PGM mineralization along the Western Limb of the Bushveld Complex occurs within the MR and is generally associated with a 0.1—1.2 metre thick pegmatoidal feldspathic pyroxenite unit.  The second important mineralized unit is the UG2, which is on average 0.6—2.0 metres thick.

Local and Property Geology

Projects 1 and 3 are underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone.  The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography.  The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography.  Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.  In parts of the WBC Project Area the MR outcrops, as does the UG2, beneath a relatively thick (2-5 metres) overburden of red Hutton to darker Swartland soil forms.  The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of 10° in Project 3.  The top 32 metres of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within

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the Main Zone.  Thicknesses of this profile increase near intrusive dykes traversing the area.  The WBC Project Area is bounded in the west by the Rustenburg Fault and one of its NW-SE orientated branches can be seen to transect the central portion of the Property.

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation.  The mafic-ultramafic rocks of the RLS are subdivided into the following five zones:

•                  Marginal Zone — comprising finer-grained gabbroic rocks with abundant country-rock fragments.

•                  Lower Zone — the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

•                  Critical Zone — its commencement is marked by first appearance of well-defined cumulus chromitite layers.  Seven Lower Group chromitite layers have been identified within the lower Critical Zone.  Two further chromitite layers — Middle Group (“MG”) — mark the top of the lower Critical Zone.  From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate.  The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units.  The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites).  The UG1 — first of the two Upper Group chromitite layers — is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite.  The overlying UG2 is of considerable importance because of its economic concentrations of PGEs.  The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles.  The MR is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness.  The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•                  Main Zone — consists of norites grading upwards into gabbronorites.  It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up.  This marker-unit does not occur in the WBC Project Area, but is evident in the adjacent BRPM.  The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•                  Upper Zone — the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker.  The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting — Western Bushveld Limb

Exposures of the Bushveld Complex located on the Western Limb include the stratigraphic units of the RLS.  The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup.  The MR is believed to be present within much of this lobe.  The position of the MR is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the Bushveld Complex within the WBC Project Area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5—1 and Bastard Reef to UG1 footwall sequence).  The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof.  The UG2 and, more often, the

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UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Reefs

The MR is a well-developed seam along the central part and towards the northeastern boundary of the Project 1 area.  Islands of thin reef and relatively low-level mineralization are present.  The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north-south orientation from subcrop to deeper portions.

The UG2 is well developed towards the northeast of the WBC Project Area, but deteriorates towards the southwest.  Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer.  It also appears to be disrupted by the shear zone along the footwall alteration zone.  Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to approximately 2 metres.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from approximately 10 metres to 80 metres in a southwest-northeast direction.  A similar situation exists in the north of the WBC Project Area but with the thickness between the reefs ranging from 6 metres to 25 metres at depths of 200 metres below surface.  In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the Bushveld Complex layered lithologies.

Local Structural Model

Floor rocks in the southwestern Bushveld Complex display increasingly varied degrees of deformation towards the contact with the RLS.  Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault.  This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex.  A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system.  These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex.  Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBC Project Area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex.  These east-west trending structures dip steeply (between 80° and 90°).  The magnetics indicate that the Chaneng Dyke dips steeply to the north.  This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone platinum mine, which all dip steeply northward.

Two stages of folding have been recognized within the area.  The earliest folds are mainly confined to the Magaliesberg Quartzite Formation.  The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation.  Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor.  Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines.  The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills.  The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation.  The fold axes trend at approximately orthogonal angles to the first folding event.  Deformation during emplacement of the Bushveld Complex was largely ductile and led to the formation of basins by sagging and folding of the floor rocks.  This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the Bushveld Complex.  There is a distinct thinning of rocks from east to west as the Bushveld Complex

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onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated.  The MR and UG2 isopach decreases from 60 metres to 2 metres at outcrop position.

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores.  At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-Bushveld Complex age.  It appears to be the most prominent, with the largest displacement component of more than 20 metres.  The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures.  Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes.  These range in thickness from 0.5—30 metres and most appear to be of a chilled nature; some are associated with faulted contacts.  Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age.  This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Exploration

PTM RSA is the operator of Project 1 and Project 3 and PTM RSA personnel have conducted or supervised the work described below.  Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, but they remain under the direction of PTM RSA.  Diamond drilling at Project 1 in 2014 was contracted to Discovery Drilling Contractors of South Africa.

Project 1

Details of Reserves and Resources are reported below under “Project 1 and Project 3 Mineral Reserves and Mineral Resources”.

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified.  Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.  The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the Project 1 towards delineation of the subcrop position of the actual MR and UG2 economic reef horizons.

Prior to the establishment of the WBJV and commencement of drilling for the pre-feasibility study, PTM RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Geophysical information obtained from Amplats was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the Bushveld Complex.

Ground gravity measurements of 120.2 km have been completed on 500 metre line spacing perpendicular to the strike across the deposit, together with 65.5 km of ground magnetic survey.  The ground gravity data played a significant role in determining the hinge line where the Bushveld Complex rocks start thickening down-dip, and this raised the possibility of more economic mineralization.  At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the

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Bushveld Complex rocks.  Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

An aeromagnetic survey was flown for Amplats by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system.  A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20 metres.  The area covered by the survey was some four times larger than the Project 1 and 3 areas, which was situated in the northwestern quadrant of the surveyed area.  The high resolution survey data was of a very high quality.  The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Previous geological exploration and resource estimation assessments were done by Amplats as the original owner of some of the mineral rights.  Amplats managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest.  Geological and sampling logs and an assay database are available.

The type of drilling being conducted on Projects 1 and 3 is a diamond- drilling core-recovery technique involving primarily a BQ-size solid core extraction.  The drilling is placed on an unbiased 250 metre × 250 metre grid and detailed when necessary to a smaller size grid.  The grid has been extended for 4.5 km along strike to include the whole of the Project 1 (including area 1A).  To October 31, 2014, 460 boreholes have been drilled by the Company on Project 1, of which 30 boreholes were drilled on area 1A.

Up to the date of the 2009 UFS, a total of 139,451 metres had been drilled by PTM RSA on the Project 1 and 1A area, and altogether 27,242 filed samples were submitted for assaying along with 2,446 standards and 2,372 blanks.

In late calendar 2010 and throughout 2011, a total of 92 boreholes were infill drilled on the up-dip, near surface edge of the Project 1 deposit area.  These holes were drilled to obtain additional material for metallurgical testing purposes and to further assess geological structures in areas of known resources that will likely be accessed and scheduled for mining in the first four or five years of the Project 1 mine life.  Underground development at the MR location and detailed drilling during 2013 has provided additional information for mine planning purposes and as anticipated some blocks planned for mining have been amended or removed from the short-term mine plan and others have increased in size using the more detailed information.  Work completed in calendar 2013 and 2014 to date indicated no material change to reported reserves and resources.  New geo-statistical information resulting from new infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.  Reviews of the resources and reserves will be completed as new information from surface drilling and underground development is assessed by the independent Qualified Person.

The purpose of any future drilling programs will also be to test for additional resource ounces, to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources and for detailed mine planning.

The exploration programs completed to date on the Project 1 area are appropriate to the style of the deposits within the WBC Project Area.  The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource and reserve estimates.  No material changes in resources have been stated by the independent Qualified Person.

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Project 3

Exploration to date for Project 3 has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis.  Drilling on Project 3 has ceased at present.  An updated resource was declared for Project 3 on September 30, 2010.

To the date of the most recent resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 area.  Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed.  A total of 42,101 metres has been drilled across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks.

The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

The exploration programs completed to date on the Project 3 are appropriate to the style of the deposits within the WBC Project Area.  The data produced by the exploration work has been deemed reliable by Qualified Person Charles Muller and the quality assurance and quality control methods employed have given a high level of confidence in the data for use in the advanced stage resource estimates.

Mineralization

Exposures of the Bushveld Complex located on the Western Limb include the stratigraphic units of the RLS.  The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites.  The potential economic horizons in the Project 1 and 3 Areas are the MR and UG2 situated in the Critical Zone of the RLS of the Bushveld Complex; these horizons are known for their continuity.  The MR in WBC Project 1 is the main exploration target; the UG2 chromitite layer has lesser economic potential and will be exploited after the MR during a later stage of the proposed mine life.  The most pronounced PGE mineralization in Project 3 occurs within the MR and is generally associated with a 0.1-1.2 metre thick pegmatoidal feldspathic pyroxenite unit.  The MR is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the pegmatoidal feldspathic pyroxenite.  The UG2 occurs sequentially below the MR and is on average 1.50 metres thick.

The MR and UG2 are mined at the BRPM adjoining the property as well as on other contiguous platinum-mine properties.  In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled.  The MR and UG2, in Project 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on Projects 1 and 3 is a diamond-drilling core-recovery technique involving primarily a BQ-size solid core extraction.  The drilling is placed on an unbiased 500 metre x 500 metre grid and detailed when necessary to a 250 metre x 250 metre grid.  The grid has been extended for 4.5km along strike to include the whole of the Project 1 (including area 1A).  To October 31, 2014 460 boreholes have been drilled by the company on Project 1, of which 30 boreholes were drilled on area 1A.

To the date of the last resource update for Project 3, a total of 42 boreholes were drilled by PTM RSA on the Project 3 Area.  Three deflections were drilled for boreholes which intersected the MR or UG2, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (a commercially available logging software) and in a GIS software package named ARCVIEW.  The exact borehole locations, together with the results of the economic evaluation, are plotted on plan.  From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised.  This

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information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The geometry of the deposit has been clearly defined in the sections drawn through the property.  With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation.  A three-dimensional surface — digital terrain model (DTM) — was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3).  This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.  The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel.  Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company.  The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•                  Drillers’ depth markers (discrepancies are recorded).

•                 Fitment and marking of core pieces.

•                  Core losses and core gains.

•                  Grinding of core.

•                  One-metre-interval markings on core for sample referencing.

•                  Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory.  The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1 metre units and then for major stratigraphic units.  Once the stratigraphic units are identified, the economic units — MR and UG2 seam — are marked.  The top and bottom contacts of the reefs are clearly marked on the core.  Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split.  A centre cut line is then drawn lengthways for cutting.  After cutting, the material is replaced in the core trays.  The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15—25cm in length.  In areas where no economic zones are expected, the sampling interval could be as much as a metre.  The sample intervals are allocated a sampling number, and this is written on the core for reference purposes.  The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet.  The start and end depths are marked on the core with a corresponding line.  The duplicate tag stays as a permanent record in the sample booklet, which is secured onsite.  The responsible project geologist then seals the sampling bag.  The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system.  The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Up to the date of the 2009 UFS, a total of 139,451 metres has been drilled by PTM RSA on the Project 1 and area 1A (up to hole WBJV 241), and altogether 27,242 filed samples have been submitted for

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assaying along with 2,446 standards and 2,372 blanks.  A total of 42,101 metres has been drilled by PTM RSA across Project 3 and altogether 10,263 samples have been submitted for assaying from that project, including 836 standards and 828 blanks.  Subsequent to the publication of the 2009 UFS in October 2009 a further 18,612 metres in 66 boreholes has been infill drilled on Project 1 of the WBJV to the end of April 2011.  Since April 2011 various new boreholes have been drilled on Project 1 from surface and from underground as part of mine planning, geotechnical and cover drilling procedures in the normal course of mine planning development.  Underground mapping and sampling has been completed along approximately 250 metres of underground development reef drive.  This work demonstrated high grade and low grade areas as part of the recorded abutment facies in this area.  Flexible underground development and detailed geological control will be important to mining these blocks.

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery.  If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Company’s protocol based on industry-accepted best practice.  The quality of the sampling is monitored and supervised by a qualified geologist.  The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling.  Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections.  Generally, the economic reefs are about 60cm thick.  For both the MR and UG2, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre.  The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content.  If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm.  If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•                  Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•                  The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•                  The samples are placed according to sequence into large plastic bags.  (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•                  The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage.  The project geologist keeps copies of the analytical request form and the chain-of-custody form onsite.

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•                  Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area.  The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa).  Dr. Barry Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories and Set Point Laboratories is also an ISO accredited laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary.  Each sample is weighed and the results are recorded.  Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm.  The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process.  Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium, which volatilizes in the presence of silver during cupellation.  Palladium is used as the co-collector for Rh analysis.  The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of inductively coupled plasma—optical emission spectrometry (“ICP-OES”).

Quality Assurance and Quality Control (“QA&QC”) Procedures and Results

The Company protocols for quality control are as follows:

1.                                      The project geologist oversees the sampling process.

2.                                      The core yard manager oversees the core quality control.

3.                                      The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.                                      The project geologist oversees the chain of custody.

5.                                      The internal Qualified Person verifies both processes and receives the laboratory data.

6.                                      The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.                                      Together with the project geologist, the resource geologist determines the initial mining cut.

8.                                      The external auditor verifies the sampling process and signs off on the mining cut.

9.                                      The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.                               A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal Qualified Person.

11.                               The internal Qualified Person requests re-assay.

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12.                               Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Samples of certified standard reference material (“standard”) are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd).  Rhodium (Rh) and Gold (Au) were also monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Standards are site specific and are developed through the collection and preparation of material of varying matrices and grades to provide homogeneous material of similar characteristics to the mineralization being drilled and assayed on the project.  Before a standard can be used it must go through Round Robin testing using analytical methods matched to the mineralogical characteristics of the mineralization.  The Round Robin testing is conducted by a sufficient number of independent testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.  These standards are then inserted in to the sample stream at set intervals for monitoring assaying.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering.  Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample.  The blank being used is always noted to track its behaviour and trace metal content.  Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection.  The field duplicate contains all levels of error — core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core.  Firstly, BQ core has an outer diameter of only 36.5mm.  Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core.  It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated.  It should be noted that validation is different from verification; the latter implies 100% repeatability.  The validation program consists of the following:

•                  a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

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•                  ongoing blind pulp duplicate assays at Set Point Laboratory;

•                  check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database.  The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geo-statistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Quality Control Measures and Data Verification

All scientific information is manually captured and digitally recorded.  The information derived from the core logging is manually recorded on A4-size logging sheets.  After being captured manually, the data is electronically captured in SABLE, a digital logging program.  For this exercise, the program has very specific requirements and standards.  Should the entered data not be in the set format the information is rejected.  This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into DATAMINE, a modeling package.  Modeling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature.  This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE.  The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry.  If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered.  Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned.  Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security.  Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples.  It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility.  The original chain-of-custody document always accompanies the samples to their final destination.

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The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements.  It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company.  A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed.  In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure.  The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan.  All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Project 1 and Project 3 Mineral Reserves and Mineral Resources

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in the Project 1 Report.  An updated NI 43-101 technical report was published for Project 3 in the form of the Project 3 Report.

The table below contains summary details from the 2009 UFS and the Project 1 Report, and summary resource details from the Project 3 Report.  The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements.  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1.  New geo-statistical information resulting from new infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated reserves for Project 1.

The following is a statement of attributable mineral reserves and mineral resources for Project 1 and Project 3 on a 100% basis based on the WBC Reports.  Additional information regarding the mineral resource estimate calculation can be found in the WBC Reports.  Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.  The 4E cut-off in the tables below is 300cm.g/t for Project 1 and 100cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)).  Where used in the following four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam.  Due to rounding, table columns may not add.  Project 1 tonnes are reported after deducting 14% for MR and 23% for UG2 for geological losses.  Project 3 tonnes are reported after deducting 14% for geological losses.  See “Cautionary Note to U.S. Investors”.

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			Grade	Mining
	Resource	Tonnes	(4E)	width	Prill Split (4E)				Ozs
Reef	Category	(million)	(g/t)	(metres)	Pt	Pd	Rh	Au	(millions) (1)
Project 1 Resources (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 Resources (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Note:

(1)                                 The Company has an approximately 82.9% interest in these mineral resources.  See “Africa Wide Dilution”.  New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling, could result in changes to the estimated mineral reserves for Project 1.

(2)                                 The Qualified Person for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)                                 The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, and as supplemented, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)                                 Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of mineral resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported mineral resource estimate and it is these amended results that are reported herein.

The base case for the 2009 UFS was modeled using three year trailing metal prices at September 2009, including US$1,343 per ounce platinum, at an exchange rate of Rand 8 to the U.S. Dollar.  See table below:

METAL PRICES & EXCHANGE RATE		2009 UFS Case A 3 Year Trailing Prices	2009 UFS Case B Recent Prices
Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

The October 31, 2014 spot prices of 4E in aggregate are lower than the base case long term metal prices as set out in the 2009 UFS, but are within the range (in aggregate, including exchange rates for the MR

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pricing) of the sensitivity analysis contained in the 2009 UFS.  Tables detailing MR and UG2 Reserves for Project 1 as reported in the 2009 UFS follow below:

Mineral reserves presented below are a sub-set of measured and indicated mineral resources included in the 2009 UFS and take into account mining factors and are not in addition to the mineral resources.

Merensky Mineral Reserves Project 1(1)

	Tonnes (t)	4E (g/t)	Content (Moz 4E)
Merensky Proven	6,677,304	5.61	1.205
Merensky Probable	11,333,294	5.44	1.983
Total Merensky Mineral Reserves	18,010,598	5.51	3.188

Note:

(1)                                 The Company has an approximately 82.9% interest in these mineral reserves.  See “Africa Wide Dilution”.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller and Gordon Cunningham.  Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS.  New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation-level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1.

UG2 Mineral Reserves Project 1(1)

	Tonnes (t)	4E (g/t)	Content (Moz 4E)
UG2 Proven	5,086,535	3.37	0.551
UG2 Probable	8,448,801	3.41	0.927
Total UG2 Mineral Reserves	13,535,336	3.40	1.478

Note:

(1)                                 The Company has an approximately 82.9% interest in these mineral reserves.  See “Africa Wide Dilution”.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller and Gordon Cunningham.  Mineral reserves were calculated based on the mineral resources as reported and available at the time of the 2009 UFS.  New geo-statistical information resulting from recent infill borehole data, combined with ongoing implementation level modeling, mine planning and scheduling could result in changes to the estimated mineral reserves for Project 1.  As of the date of this AIF no material change in resources and reserves has been estimated.  An internal review of exposed underground development by the independent Qualified Person for resources, Charles Muller, in November 2013 confirmed some minor changes to some proposed mining blocks and no material change was assessed to the geological model.  As mine implementation continues, this may change.

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Listing of Individual Elements from 4E Mineral Reserve Statement

			Prill	Tonnage		Content
Metal	Reef	Category	Split	Tonnes	g/t	Tonne	Moz
Pt		From Proven 4E Reserve	64%	6,677,304	3.59	23.99	0.771
	Merensky	From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%	18,010,598	3.52	63.46	2.040
		From Proven 4E Reserve	63%	5,086,535	2.12	10.79	0.347
	UG2	From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd		From Proven 4E Reserve	27%	6,677,304	1.52	10.12	0.325
	Merensky	From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
		From Proven 4E Reserve	26%	5,086,535	0.88	4.45	0.143
	UG2	From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh		From Proven 4E Reserve	4%	6,677,304	0.22	1.50	0.048
	Merensky	From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
		From Proven 4E Reserve	10%	5,086,535	0.34	1.71	0.055
	UG2	From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au		From Proven 4E Reserve	5%	6,677,304	0.28	1.87	0.060
	Merensky	From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
		From Proven 4E Reserve	1%	5,086,535	0.03	0.17	0.006
	UG2	From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

The Qualified Persons for the information in the above table with respect to Project 1, derived from the 2009 UFS, are Charles Muller and Gordon Cunningham.

Mineral Reserve Calculation Procedures and Assumptions

A probable mineral reserve is the economically mineable part of an indicated resource, and, in some circumstances, a measured mineral resource, demonstrated by at least a pre-feasibility study including adequate information on mining, processing, metallurgical, economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by the same level and factors as above.  A proven mineral reserve implies that there is a high degree of confidence.  All permits, licenses and approvals need not be in place for the declaration of mineral reserves.  The conversion to mineral reserves was undertaken for Project 1 in the 2009 UFS at a 3.5g/t stope cut-off grade from a mineral resource estimate supported by an NI 43-101 technical report as reported and available at the time of writing the 2009 UFS.  Each stope has been fully diluted, comprising of a planned dilution and

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additional dilution for all aspects of the mining process.  The inferred mineral resources are outside and in addition to the mineral reserves.

The mineral reserves for Project 1 are stated with certain risk factors, including but not limited to, mining projects risks as highlighted in the “Risks and Opportunities” section of the 2009 UFS.  The author of the 2009 UFS complied with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the “SAMREC Code”) for reporting mineral resources and mineral reserves.  The SAMREC Code allows for a mineral resource or mineral reserve to be upgraded (or downgraded) if, among other things, economic, legal, environmental or permitting circumstances change.  A set of geological and geostatistical rules have been applied for the mineral resource classification in the 2009 UFS, which also relies on the structural and facies aspects of the geology.  These rules are consistent with the inferred, indicated and measured resource classification as set out in the SAMREC Code.

The Canadian Securities Administrators have included the SAMREC Code as an acceptable foreign code for reporting of mineral reserves and mineral resources.  As a result, issuers incorporated in Canada but with properties outside of Canada may report on mineral reserve and mineral resource categories as set out in NI 43-101 under the SAMREC Code.  The definition of a mineral reserve or a mineral resource under CIM standards and the SAMREC Code are identical in effect, and hence no reconciliation is required for such instances where the SAMREC Code has been properly applied.

Mineral reserves are reported as inclusive of uneconomic material and dilution material delivered for treatment or dispatched from the mine without treatment, using the modifying factors as indicated in the basic grade equation as found in the 2009 UFS.  A general sensitivity to project returns is provided in the 2009 UFS.  A detailed sensitivity to social, marketing and permitting issues for mineral reserves is not part of the 2009 UFS.

2009 UFS

On January 10, 2007, the Company completed a positive pre-feasibility study for Project 1.  During 2007, the WBJV commissioned a feasibility study for Project 1, which study was published on July 7, 2008.  Later, this report was revised effective June 10, 2009 and was then published on July 15, 2009.  The 2008 feasibility study, as revised, considered and outlined the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the MPRDA.

The 2008 feasibility study’s findings were positive for a platinum mine in the Project 1 area of the WBJV.  The 2008 feasibility study made a declaration of mineral reserves and outlined a scope for an underground mine producing 253,000 to 270,000 4E ounces per annum platinum, palladium, rhodium and gold in concentrate.

Subsequently, the 2009 UFS was published containing a revised mineral resource estimation for the Project 1 area.  The revised mineral resource estimation indicated that measured and indicated mineral resources had increased as a result of further drilling in the Project 1 and 1A areas.  The 2009 UFS recommended a series of five simultaneous declines (three at a central location and two at a southern location) accessing the deposit with a mining rate of 156,000 tonnes per month.  Mining is only scheduled on the mineral reserves.  Mineral resources in the Project 1 area and lower grade UG2 mineral resources also provide some future opportunities.

In 2011, the central declines in Phase 1 were re-engineered to be a twin decline arrangement rather than three declines as laid out in the 2009 UFS.  Subsequently, the “central declines” are referred to as the “north declines”.  The only other set of declines on the WBC Project Area are the south declines.  The decline path and initial mine plan blocks were amended as detailed mine plans were developed.  The mining rate was scheduled at 160,000 tonnes per month.  As in the 2009 UFS, a second, south box cut and twin decline access were required in the current mine plan.  This value engineered outcome allows similar movement of tonnes, men and equipment as modeled in the 2009 UFS, while improving efficiencies and reducing costs.

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The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines.  Declines and primary access to the deposit is designed for development with mechanized equipment.  Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.  Value engineering in 2011 suggests the conveyor could be utilized sooner in the first years of mining.

The MR is modeled to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 will be mined at widths between 105cm and 205cm at an average of 153cm.  At the recommended mining rate per the 2009 UFS and using industry standard modifying factors or assumptions, the mine plan is projected to generate, on average, 275,000 4E ounces in concentrate per year (from a range of approximately 234,000 to 300,000 4E ounces produced in any given year) during nine years of peak production.  The mine has a 22 year planned mine life.  Detailed mine planning is ongoing during 2014 as areas are developed.  Despite changes to the anticipated commencement date for full commercial production, the Company has not made major changes to the mine development ramp-up profile in metal content from that set forth in the 2009 UFS.

Infrastructure

The Project 1 mine infrastructure in the estimates as set out in the 2009 UFS includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”).  In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply.  The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service.  Onsite water management infrastructure was built at a scale suitable for full scale production for Project 1.  An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required.  Magalies, Wesizwe and Maseve are currently cooperating to design, purchase and install a pipeline connected to Magalies local supply for delivery of full scale service as planned to both Project 1 and Wesizwe’s nearby operations.  Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

Tenders have been adjudicated for the construction of a pipeline that will supply water from the Mafenya Reservoir to Project 1 and to Wesizwe’s nearby Frischgewaagd-Ledig platinum mine.  Maseve and Wesizwe have agreed to share the cost of this construction on a 50/50 basis.  The source of bulk water supply in the future will be the Vaalkop Water Treatment Works at the Vaalkop Dam, approximately 60km from the Project 1 mine site.  At present, Magalies has stated that they have sufficient water at the Vaalkop to supply water to the Project 1 mine site and to future users, but at present they do not have sufficient pipeline capacity to supply the volume of water required to the Mafenya Reservoir.  In the future, when other users in the area of Project 1 are scheduled to begin consumption of water, Magalies plans to upgrade the regional and local pipeline infrastructure in order to bring water from Vaalkop to the Mafenya Reservoir.  Portions of the regional water infrastructure upgrade for the Pilanesberg North and South water schemes are reported to be already under construction by Magalies.  See “Risk Factors”.

South African power utility company ESKOM gave notice to Maseve in March 2013 that it will be unable to install a planned 132KVA power infrastructure for delivery of a full 40 megavolt ampere (“MVA”) service to Project 1 as originally scheduled.  Notwithstanding this the Company expects that power requirements for Project 1 will be met as and when required.  Power lines and a sub-station at commercial scale have been installed onsite.  A construction supply of 1.5 MVA was installed to the property in 2012.  ESKOM has completed installation of transformers for an initial 10MVA service to site and commissioning of that service occurred in October 2013.  The mining and milling operations of Project 1 do not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan.  ESKOM’s engineers and the Company have approved a plan to use an existing

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88KVA regional infrastructure to provide the mine site with power as needed during ramp-up and documentation for this change is in progress.

The Company has paid deposits to ESKOM of Rand 70.419 million (approximately $7.18 million at August 31, 2014) of a total Rand 142.22 million in estimated costs (approximately $14.49 million at August 31, 2014) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction.  Delays in delivery of the full power supply are not anticipated at this time.  See “Risk Factors”.

During 2012, Maseve purchased, installed and commissioned onsite a 2.2 MVA diesel generator in order to provide stand-by power in the event of a shortfall or service failure from ESKOM.  This generator ensures that lighting, ventilation, air compressing and water pumping capacity can be maintained even without ESKOM power.  A second generator of similar size is planned to be acquired for Phase 2.

In February 2013, the National Energy Regulator of South Africa approved an 8% annual rate increase in the electricity tariff for the next five years.  This escalation is within the general sensitivities for total costs as considered in the 2009 UFS.  Increased power costs will affect all producers of platinum in South Africa.

Metal Recovery

The 2009 UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld Complex operating on the same reefs.  The plant is designed with circuits that can process MR, UG2 or a blended feed.  The MR is the target of initial mining because of its higher grade and low chrome content.  The concentrator has been designed and re-costed on current terms, based on treating the optimal 140,000 tonnes per month.  The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of combined platinum, palladium, rhodium and gold on the MR and 82.5% on the UG2.  Recoveries of 45% for nickel and 70% for copper are also modeled for the MR.  Ruthenium and iridium are also included as minor contributors.  Further metallurgical test work was completed in 2012 and was utilized by the Company for project implementation and negotiations on final off-take terms.  The current metal recovery assumptions and off-take terms are not materially different from those in the 2009 UFS.  See “Smelter Terms”.  The Company has designed the plant, presently under construction, to support the planned metal recoveries as the plant is built out.

Smelter Terms

The 2009 UFS includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate.  The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others.  While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the 2009 UFS believes the deductions used in the 2009 UFS financial model are indicative of deductions current in this industry.  Estimated deductions in the 2009 UFS include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue.

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3.  Formal legal off-take agreements were executed in April 2013 based on the third party indicative

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terms.  The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Project 1 Financial Overview

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar and a 10% discount rate, resulting in a pre-tax net present value of US$475 million for the project on a 100% of project basis.  Applying a 5% discount rate resulted in a pre-tax net present value of US$981 million on a 100% of project basis.  The 2009 UFS model does not include escalation of costs or metal prices due to inflation.  The base case also calculated a strong internal rate of return (pretax) of 23.54%.

Average life-of-mine cash operating costs to produce concentrate were estimated at Rand 525 per tonne (US$65.66 at the time) of ore or Rand 4,208 (US$526.17 at the time) per PGM 4E ounce on a life-of-mine basis in the 2009 UFS.  Operating costs and underground development costs were increased from those in the July 2008 feasibility study primarily as a result of mining related cost including labour increases.  The MR layer is planned to be mined in the first 13 years of production and the MR basket price per 4E ounce was modeled at US$1,185 (3 year trailing prices in October 2009) and US$1,025 (recent prices to October 2009).  The UG2 layer represents the balance of the production.  The UG2 basket price per 4E ounce was modeled at US$1,433 (3 year trailing prices in October 2009) and US$1,068 (recent prices to October 2009).  The model included a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with nine years at a steady state of production of 234,000 to 300,000 ounces per year (275,000 4E ounces per year on average over the nine year steady state period).  The capital cost for the mine and concentrator complex were estimated at Rand 3.55 billion or US$443.13 million for peak funding and Rand 4.76 billion or US$595.04 million for life of mine funding.  The life of mine capital cost estimate was reduced from that in the July 2008 feasibility study by US$89 million as a result of changes in design to use mostly grid power rather than self-generated power and improvements in mine design.

Phase 2 includes a second, southern twin decline access into the ore body as well as milling, concentrating and tailings facilities and extensive underground development.  Plant and facility construction and commissioning are estimated to take until the fourth quarter of calendar 2015 to complete, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.  Full commercial production at steady state is estimated to occur after a two-year ramp-up period subsequent to the commissioning of the plant.

Based on post-2009 UFS work completed by the Company, a revised cost budget estimate for inclusion in a financial model for the proposed lenders under the Original Proposed Loan Facility was completed in April 2012.  The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program.  Some aspects of the project were being priced in April 2012 at or below 2009 UFS level, while escalation was seen in other cost areas, such as consumable inputs, labour, construction and capital equipment.  The revised peak funding estimate, which was calculated in Rand, was published in April 2012 and included both Phase 1 and Phase 2 in their entirety.  The revised estimate was approximately US$506 million (at Rand 8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS.  Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS.  These operating cost escalation estimates are were in keeping with inflation rates and industry experience in South Africa since 2009.  The revised estimate of peak funding took into account the net results of cost escalation versus savings through operations, value engineering and favourable metal price movements.

In June 2013, the Company reviewed the effect to Project 1 of longer term metal price assumptions, observed escalation, the U.S. Dollar to Rand exchange rate, the inclusion of executed contract terms and

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the experienced project delays.  As a result, in June 2013, the Company estimated less than a 10% increase in peak funding for Project 1 from previous cost estimates, in U.S. Dollar terms.  The Company also noted that weakening metal price assumptions or a stronger Rand each have a negative effect on peak funding estimates for Project 1.  Delays in underground development or delays in delivery of ore tonnage to surface stockpiles will also have a negative effect on peak funding requirements.  The escalation of costs, metal price volatility, production ramp-up timing and Rand volatility are all material risk factors for Project 1.  As a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package including project lending, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction.  The delay in implementing construction contracts combined with potential delays in ramping-up mining ore resulted in a decision to further delay the completion of mill construction and the first concentrate sales.

As construction continues at Project 1, the Company continues to see escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies.  These escalations continue to be consistent with those seen in the South African mining industry in general over recent years.  Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation.  The Company’s original cost estimates were modelled at 8 Rand to the U.S. Dollar.  With the Rand currently weakening relative to the U.S. Dollar, these cost escalations are substantially offset in dollar terms.  Diesel petroleum products, however, are marked to U.S. Dollar prices and a weakening Rand has the effect of raising Rand-based fuel costs.

The Company is currently funding Mnombo’s 26% share of ongoing costs on the Waterberg Projects.  Mnombo is currently seeking financing.  If Mnombo raises sufficient capital and begins to fund its share of ongoing costs on the Waterberg Projects, the Company’s expenditures will be correspondingly reduced.  No assurance can be given that Mnombo will be able to raise such capital and, therefore, cover its share of ongoing costs at the Waterberg Projects.

As at October 31, 2014, the Rand has weakened to approximately Rand 11 to the U.S. Dollar versus the 2009 UFS long term assumption of Rand 8 to the U.S. Dollar.  This has the effect of reducing the U.S. Dollar denominated peak funding for the project.  As at October 31, 2014, however, the MR basket price per 4E ounce is approximately US$1,112 as compared to the three year trailing market price (US$1,185 in September 2009) and the recent market price (US$1,025 in September 2009) cited in the 2009 UFS and the UG2 basket price per 4E ounce is approximately US$1,120 as compared to the three year trailing market price (US$1,433 in September 2009) and the recent market price (US$1,068 in September 2009) cited in the 2009 UFS.

In June 2014, the Association of Mineworkers and Construction Union (“AMCU”) accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry.  The wage increases agreed to by the major producers will increase labour costs for Project 1 as mining contractors renew certain labour agreements in 2014 and 2015.  The Company is assessing the impact this may have on the Company.  Although the Company is encouraged by the current Rand/U.S. Dollar rate, which is better than the base case assumption of 8:1, increasing wages may have a material negative influence on the Company.

Apart from delays and updated financial estimates, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold derived from decline accessed Merensky and UG-2 ore.

At the time of this AIF, the Company does not have a completed financial model and peak funding estimate that would materially affect reserves or resources.  Costing and engineering estimates are ongoing as expected during project implementation.  Current general estimates of steady state production rates remain unchanged.  The Company concluded in June 2013 that the net effect of the changes in operating costs and capital estimates, when included in a calculation of economic cut-off grade as part of

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an assessment of mineral reserves and mineral resources for Project 1, results in a non-material (less than 10%) reduction in mineral reserves from the estimates contained in the 2009 UFS.

In general, the construction of Project 1, managed by DRA Mineral, the engineering, procurement, construction and management (“EPCM”) engineer, is proceeding on budget and within the overall plan, subject to the effects of the Company’s decision to withhold new construction contracts under a procurement freeze during late 2013 and into 2014.  The escalation in labour costs for operations and the effect of delays to the project ramp-up will have an effect of increasing required peak funding.  The magnitude of potential ongoing cost increases are difficult to estimate as project implementation continues.  Anticipated changes in costs create risks that have not been estimated at feasibility levels as project construction advances.  Many escalation risks are mitigated by the fact that the majority of the world’s platinum production comes from South Africa.  The Company believes that, as a result of the concentration of world production in South Africa, increased project costs for the South African mining industry as a whole may result in higher prices, effectively passing such costs on to consumers.

In April 2012, Maseve posted an environmental rehabilitation guarantee of Rand 58.5 million (approximately $7.56 million at the time) as a requirement of Maseve’s mining right application.  In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR against the Company’s Rand 58.5 million environmental guarantee for its Mining Right and the Company’s posted guarantee would be released back to the Company.  The process was completed in fiscal 2013 and the posted guarantee has been returned to the Company.  As a term of the agreement with the third party insurer, in October 2012, Maseve posted Rand 12 million on deposit with the Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately Rand 12 million per annum until the full amount of the environmental guarantee is returned and the third party arrangement will be wound up or renewed at Maseve’s election.  Interest on deposits will accrue to Maseve and Maseve will pay an annual fee of approximately Rand 600,000 to the insurer.

Source of Funds

The Company has used the proceeds of three equity offerings to fund the development of Project 1 to date:

•                  A majority of the $135.6 million net proceeds from the Company’s October 2010 equity financing were used to fund a Phase 1 development and bulk sample program approved by the DMR in March 2011 and budgeted at US$100 million, to sink twin declines into the central part of the Project 1 deposit.  Phase 1 funds were also used to commence surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.  Such work included detailed implementation preparations, including working with the key potential contractors and suppliers of water and power.

•                 On January 4, 2013, the Company completed an equity offering for net proceeds of $168.86 million.  The Company used proceeds from this offering to complete Phase 1, to initiate Phase 2 and for exploration work on the Waterberg Projects.

•                  On December 31, 2013, the Company completed an equity offering for net proceeds of approximately $165 million.  The completion of this equity financing allowed the Company to recommence many significant contracts and critical path items for Project 1 halted following Africa Wide’s decision not to fund its share of the cash call in October 2013.

On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants. Each Warrant will entitle the holder thereof to acquire one Common Share, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall

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not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under Securities Act. The Company intends to use US$110 million of the net proceeds from the announced offering to fund the remaining planned construction and development costs of the Project 1 platinum mine in South Africa and the balance for working capital purposes. The offering of Units has not priced or closed as at the date of this AIF.  All terms of this proposed offering remain subject to pricing.

The net proceeds of the announced offering of Units, if successful, combined with the Company’s cash on hand, are expected to fully fund the approximately US$187 million of capital obligations at Project 1 until the remaining development is complete and steady state production achieved. There is no guarantee, however, that the announced offering will be successful, that the terms of the announced offering will be as described or that the proceeds raised will be sufficient to complete Project 1.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis.  Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

Insurance

During 2011, the Company completed a comprehensive risk assessment for Project 1 with the assistance of an international risk consulting firm.  This risk assessment was reviewed and updated in 2013.  Based on the comprehensive risk assessment, and working with a third party specialist, the Company has acquired and maintains insurance coverage in South Africa for Project 1 and in Canada and South Africa for general and special risks.

In September 2011, the Company purchased an owner controlled “Wrap Up Liability” insurance policy (the “Wrap Up Policy”) covering contractors and sub-contractors on the Project 1 work site until completion of the construction of the mine, including shaft complex, ramps, concentrator plant, tailings dam and all associated infrastructure.  The term of the Wrap Up Policy period is from June 23, 2011 to July 15, 2015, and the policy provides coverage for up to the Rand equivalent of $25 million of liability per accident, subject to industry standard terms, conditions and deductibles.

The Company has also purchased a “Course of Construction” insurance policy on the contract works for Project 1 on Phases 1 and 2 to cover property up to the estimated contract value (approximately Rand 2.24 billion) in the event of loss or damage during all construction phases, once again subject to industry standard terms, conditions and deductibles.  The term of the policy is from March 1, 2011 to July 31, 2015.  This policy extends to include the Company’s standing charges for up to 12 months following certain events causing delays in the anticipated commencement of production.

The Company also maintains special risks insurance in South Africa with respect to the Course of Construction, plant and standing charges policies, automobile insurance in South Africa, directors and officers’ liability insurance and all-risks insurance covering mobile plant and equipment.

Additional insurance will be required when Phase 2 construction progresses and for mine operation.

Safety

The Company considers safety at Project 1 to be its first priority.  A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

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On February 13, 2013, Moshiko Molepo, an employee of a surface earth works contractor, was involved in a tragic incident on surface at the Project 1 mine site and subsequently died while receiving medical care.  A formal inquiry with respect to the fatality was commenced on August 20, 2013 for three days and was then adjourned.  The inquiry was completed in March 2014.  The final report of the inquiry is outstanding.  The Company does not anticipate any material claims being brought against it arising from this incident.  The Company has worked co-operatively with the DMR on the inquiry with the objective of improving safety going forward.

As a construction site, the Company believes Project 1 generally is comparable to other platinum mining operations for its safety statistics.  The Company continues to work earnestly to improve its safety.  The Company has invested in a safety program called SafeMap to improve attitudes and awareness about safety at all levels from direct employees to contractor crews onsite, and the Company is encouraged with the results.  The present lost time injury frequency at Project 1 is 1.1 per one million manhours.

Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups.  Both legal and illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012.  In June 2014, the AMCU accepted a negotiated wage settlement to end a five month long strike affecting a significant proportion of the platinum industry.  To date, the Company has seen no adverse labour action on its site at the Project 1 platinum mine.

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. for several years in order to create a database of local persons interested in work at the Project 1 platinum mine, including their skill and experience details.  The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors.  As at October 31, 2014, approximately 24% of the onsite workforce of 1,631 people was comprised of local persons from the surrounding communities.

The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”).  The Company maintains an active dialogue with JIC, NUM and its own employees.  JIC agreed to terms with NUM for a labour contract at the Project 1 platinum mine for a two-year period ending September 2015.  In the future, should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands and the resulting increase in the cost of labour.

Operations Update

Project 1 is operated by the Company on an “owner managed-contractor” basis.  As at October 31, 2014, the Company has 38 staff, 90 technical services and security staff and 15 human resources and labour consultants assigned to Project 1 while underground mining contractor JIC has approximately 704 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1.  JIC was engaged in July 2011.  Having been appointed in December 2010, DRA Mining (Pty) Ltd., the EPCM contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid- 2012, after which Company personnel assumed management over underground services provided by JIC.  In December 2012, DRA Mineral was formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure, including mill and flotation circuit construction.  DRA Mineral is managing approximately 784 people working onsite at Project 1 assigned to earthworks, construction of surface and underground infrastructure, steelwork erection and mechanical installations of the concentrator plant.  As at October 31, 2014, there are approximately 1,631 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine.

During the year ended August 31, 2014, the Company incurred $161.0 million in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3,

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located adjacent and to the north of Project 1.  In the prior year, total Project 1 development, construction, equipment and other expenditures amounted to $70.0 million and there were no significant costs incurred on Project 3.  At August 31, 2014, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $387.6 million and another $3.2 million related to Project 3.  Of the total deferred costs for Project 1 at August 31, 2014, an amount of $329 million (approximately US$315 million) related to Phase 1 and Phase 2 development, construction, equipment and other costs.  Africa Wide’s non-controlling interest in Maseve as at August 31, 2014 was recorded at $75.8 million.

Project 1 is estimated to be approximately 64% complete and at October 31, 2014 approximately 69% of required equipment and services for surface infrastructure are contracted.

The original Phase 1 development program, consisting of the twin set of north declines and related surface infrastructure, was budgeted at Rand 856.83 million (approximately US$100 million at the time).  Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of Rand 777.20 million; however, a further amount of Rand 81.3 million related to deferred expenditures for electrical services was subsequently incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and suboptimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the period from February 2013 to September 2014, advance was halted or delayed approximately two months in the aggregate due to notices under section 54 of the MHSA issued to Maseve.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground.  From the portal entrance or “collar” the north declines are now approximately 1,387 metres linear (at October 11, 2014) and approximately 220 metres vertical (at October 11, 2014) into the underground.  Approximately 1,367 metres (at October 11, 2014) metres of lateral development and reef drives have been completed.  This brings development to the first infrastructure level in order to provide for storage bins for conveyor transfers from various mining blocks at depth as well as workshops, reef drive take offs, ventilation headings and other ancillary excavation totaling 1,530 metres (at October 11, 2014).  Break away declines are underway to mining block 11 totaling 911 metres linear (334 metres vertical) (at October 11, 2014) and block 12 totaling 734 metres linear (281 metres vertical) (at October 11, 2014).  Multiple cross cuts between declines of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and water management facilities.  Two ventilation raise bore shafts have been completed and commissioned.  Over 4,200 metres of access development has been completed.  Initial raises are in development and ore stockpiling has commenced.  Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for another ventilation shaft is in progress.

On March 28, 2013, the MR was intercepted in the north declines as had been projected in the mine geological model.  Underground drives along the strike of the deposit have now advanced on the MR approximate position northward for approximately 470 metres along the reef plane (at October 11, 2014), exposing approximately 235 metres of MR and 200 metres in the hanging wall (at October 11, 2014).  Raise development of 408 metres (at October 11, 2014) has commenced into the mining blocks and continues.  Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks.  This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine.  Small scale stock piling of MR development material on surface has begun with approximately 85,685 tonnes on surface (at October 11, 2014).  As development opens areas of MR, evaluation of the initial mining blocks is being completed by Company geologists and engineers.  Work to date indicates that the areas opened so far are consistent with the Company’s geological model for these areas.  In

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addition to the drives along the reef position laterally, the north declines have now turned and are continuing from the first infrastructural level targeting deeper mine blocks.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates.  Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements.

The south box cut is complete, and underground mining has advanced the material decline for approximately 813 metres and the conveyor decline for approximately 644 metres (at October 11, 2014).  The south decline Phase 2 development is behind the original planned schedule.  The early development of the south declines progressed slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface.  Work to deal with these conditions included consolidation support, grouting, void filling and the installation of steel sets.  The south declines are now advancing into more competent rock.  Development rates are improving and are currently at that called for in the current schedule.

On June 14, 2013, the Company announced that as a result of the slower development rates in the south decline and a one month project delay as a result of safety work stoppages pursuant to section 54 of the MHSA, the targeted start date for first concentrate production was adjusted by six months to mid- 2015.  As a result of Africa Wide’s decision on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of the Project 1 finance package, including project lending, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction.  The delay in implementing construction contracts combined with potential delays in ramping-up mining ore resulted in a decision to further delay the completion of mill construction and the first concentrate sales to the fourth quarter of 2015, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.  The ramp-up profile for production from commencement forward over the following two years is similar to previous projections when the start date delay is considered.  Delays in the ramp-up profile could occur if underground development rates fall behind plan or if mining produces less tonnes or grade than predicted by the geological model, potentially resulting in delayed or reduced revenue from concentrate sales, which would negatively impact peak funding requirements.

Milling, Concentrating and Tailings Facilities

The Company and DRA Mineral have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities.  Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and the majority of all material orders have now been placed and construction is well advanced.  The overall planned commitment for the milling, concentrator and tailings facilities as at August 31, 2014 was Rand 2.38 billion ($242.67 million at August 31, 2014) to the fourth quarter of calendar 2015, of which Rand 1.70 billion ($173.33 million at August 31, 2014) has already been committed.

Phase 2 construction at Project 1 commenced in early January 2013.  Phase 2 includes the completion of an additional twin decline access into the deposit, a milling, concentrating and tailings facility and extensive underground development.  As of the date of this AIF, earth works and laydown areas for mill and concentrator facilities are now complete, foundations for major mill and concentrator components are complete and steel erection is now underway.  Expected deliveries for all major components remain on schedule.  Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed.  Cleaner flotation cells have been delivered to site by Metso Mining and Construction (South Africa) Pty Ltd.  Rougher cells and flotation units are being assembled and installed.  Change houses, shops and stores facilities are substantially complete.  The filter press building and infrastructure is nearing completion with the filter press having been tested in Finland and released for delivery to site before the end of 2014.  The primary run of mine ball mill was delivered to site by Outotec RSA (Pty) Ltd. in June 2014.  As of November 14, 2014, the primary mill shell and related ends, trunions

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and gears were substantially installed on their supports. Conveyors, crushers and an ore silo are well advanced.

Ground preparations for the Project 1 tailings storage facility (“TSF”) commenced in late 2013 on surface rights owned by Maseve.  Further work has been postponed due to concerns raised by RBPlat, who owns the prospecting right below the planned TSF site.  RBPlat’s primary concern is with regard to the allocation of legal responsibility under the MHSA and associated regulations where Project 1’s surface mining activities overlay the underground areas where RBPlat holds prospecting rights.  The Company and RBPlat have now executed an agreement with regard to a path forward and RBPlat has withdrawn their complaints to the regulators. RBPlat and the Company are currently in discussions with the DMR and other regulators to clarify this issue to the benefit of both parties.  To date, the current construction postponement on the TSF has not negatively affected the projected date of first production.

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive.  The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents.  Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of at least 30% from the local communities.  To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, RBS.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Acquisition and Reorganization — Projects 1 and 3

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its subsidiary, RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa.  The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3.  In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV.  This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV.  Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007.  PTM RSA was the operator of the joint venture.

Under the terms of the WBJV Agreement, upon a decision to mine, each party would be credited a dollar amount based on their contribution of measured, indicated and inferred PGMs ounces from the contributed properties comprising the WBJV.  The ounces contributed would be determined based upon, and at the time of, the first bankable feasibility study for the WBJV in accordance with the SAMREC Code and as to be agreed among the parties on a “Determination Date” as defined in the WBJV Agreement.

On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved.  The parties had agreed that upon dissolution the equalization due under the WBJV Agreement would be paid and settled between the parties.  On April 22, 2010, the Company paid an equalization amount due to Amplats of Rand 186.28 million (approximately $24.83 million at the time), as required under the terms of the WBJV Agreement.

At the time of the dissolution, Wesizwe acquired all of Amplats’ rights and interests to the mineral rights underlying the WBJV, retained Amplats’ mineral rights to Project 2 and transferred all of Amplats’ mineral rights underlying Projects 1 and 3 into the project operating company, Maseve.  The Company also transferred its mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained

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100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.  The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47 km2 of the original 72 km2.

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3.  On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3.  Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms.  The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS.

Under the terms of the Consolidation Transaction, the Company acquired a subscription right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million.  On January 14, 2011, the Company exercised the subscription right in the amount of Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%.  The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3.  By mid-November 2013, the escrowed Maseve funds were fully depleted.

Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors.  As a result of Africa Wide’s failure to fund its share of the initial cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s ownership in Maseve, and therefore Project 1 and Project 3, in accordance with the terms of the Maseve Shareholders Agreement.  The Company also delayed certain expenditures on Project 1 from October 2013 to January 2014 so that the Company could raise additional equity financing.  On August 20, 2014, an arbitrator determined that Africa Wide’s shareholding in Maseve would be reduced to 21.2766%.  As a result of Africa Wide’s decision not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide’s ownership in Maseve was further diluted to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration.  Likewise, the Company’s ownership in Maseve has therefore increased to approximately 82.9%.  The Company anticipates that it will be required to fund 100% of Maseve’s ongoing cash calls.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing.  Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications.  On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the MPRDA to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, if and when instructed by the DMR, which the Company may do unilaterally.  In addition to unaffiliated, qualified BEE companies, the Company is presently considering Mnombo as the BEE company for such a transaction.  The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of the Waterberg Projects.  Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to

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increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds only approximately 17.1% of the equity in Maseve.

Waterberg Projects

The Waterberg JV Project, where the Company is the operator and which is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus), and, adjacent and to the north of the Waterberg JV Project, the Waterberg Extension Project, where the Company is the operator with Mnombo and which has a combined area of approximately 864 km2 comprised of contiguous, granted and applied for prospecting rights (three granted for 489 km2, two under accepted application for 331 km2 and an application under section 102 filed to expand one prospecting right by 44 km2), are physically proximate projects that are collectively referred to as the Waterberg Projects.  The Waterberg Projects are derived from a group of exploration projects that came from a regional target initiative by the Company conceived in 2007 and 2008 and executed over the past several years.  The projects target a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa.  The Company selected this target from a list of new ideas provided by a team of South African geoscientists.  Detailed geophysical and other work indicated potential for a package of Bushveld Complex rocks under the sedimentary Waterberg formation cover rocks.  Previous mineral exploration activities in the area were limited due to the extensive sedimentary cover.  Exploration by the Company therefore progressed through preliminary exploration activities to delineate initial drill targets to primarily drilling focused work now that a deposit has been discovered.

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The Waterberg JV Project and the Waterberg Extension Project are managed and explored according to separate technical committees and are currently planned for separate development according to needs, requirements and objectives of the two distinct ownership groups.

Technical Report

Technical information in this AIF regarding the Waterberg Projects is derived primarily from the Updated Waterberg Report.  The following summary, which is extracted from the Updated Waterberg Report, is qualified in its entirety with reference to the full text of the Updated Waterberg Report, which is incorporated by reference herein.  Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

1.1                               Introduction

Coffey Mining (South Africa) Pty Limited (“Coffey”) has been requested by Platinum Group Metals  (Pty) Ltd (“PTM RSA”), on behalf of Platinum Group Metals Ltd, the issuer, to complete an Independent Technical Report on the Exploration Drilling at the Waterberg Joint Venture (JV) Project and the Waterberg Extension Project.  These are two adjoining projects targeting a previously unknown extension to the northern limb of the Bushveld Complex that may have the potential for Platinum Group Metals (“PGMs”), gold and base metals (Cu, Ni).  This report complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Project (“NI 43-101”), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

This report reviews the geology, the exploration activities and states the most recent mineral resource estimation with effective date of 12-June-2014 on the Waterberg JV Project and Waterberg Extension Project.  The report provides an update of the exploration activities completed subsequent to the last filed technical report on the resource estimate dated 12-June-2014 up to the effective date of 21-October- 2014 to correspond to the public disclosure up to that date.

1.2                               Project Area and Location

The Waterberg JV Project and Waterberg Extension Project are adjoining Projects that cover an area along the strike length of the previously unknown northward extension of the Bushveld Complex.

Waterberg JV Project

The Waterberg Project is the result of a regional target initiative of PTM RSA.  The area was targeted based on detailed geophysical, geochemical and geological work that indicated potential for a package of Bushveld Complex rocks under the Waterberg Group cover rocks.  The project area is along trend, off the northern end of the mapped northern limb of the Bushveld Complex in South Africa that indicated potential for a package of Bushveld Complex rocks under the Waterberg formation cover rocks.

The Waterberg JV Project is made up of four prospecting rights covering an area of 25,465ha.  PTM RSA has prospecting rights which allow it to apply for the conversion of the prospecting right into a mining right within the renewal period of three years.

Waterberg Extension Project

The southern boundary of the Waterberg Extension Project is located some 85km north of the town of Mokopane, Limpopo Province.  The project currently consists of five prospecting rights.

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The area of the prospecting rights covers 86,417ha and extends some 42km from north to south and 42km from east to west.

1.3                               Geological Setting, Deposit Type and Mineralization

PGM-dominated deposits occur in large layered intrusions, such as the Bushveld Complex (South Africa), the Stillwater Complex (Montana) and the Great Dyke (Zimbabwe).  The Waterberg JV and Extension Projects are located on the northern limb of the Bushveld Complex.  The 2,060 million year old Bushveld Complex, with a total extent of approximately 66,000km2, is the world’s largest zoned mafic intrusions.  The mafic rocks of the Bushveld Complex host zones rich in PGMs, chromium and vanadium, and constitute the largest known resource of these metals.  In addition, nickel and copper are generally associated with the PGMs and are significant by-products.

The mafic rocks are collectively termed the Rustenburg Layered Suite (“RLS”) and have been divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones.

The Critical Zone is characterised by regular rhythmic layering of cumulus chromite within pyroxenites, anorthosites, norites and olivine-rich rocks.  It hosts virtually all the economic mineralization encountered in the Bushveld Complex.

The first economically significant cycle from a PGM perspective is the UG2 Chromitite Layer.  The two uppermost cycles of the Critical Zone are the Merensky and Bastard cycles.  The former is of great economic importance as it contains at its base the PGM-bearing Merensky Reef.  In the western part of the Bushveld Complex, several metres below the Merensky Reef, a unit known as the Pseudo Reef occurs that is known to be mineralized with PGMs.

In the northern limb, the Platreef mineralization occurs proximal to the basal contact of the Bushveld Complex with the country rock, typically as a thicker zone (up to 30m thick) containing disseminated sulphides.  Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks, the Platreef is developed.  The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks.  It is irregularly mineralized with PGM, Cu and Ni.  The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralization occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005).  The Platreef varies from 400m thick in the south of the northern limb to <50m in the north.  The overall strike is northwest or north, with dips 40°—45° to the west at surface with the dip becoming shallower down dip.  The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Waterberg JV Project and Waterberg Extension Project appear to be on strike along an extension of the Bushveld Complex.  The mineralization has a different setting and metal ratio to the Platreef.

1.4                               Local Geology

The drilling programmes undertaken by PTM on the Waterberg JV Project and Waterberg Extension Project have identified an extension to the Bushveld Complex beneath the sedimentary rocks of the Proterozoic Waterberg Group which in areas is covered by a veneer of Quaternary sand.  Further west, the Waterberg Group thickens to more than 760m and typically displays a downward coarsening with pebble beds and conglomerates towards the base.

The PGM mineralization at the Waterberg JV Project and the Waterberg Extension Project is hosted in modified felsic rocks: gabbros and anorthosites as well as in pyroxenites, troctolites,

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harzburgites and gabbronorites of the Bushveld Complex.  Layers of PGM mineralization are generally accompanied by significant concentrations of base metal sulphides, with pyrrhotite and chalcopyrite being dominant over pentlandite.

A geological model was developed for the project area based on the data from the various boreholes, structural interpretation from aerial photographs and geophysics.  A general dip of 34º - 38º towards the northwest is observed from borehole core for the layered units intersected on the Waterberg property within the Bushveld Package.  However, some blocks may be tilted at different angles depending on structural and /or tectonic controls.  Generally the Bushveld package strikes southwest to northeast.

The field relationships in the vicinity of the Waterberg JV Project and Waterberg Extension Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age.  The core drilling undertaken by PTM RSA shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex.  The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in Bushveld Complex.  The mineralization in the Waterberg Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, troctolite, harzburgite.

The T - Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone.  Although the T — Zone consists of numerous mineralized layers, two potential economical layers have been identified, T1- and T2 - Layers.  They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F - Zone occurs towards the bottom of the Bushveld Complex in a cyclic unit of olivine rich lithologies.  This zone consists of alternating units of harzburgite, troctolite and pyroxenites.  The F - Zone has been sub divided into the FH and FP layers.  The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.  The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome.  The base of these units can also be lithologically identified by a pyroxenite layer.

The base of the Bushveld Complex is a mix of the Archaean age Hout River Gneiss Suite and fine grained pyroxenitic bands.

1.5                               Exploration Status

The Waterberg JV Project is more advanced in terms of the exploration status and includes an Inferred Mineral Resource estimate.  The majority of the Waterberg Extension Project is at an advanced exploration stage.  However recent drilling on the property Early Dawn, just north of the Waterberg JV Project has established sufficient surface drilling information to confirm continuity of mineralization, hence areas can be classified as an Inferred Mineral Resource.

Waterberg JV Project

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group.  Surface mapping has been undertaken but it is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands (Figure 1.5_1).  Mapping in these areas has provided no additional information as the Bushveld Complex is sub outcropped below Waterberg sediments.

In March 2010 (two north-south sampling lines) and later during December 2011 and January 2012 (two additional north-south lines), geochemical soil sampling was undertaken.  A total of

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601 samples, of which 255 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected.

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010.  A second phase of Geophysical Survey was also conducted on the farm Ketting 368LR from August 2011 to September 2011.

Anomalous soil results in platinum group metals in areas that were thought, in the regional mapping, to be covered by thick sediments younger than the Bushveld Complex, provided initial interest in the property.  The geochemistry added to the geophysical results which suggested a Bushveld Complex extension in the property area, potentially at reasonable depth.  Based on the exploration combined with the target generation, diamond drilling commenced in 2010.  The drilling confirmed the presence of the rocks of the Bushveld Complex.  Exploration has thus been largely driven by drilling.  The relationship between the Bushveld Complex and Waterberg Group is the subject of discussion between PTM RSA and geologists from various universities.  The age of the rocks of the Bushveld rocks relative to the sedimentary cover is not considered critical to the geological model of the mineralized rocks in the Bushveld Complex.

Figure 1.5_1
Borehole Location and Geology of the Waterberg JV and Extension Projects

Waterberg Extension Project

PTM RSA contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and a total field magnetic survey in April 2013.  The target for the surveys was the interpreted edge sub-outcropping of the denser Bushveld Complex to which the Waterberg Group

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sediments form the regional hanging wall.  The survey was flown on 100m and 200m line spacing and was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (“AGG”) data and 2469.35 line kilometres of magnetic and radiometric data.  The total extent of the survey covered approximately 30km2 of interpreted Bushveld Complex edge within the Waterberg JV Project and Waterberg Extension Project areas.  Modelling of the data suggests that there may be a northeast and north trending continuity to the Bushveld Complex rocks on the Waterberg Extension Project which may have the potential to host PGM mineralization.

Later in September 2013 nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks.  The survey lines were designed to traverse across the projected edge of the Bushveld Complex on the Waterberg Extension Project in the same area covered by the airborne survey as ground confirmation of the airborne results.  The two surveys were compared and there was acceptable correlation between gravity data sets.  In planning the ground survey, one control line over the known Bushveld Complex edge, at the point where it projected from the adjacent Waterberg JV Project was completed in order to acquire a signature profile over a known source with which to compare the remaining regional lines.  The interpretation of the linked ground gravity profiles suggests that there may be a northeast trending continuity to the Bushveld Complex rocks.  The drilling confirmed the presence of the rocks of the Bushveld Complex.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers.  The major faults and South Marginal Zone (SMZ) geology described was confirmed to exist within the property.  Contact relations with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

1.5.1                     Drilling

Since the 12-June-2014 mineral resource estimate an additional 71,459m of diamond drilling have been completed at the Waterberg JV and Waterberg Extension combined. This report updates the technical disclosure of that drilling.

The management of the drilling programmes, logging and sampling have been undertaken from the same facility at the town of Marken in Limpopo Province, South Africa.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.  The core is collected from the drilling site on a daily basis by a PTM RSA geologist and transported to the coreyard by PTM RSA personnel.  Before the core is taken off the drilling site, core recovery and the depths are checked.  Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

Waterberg JV Project

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes were initially drilled between July and October 2010 on the farm Disseldorp 369LR.  A total of 1934.77m was drilled for the first two boreholes in 2010.  Drilling resumed in 2011 on the farm Ketting.  The geological information revealed by this borehole lead to the extension of the drilling campaign in 2012, 2013 and 2014.

Subsequent to the boreholes used for the mineral resource estimate of 19-June-2014 an additional 53,684 metres in 56 exploration boreholes and 58 deflections have been completed on the Waterberg JV Project.

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Waterberg Extension Project

Based on the strike projections from the Waterberg JV Project, modelling of regional government data, detailed airborne gradient gravity and total field magnetic responses along with ground gravity confirmation, drill targets were generated and drilling commenced in October 2013 on the farm Early Dawn 369LR.

Subsequent to the boreholes used for the mineral resource estimate of 19-June-2014 and additional 17,775 metres in 12 exploration boreholes and 26 deflections have been completed on the Waterberg Extension Project.

1.5.2                     Sample Preparation

The sampling methodology concurs with PTM RSA protocol based on industry best practice.  The quality of the sampling is monitored and supervised by a qualified geologist.  The sampling is done in a manner that includes the entire potentially economic unit.

1.5.3                     Analysis

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa).  Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary.  Each sample is weighed and the results are recorded.  Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm.  The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25g lead fire-assay using a silver collector.  Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples.  After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma—Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma — Optical Emission Spectrometry) after a four acid digestion.  This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards.  The data is considered to be reliable and suitable for mineral resource estimation.

1.5.4                     Quality Control and Quality Assurance

PTM RSA have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses.  The programme is being followed and is considered to be to industry standard.  The data is as a result, considered reliable.

1.6                               Mineral Resources

The mineral resource estimate dated 12 June-2014 is reported for completeness of this report. There have been no new Mineral Resource Estimates declared since that date. The mineral resources reported are located within the Waterberg JV Project Area and in the southern portion of the Waterberg Extension Project Area (Table 1.6_1).  There has been insufficient drilling elsewhere on Waterberg Extension Project to update the mineral resource estimate.

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Mineral resources have been declared for the T- and F - Zone mineralization on the property Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project and Early Dawn 361LR of the Waterberg Extension Project.

The data that formed the basis of the estimate are the boreholes drilled by PTM RSA which consist of geological logs, the borehole collars, the downhole surveys and the assay data.  The area where each layer was present was delineated after examination of the intersections in the various boreholes.

The data was used to define the characteristics of the various layers based on their geochemical signatures.  However, it was necessary to check the procedure against the core.  As a result a validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core.  This was successfully achieved for the T — Zone.  However, due to pervasive alteration, this proved difficult for the F - Zone.  For estimation of the mineral resources reported in September 2013, modelling of the mineralization within the F - Zone was based on its stratigraphic position at the base of the magmatic sequence and on geochemical data.

Seven subunits within the broader F - Zone (FP and FH1 — FH6) have been identified based on their geochemical characteristics.

Data from the drilling completed by PTM RSA in the estimate consists of intersections from 138 completed boreholes.  Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

Geological models (wireframes) of the seven F - Zone units were modelled by CAE Mining (South Africa) on behalf of PTM RSA, using the Strat 3D module of CAE Mining Studio™.

The coded borehole database supplied by PTM RSA was composited for Pt, Pd, Au, Cu, Ni and density.  For each unit a three dimensional block model was modelled and an inverse distance weighted (power 2) estimate was undertaken.

Coffey considers that the mineral resource of the various layers should be classified as an Inferred Mineral Resource.  The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification.

Two areas were defined defining areas where geological loss of 25% and 12.5% were applied.  These were based primarily on the spacing of surface boreholes and on the knowledge of this type of deposit.  The geological losses are made up of areas where the Zones may be absent due to faults, dykes and mafic/ultramafic pegmatites.

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Table 1.6_1
Waterberg Project-
Mineral Resource Estimate (SAMREC Code) (12 June 2014)

	Stratigraphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)	2.75-60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502

Waterberg Project- (JV)

	Stratigraphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut-off=2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F (Cut-off=2g/t)	2.75-60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18	247	649
Total		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	207	346

Waterberg Project- (Ext)

	Stratigraphic Thickness (m)	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	PGE+Au (g/t)	Pt:Pd:Rh:Au	PGE+Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
F (Cut-off=2g/t)	2.75-60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

The T-Zone cut-off is reported as 2PGE+Au and the F - Zone cut-off is reported as 3PGE+Au grade

Individual numbers may not add up due to rounding

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Mineral resources which are not mineral reserves have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature.  There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Persons responsible for the mineral resource estimate in this report and summarized in Table 1.6_1 are Kenneth Lomberg and Alan Goldschmidt

Kenneth Lomberg, a geologist with some 29 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold).  He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of NI 43-101.

Alan Goldschmidt, a geologist with some 29 years’ experience in minerals industry.  He has been primarily been involved with geological block models and geostatistical resource estimation.  He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of NI 43-101.

1.7                               Interpretation and Conclusions

Exploration drilling by PTM RSA has intersected layered magmatic PGM mineralization in what is interpreted to be the northern extension of the northern limb of the Bushveld Complex under the Waterberg Group rocks.

Exploration drilling has confirmed the presence of mineralization.  Elevated PGM concentrations have been identified in mineralized zones/layers consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ratio of precious metals that differs from other locations in the Bushveld Complex.

In conclusion, Coffey recommended that drilling continue and that more detailed logging be undertaken to improve the geological understanding and allow for improved layer definition.

The scale of the inferred mineral resource and the fact that the mineralization is open to the west would suggest that a drill program be extended into this area.

Waterberg JV Project

Compared to the previous mineral resource estimate (Effective Date: 2 September 2013) there has been a significant increase in inferred mineral resource to the 12-June-2014 effective date.  This is primarily due to extension of the mineral resource further north and to a depth of 1250m from a previous 1,000m depth cut-off.  The delineation of the F - Zone has been advanced due to better understanding of the geology.

It was possible to determine and declare a mineral resource for the identified mineralized layers.  In this project area, the exploration database used for the 12-June-2014 mineral resource estimate contains 114 boreholes with 307 intersections.  The mineralization is considered open down-dip and along strike.

It is recommended to advance that further detailed logging and refined modelling the geological will advance the geological confidence in the model.  In addition, the infill drilling should continue as it may assist to improve the confidence in determining the grade and geological continuity.

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Waterberg Extension Project

Exploration on the Waterberg Extension Project has confirmed the presence of Bushveld rocks under the Waterberg Group.  Exploration drilling has confirmed the presence of the continuation of the mineralized F - Zone along strike from the adjacent Waterberg JV Project.  Elevated PGM concentrations have been identified in mineralized zones/layers consistent with layered magmatic sulphide deposits and displays characteristics of a geological setting, including the ratio of precious metals that differs from other locations in the Bushveld Complex.

An interpretation of the position of the Bushveld Complex was made after modelling of data from airborne gradient gravity and magnetics, regional magnetics and ground gravity surveys.  The three methods of interpretation all indicate that the Bushveld Complex continues in a northeast to northerly arc from the known position from drilling in the southern area of the Project.

The continuity of geological features and mineralized layers has been confirmed.  The database for the Waterberg Extension Project now contains 24 boreholes with 56 intersections.  The geophysical data and the new drilling supports the model that the mineralization is open down-dip and along strike.  The new data supports the previous recommendation that further drilling would confirm the location of the northern extension of the Bushveld Complex.

It is now recommended that drilling continue on the Waterberg Extension Project on a 250m x 250m grid to support a Mineral Resource Estimate in the areas where mineralization of sufficient grade and width has been intersected.  In addition, the infill drilling should continue as it may assist to improve the confidence in determining the grade and geological continuity.

It is recommended that consideration be given to the commencement of a pre-feasibility study.

Non-Material Mineral Property Interests

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture, also located in South Africa, and the Company’s various mineral property interests in Ontario, Canada, the Northwest Territories, Canada and Newfoundland and Labrador, Canada.  These non-material property interests are not, individually or collectively, material to the Company and are described more fully in the Company’s Financial Statements and Management’s Discussion and Analysis for the year ended August 31, 2014, copies of which may be obtained online at www.sedar.com.

SOUTH AFRICAN REGULATORY FRAMEWORK

The Company is subject to South African government regulations that affect all aspects of the Company’s operations.  Accordingly, the sections below set out the primary laws and regulatory concepts to which the Company is subject.

Black Economic Empowerment in the South African Mining Industry

The transition from an apartheid regime to a democratic regime brought with it a commitment by the South African state, as enshrined in the Constitution, to take legislative and other measures to redress the results of past racial discrimination against black South Africans, or as the Mining Charter defines them, “HDSAs”.  The MPRDA uses the term historically disadvantaged person with reference to HDSAs.  Under the MPRDA, the concept includes any association, the majority of whose members are HDSAs as well as juristic persons if HDSAs own and control the majority of the shares and control the majority of the shareholders’ votes.  The Mineral and Petroleum Resources Development Amendment Bill, 2013 to the MPRDA (the “Amendment Bill”) was approved by the Parliamentary Portfolio Committee on Mineral Resources and by the National Council of Provinces during March 2014, as well as by the national parliament during April 2014, and is currently awaiting presidential assent.  It is uncertain whether the Amendment Bill in its current form will be assented to, as queries have been raised regarding the

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administrative processes followed in passing the Amendment Bill.  In the event the Amendment Bill is passed in its current form, it will, among other things, amend the term HDSA to refer to South African citizens, a category of persons or a community, disadvantaged by unfair discrimination before the Constitution came into operation which should be representative of the demographics of the country.  In addition, the Amendment Bill will amend the definition of the MPRDA to include the Mining Charter, the Codes of Good Practice for the Minerals Industry (the “Mining Codes”) and the Housing and Living Conditions Standards for the Minerals Industry, 2009 (“Standards”), as discussed below.  The effect of the Amendment Bill will be to give the Minister the authority to suspend or cancel prospecting or mining rights in the event that the holder is in breach of the Mining Charter, the Mining Codes or the Standards.

This concept and process to take legislative and other measures to redress the results of past racial discrimination against black South Africans is known in South Africa as broad-based black economic empowerment, or “BEE”.  The mining industry was one of many industries identified by the South African government as requiring reform to bring about equitable benefit from South Africa’s mineral industry to all South Africans and to promote local and rural development and social upliftment of communities affected by mining.

The regulatory regime governing the South African mining industry has therefore fundamentally changed over the past decade.  Legislation governing mining and BEE within the mining sector includes, among other laws, the MPRDA, the Mining Codes and the Standards pursuant to the MPRDA, the Mining Charter, the Mining Charter Scorecard and the Mining Titles Registration Act No. 16 of 1967 (as amended).  The aforementioned legislation, however, is industry specific and the generic BEE regulatory framework in South Africa regulated in terms of the BEE Act, which sets outs the South African government’s policy in respect of the promotion of BEE.  The BEE Act also permits the Minster of Trade and Industry to publish generic BEE Codes of Good Practice (“Generic BEE Codes”), being codes of good practice that address, among other things, the indicators to measure BEE and the weightings to be attached to such indicators.

The Generic BEE Codes were originally published in 2007 and set out seven indicators or elements in terms of which BEE compliance is measured.  Each element has a scorecard in terms of which various sub-elements are set out, together with a target for compliance with each sub-element and a corresponding number of weighting points.  An entity’s BEE compliance is measured in terms of each of these scorecards and the aggregate score will then determine that entity’s BEE compliance level.  Independent BEE verification agencies are authorized to verify an entity’s compliance and provide it with a verification certificate which will set out its score and confirm its BEE compliance level.  The seven elements of BEE compliance set out in the original Generic BEE Codes are ownership (which measures the extent to which black people own the measured entity), management control (which measures the extent to which black people form part of the board of directors and top management of the entity), employment equity (which measures the extent to which black people are employed with the various management levels of the entity), skills development (which measures the extent to which the entity has undertaken skills training for the benefit of its black employees), preferential procurement (which measures the extent to which the entity procures goods and services from BEE compliant and black-owned companies), enterprise development (which measures the extent to which the entity has contributed towards the development of black-owned or BEE compliant companies), and socio-economic development (which measures the extent to which the entity has contributed towards the economic development of black people).

The original Generic BEE Codes were amended on October 11, 2013 and such amendments will take effect from May 1, 2015.  Generally-speaking the amended Generic BEE Codes seek to make BEE compliance more onerous to achieve.  The total number of points required to achieve certain levels of BEE compliance have been increased.  The elements of management control and employment equity have been consolidated into a single element referred to only as management control, and the elements of preferential procurement and enterprise development have been consolidated into a single element referred to as supplier and enterprise development.  The elements of ownership, skills development and supplier and enterprise development are classified as priority elements to which minimum thresholds of

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compliance attach and subjects an entity to a penalty of a reduction in its BEE compliance status by one level if the entity fails to achieve any of such minimum thresholds.

In addition, the BEE Act has recently been amended by The Broad-Based Black Economic Empowerment Amendment Act, No. 46 of 2013 (the “BEE Amendment Act”), which came into operation on October 24, 2014.

The provisions of the new section 3(2) set out in the BEE Amendment Act states that “in the event of any conflict between this Act and any other law in force immediately prior to the date of commencement of the Broad-Based Black Economic Empowerment Act, 2013, this Act prevails if the conflict specifically relates to a matter dealt with in this Act” (the “Trumping Provisions”).  The BEE Amendment Act provides that section 3(2) will come into effect one year after the date on which the President proclaims the BEE Amendment Act into law and will therefore become operative on October 24, 2015.

The new section 10(1)(a) set out in the BEE Amendment Act provides that “every organ of state and public entity must apply any relevant code of good practice issued in terms of this Act in determining qualification criteria for the issuing of licences, concessions or other authorizations in respect of economic activity in terms of any law”.  This will require all governmental bodies to apply the Generic BEE Codes or other relevant codes of good practice when procuring goods or services or issuing licenses or other authorizations under any other laws, and to penalize fronting or misrepresentation of BEE information.

The provisions of section 3(2) and 10(1)(a) indicate that the DMR would be obliged to apply the provisions of the BEE Act and of any BEE code of good practice gazetted in terms of the BEE Act when issuing rights, permissions or permits in terms of the MPRDA in the future.

A code of good practice refers to the Generic BEE Codes or any sector- specific code of good practice which has been developed and gazetted in terms of the provisions of the BEE Act after consultation with the relevant industry stakeholders and the Department of Trade and Industry.  It does not include the Mining Charter.  The implications of the above provisions of the BEE Amendment Act are that unless a mining sector code is developed and gazetted prior to the date on which the provisions of the new section 3(2) of the BEE Act comes into effect, the DMR would not be entitled to apply the Mining Charter when issuing rights, permissions or permits (after commencement of the abovementioned sections of the BEE Amendment Act) and would be required to apply the Generic BEE Codes.  While the target for ownership under the Generic BEE Codes is the same as in the Mining Charter i.e. 26%, the remaining elements in terms of which BEE compliance is measured are materially different from those set out in the Mining Charter.  In addition, the extent of BEE compliance is determined under the Generic BEE Codes with reference to an entity’s overall score and corresponding BEE compliance level, and the Mining Charter’s scorecard does not contain the same methodology.  Thus, if the Generic BEE Codes were to apply to the mining industry, it would place the industry at a disadvantage and create uncertainty.  The DMR and industry bodies are aware of the implications of the Trumping Provisions and are likely to address this in the near future.

The new section 10(2)(a) set out in the BEE Amendment Act provides that “the Minister may, after consultation with the relevant organ of state or public entity, exempt the organ of state or public entity from a requirement contained in subsection (1) or allow a deviation therefrom if particular objectively verifiable facts or circumstances applicable to the organ of state or public entity necessitate a deviation”.  Such an exemption or deviation is required to be published in the government gazette.  It seems possible but it is not certain whether the DMR could apply for such an exemption in respect of the mining industry.

It is important to bear in mind that none of the Mining Charter, the Mining Charter Scorecard or the Mining Codes are drafted as legislative documents.  They are instruments of policy and as such are frequently ambiguous, loosely worded and difficult to interpret with precision.

The MPRDA seeks to facilitate participation by HDSAs in mining ventures.  Complying with the HDSA regime is a prerequisite for being granted and maintaining prospecting and mining rights.  Every application for a mining right under the MPRDA must demonstrate that the granting of such right will:

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•                  substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mineral and petroleum industry in order to benefit from the exploitation of the nation’s mineral and petroleum resources; and

•                  promote employment and advance the social and economic welfare of all South Africans.

The Mining Charter

The original mining charter was developed to give substance and guidance to the empowerment provisions under the Mining Charter, which came into effect on August 13, 2004.  The Mining Charter set out a number of targets which were to be achieved by mining companies by 2009 and 2014.  Among other targets, mining companies had to achieve a 15% HDSA ownership by 2009 and a 26% HDSA ownership by 2014.  Ownership relates to ownership of mining assets, whether through the holding of equity, partnership, joint venture or direct holding.  On July 14, 2004, the (then) Department of Minerals and Energy released a clarification document (“Clarification Document”) to provide policy guidance on the interpretation and implementation of the MPRDA and the Mining Charter.  This document was intended to clarify the BEE requirements for unused mining or prospecting licenses and pending prospecting right applications.  However, the Clarification Document concluded by stating that all other applications for rights not mentioned in the Clarification Document and in the custodianship of the state will be subject to a minimum of 26% BEE participation.  Consequently, and as a matter of policy, the DMR required and continues to require a minimum 26% HDSA ownership for the grant of all new mining right applications.

Notwithstanding the uncertainties in BEE legislation applicable to mining companies with regard to the measurement of HDSA ownership, it is accepted practice (as confirmed in section 2.1.2 of the Mining Codes) that the so-called flow-through and modified flow-through principles are applicable to the calculation of indirectly held HDSA interests (i.e. where there is partial HDSA ownership in a corporate structure above the level of the company holding the prospecting or mining right).  In terms of the flow- through principle, the level of indirect ownership, proportionally reduced to reflect partial HDSA shareholding in intermediate companies, would be calculated to determine the proportional indirect HDSA shareholding in the company holding the right.  Under the modified flow-through principle, a company with more than 50% HDSA ownership (defined as a HDSA Company in the Mining Charter) may, at any one level in a corporate structure, attribute 100% HDSA ownership to that company for the purposes of applying the flow-through principle.

On September 13, 2010, the current Mining Charter came into effect setting targets (some of which remain the same as those in the previous mining charter) to be achieved by mining companies by December 31, 2014 (the implementation of which needs to be reported to the DMR by mining companies in 2015), which targets include:

•                  Ownership: this entails 26% meaningful economic participation by HDSAs and 26% full shareholder rights for HDSAs.  The Mining Charter refers to BEE entities as opposed to HDSA companies but retains the 26% ownership target.

•                  Housing and living conditions: occupancy rate of employee accommodations of one person per room and all conversion of employee hostels must be fully achieved.

•                  Procurement and enterprise development:

•                  a minimum procurement of 40% of capital goods, 70% of services and 50% of consumer goods from BEE entities; and

•                  ensure that multinational suppliers of capital goods contribute at least 0.5% of their annual income generated from local mining companies towards a fund for the purposes of socio- economic development of local communities.

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•                  Employment equity: 40% HDSA participation at Board level, at executive committee level, in middle management, in junior management and 40% HDSA participation within core skills.

•                  Human resource development: 5% human resource development expenditure focused on HDSAs as a percentage of total annual payroll.

•                  Mine community development: implementation of approved community projects.

•                  Sustainable development and growth:

•                  implementation of approved EMP measured annually against the approved plans;

•                  implementation of action plans on health and safety measured annually against the approved plans; and

•                  utilization of South African based research facilities for the analysis of all South African sourced mineral samples.

•                  Beneficiation: contribute a percentage of additional production volume towards local beneficiation of mineral commodities in accordance with the beneficiation strategy introduced pursuant to the terms of section 26 of the MPRDA.  No such strategy has yet been finalized.

•                  Reporting: submission of annual reports to the DMR in respect of compliance with the Mining Charter.

New Order Mining and Prospecting Rights Under the MPRDA

All of the Company’s prospecting and mining rights are so-called new order rights (i.e. rights granted under the MPRDA) as opposed to old order rights, being rights granted under pre-MPRDA legislation.  Under the MPRDA, mining companies operating in South Africa were required to apply for conversion of old order rights into new order prospecting and mining rights issued by the South African state in terms of the MPRDA.  New order rights in respect of mining are granted for a maximum period of 30 years, with renewals of up to 30 years at a time.  Prospecting rights are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

The new order rights are transferable only with the approval of the Minister and are subject to various terms and conditions, including commencement of operations within specified periods, maintenance of continuing and active operations and compliance with work programs, social and labour plans, EMPs and empowerment requirements.

New order rights can be suspended or cancelled by the Minister if a holder has breached its obligations under the terms of the rights and has failed to remedy such breach after written notice of the breach from the Minister and after being given an opportunity to respond.  In addition, mining rights could potentially be cancelled for non-compliance with the Mining Charter.

Resource Nationalism

The concept of resource nationalism encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in corporate entities exploiting natural resources, with or without compensation.  The current South African government has publically stated that it does not intend to nationalize the mining industry.

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At its 53rd national conference in December 2012, the ANC debated the SIMS Report, and wholesale nationalization was rejected.  It was resolved that state intervention in the economy would focus on beneficiation.  Strategic minerals, which include platinum group metals, coal and iron ore, will be identified and special public policy measures may be put in place.  The state interventions include “state ownership” through the state mining company, and mineral resource rents through the imposition of new taxes.

Environment

South Africa has a comprehensive and constantly evolving environmental regulatory framework.  The Constitution entrenches the right to an environment that is not harmful to human health or well-being and imposes a duty to protect the environment for the benefit of present and future generations through reasonable legislative and other measures.  The Constitution and NEMA, as well as various other related laws, grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, such that claims can be made against private and public entities as well as the South African government.

Environmental impacts of mineral resource operations (including prospecting and mining of mineral resources and exploration and production of petroleum) are, at present, primarily regulated by three pieces of legislation, namely, the MPRDA, NEMA and the National Water Act No. 36 of 1998 (the “NWA”).

South African environmental law is largely permit-based and requires businesses whose operations may have an environmental impact to obtain licenses and authorizations from various governmental authorities for those operations.  These typically contain conditions that may be reviewed periodically to make the environmental standards which the holder is required to meet more stringent.  Environmental legislation also stipulates general compliance requirements and incorporates a “polluter pays” principle, by imposing a duty on specified parties to take reasonable measures to assess and address pollution (even that which was authorized by law).  A failure to take such measures may result in governmental authorities taking measures against, and recovering costs from, a wider range of parties than the one on whom the duty primarily rests.  This latter group includes a successor in title to a person or a shareholder of a company, who caused the pollution, although the potential liability of shareholders has not yet been considered by South African courts.  This aspect of the law is retrospective in its application.

NEMA provides for the appointment of “Environmental Management Inspectors” (“EMIs”) and Environmental Mineral Resource Inspectors (“EMRIs”) at the Department of Environmental Affairs and DMR respectively.  These EMIs and EMRIs have wide-ranging powers and can undertake both announced and unannounced inspections and investigations.  These have occurred at some of South Africa’s major industrial facilities.  Criminal prosecutions have been initiated and enforcement notices issued following a number of these inspections.  A focus of the inspections to date by EMIs has been primarily on the cement and refinery sectors, as well as the alloy, iron and steel industry.  In the previous few years, EMIs have, however, focused their attention on those industries that impact heavily on air quality, including the platinum sector.

Under NEMA, it is a criminal offence for any person unlawfully and intentionally or negligently to commit any act or omission which causes, has caused or is likely to cause significant pollution or degradation of the environment or unlawfully and intentionally or negligently commit any act or omission which detrimentally affects or is likely to affect the environment in a significant manner.  A maximum fine of up to Rand 10 million and/or a prison term of up to ten years may be imposed for such an offence.

Directives can also be issued under NEMA or the MPRDA for the temporary or permanent shut down of facilities at a mining operation or the entire mining operation.  Directors and certain employees can also be held criminally liable in their personal capacity under NEMA.

Under the NWA, water cannot be owned, but is instead held in trust for the people of South Africa under the State’s custodianship.  An authorization is required to undertake certain water uses specified in the NWA.  This includes water storage, abstraction, disposal of waste water into the environment, dewatering a mine; and impacting on watercourse.  Generally, large scale water users, such as mines, are required

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to either apply for water use licenses or, in certain cases, only to register water uses.  In certain instances an entity may continue with a water use that was conducted lawfully under the predecessor to the NWA, the Water Act, No. 54 of 1956, without the requirement for a water use license.  Use without authorization may be considered unlawful.  Regulations published under the NWA regulate water use in relation to mining activities, providing for limitations on the location of mining infrastructure and requirements for separation of dirty and clean water systems.  If a water use or water management is deemed unlawful, the Department of Water Affairs (“DWA”) may issue administrative directives to enforce the NWA’s provisions and criminal proceedings can also be instituted.  Penalties for offenses include a maximum fine and/or imprisonment of Rand 200,000 and five years, respectively.  Upon a second conviction, the maximum fine and/or imprisonment are Rand 400,000 and ten years, respectively.  While significant progress has been made by the DWA in processing pending water use licenses, a backlog remains.

The National Environmental Management Air Quality Act No. 39 of 2004 (“AQA”) regulates air pollution in South Africa and prohibits the undertaking of activities listed under AQA, including certain mining related and processing activities, without an Atmospheric Emission License.  Minimum emission standards have been set for each listed activity.

The Waste Act regulates the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector.  The provisions of the Waste Act are also relevant generally to the Company’s operations.  Waste management licences are required for certain waste management activities, dependent on certain thresholds in relation to the waste.  Under recent amendments to Regulations published under the Waste Act, waste management licenses are no longer required for waste storage however such activities must comply with certain norms and standards.  Residue stockpiles and deposits relating to prospecting, mining, exploration or production activities regulated under the MPRDA were previously exempt from the Waste Act.  This has been changed by recent amendments under the National Environmental Management Laws Amendment Act, No. 25 of 2014 (“NEMLAA”) and waste management licenses will now be required from the Minister for residue stockpiles and deposits from September 2, 2014, if they constitute “waste” and if they fall above the thresholds for which a waste management license is required, unless an entity “lawfully conducted” these activities prior to September 2, 2014.

The 2010 Environmental Impact Assessment (“EIA”) Regulations promulgated under NEMA commenced on August 2, 2010, replacing EIA Regulations published in 2006.  These regulate activities over a certain thresholds that are incidental to mining, such as vegetation clearance, road construction; construction of facilities in proximity to a watercourse and storage of dangerous goods.  They have requirements for environmental authorizations for mineral activities once the transition of environmental regulation of mineral activities from the MPRDA to NEMA (described below) is completed.  NEMA listed activities require an environmental authorization before being undertaken and no person may commence such an activity unless the competent authority has granted an environmental authorization.  Generally, it is a criminal offence to commence such an activity without an environmental authorization.  A person who has commenced such an activity without an environmental authorization may apply for rectification of this state of affairs.

Transitional Provision

As stated above, the environmental regulation of mining is under a transition.  When the transition is complete, NEMA will be the primary environmental legislation regulating mining and not the MPRDA.  Due to this transition, the majority of the MPRDA’s environmental regulation provisions were deleted (such deleted provisions, “Pre-MPRDA Amendment Act Environmental Provisions”) and a gradual transitional period, whereby the Minister’s environmental competency would be transferred to the Minister of Environmental Affairs over a three-year period was initially envisaged under the Mineral and Petroleum Resources Development Amendment Act, No. 49 of 2008 (which only commenced in 2013) (“MPRDA 2013 Amendment Act”) and the National Environmental Management Amendment Act, No. 62 of 2008 (“NEMA 2008 Amendment Act”) (referred to as the “Initial Transitional Arrangements”).  These Initial Transitional Arrangements are, however, no longer applicable due to recent amendments introduced by the NEMLAA.  The Minister will however retain the bulk of his environmental regulation competencies

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under the NEMLAA’s amendments to be undertaken in accordance with NEMA.  This creates some gaps as to the present position, as not all of the necessary amendments have yet commenced under NEMA and the MPRDA.

Under the NEMLAA, all provisions relating to EMPs contained in the MPRDA have been deleted.  This was intended to give effect to the Initial Transitional Arrangements, whereby EAs would be required for mineral activities from December 2014.  When the MPRDA 2013 Amendment Act came into force, there was academic debate whether EMP approvals were still required.  Reliance is placed by the DMR on the Interpretation Act, No. 33 of 1957 that, until the requirements for EAs commence, the MPRDA’s deleted provisions should remain in force, with the argument being that the MPRDA 2013 Amendment Act’s provisions on environmental authorization requirements substituted the MPRDA’s previous provisions on EMP requirements, and these environmental authorization requirements are not yet in force.  Under the Initial Transitional Arrangements, they were only meant to come into force in December 2014.  On a strict interpretation, the provisions regarding EAs in the MPRDA 2013 Amendment Act do not “substitute” the provisions of the MPRDA.  The DMR’s position could, however, plausibly be argued and, based upon this interpretation, the MPRDA will continue to regulate the requirements for EMPs until the requirements to obtain environmental authorizations for mineral activities commence.

Due to the fact that the NEMLAA deleted certain of the NEMA 2008 Amendment Act’s provisions, the December 2014 date (discussed above) is now irrelevant.  Accordingly, the date from which an environmental authorization will be required for mineral activities is currently undetermined.

There are presently no provisions in force in the MPRDA or NEMA regarding the transitional arrangements for approved EMPs or for pending EMP applications.  The MPRDA 2013 Amendment Act introduced certain transitional arrangements.  Such provisions, however, have also not yet commenced.  The MPRDA 2013 Amendment Act provides that an EMP or EMPlan approved under the MPRDA before and at the time of the NEMA 2008 Amendment Act coming into force will be deemed to be an approved environmental authorization issued in terms of NEMA.  The Amendment Bill proposes the inclusion of an additional section, whereby all pending applications lodged under the MPRDA before the NEMLAA came into force would be processed under the MPRDA, as if the NEMLAA is not in operation.  The Amendment Bill also amends the MPRDA 2013 Amendment Act’s transitional provisions to correct the incorrect reference of the NEMA 2008 Amendment Act to the NEMLAA.  The Amendment Bill is not, however, anticipated to be enacted into law in the near future and these gaps will remain.

The Pre-MPRDA Amendment Act Environmental Provisions require that financial provision for environment rehabilitation and closure costs must be provided by an applicant for a mineral right prior to the approval of an EMP or EMPlan.  When the requirements for environmental authorizations commence, the NEMLAA provides that this financial provision must be made prior to the issuing of an environmental authorization under NEMA.

A mineral right holder previously remained liable for rehabilitation and cost closure liability until a closure certificate was issued by the DMR.  Under the NEMLAA, a mineral right holder now remains responsible for any environmental liability, any pollution or environmental degradation, the pumping and treatment of polluted or extraneous water; and the management and sustainable closure of an operation, notwithstanding the issue of a closure certificate.

A mining or prospecting right can be cancelled under the MPRDA if there is non-compliance with environmental legislation.

Mine Safety

Mine safety in South Africa is governed by the MHSA, which is enforced by the Inspectorate of Mine Health and Safety, a part of the DMR.  The reporting provisions of the MHSA are aligned with the International Labour Organization’s Code of Practice on Recording and Notification of Occupational Accidents and Diseases.  Under the MHSA, the Company is obligated, among other things, to ensure, as far as reasonably practicable, that the Company’s mines are designed, constructed and equipped to

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provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person.  The Company is also obliged to ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the Company’s mining activities are not exposed to any hazards relating to their health and safety.  The MHSA also permits mine inspectors to issue safety compliance notices to mines under section 55 of the MHSA and, should the inspectors feel that the action is warranted, to temporarily close part or all of the operations under powers conferred by section 54 of the MHSA, pending compliance with the directives issued under the compliance notice.

An employer who has been instructed to temporarily close a mine or any part thereof in a section 54 notice has the remedy of approaching the Labour Court for urgent relief to suspend the operation of the section 54 notice until a review application to set aside that notice is determined by the Labour Court.

The Mine Health and Safety Amendment Act, No. 74 of 2008, which came into effect on May 30, 2009, criminalizes violations of the MHSA, increases the maximum fines to Rand 1 million per occurrence and creates the possibility that mining licenses could be revoked for continued safety violations.

Royalty Payments

The Royalty Act, imposes a royalty on the first transfer of refined or unrefined minerals, payable to the state, calculated on the actual or deemed gross sales amount at the statutorily determined saleable condition (i.e. whether the mineral is in a refined or unrefined condition as determined in accordance with Schedule 1 and 2, respectively, of the Royalty Act).

The royalty rate in respect of refined minerals is calculated by dividing earnings before interest and taxes, or “EBIT” (as defined for purposes of the Royalty Act), by the product of 12.5 times gross revenue, calculated as a percentage, plus an additional 0.5%.  EBIT refers to the taxable mining income of the holder of the right (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure.  There is also an arm’s length adjustment, where applicable.  A maximum royalty rate of 5% of revenue applies to refined minerals.

The royalty rate in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue, calculated as a percentage, plus an additional 0.5%.  A maximum royalty rate of 7% applies to unrefined minerals.

Mining Taxation Review

In the 2013 Budget Speech, the Minister of Finance announced that the mineral and petroleum royalty regime has broadened the South African tax base and allowed for increased revenue during periods of high commodity prices, while providing relief to marginal mines when commodity prices and profitability are low.  The broader review of the South African tax system will consider whether this approach is sufficiently robust and assess what the most appropriate mining tax regime is to ensure that South Africa remains a competitive investment destination.

To give effect to announcements made by the Minister of Finance in his 2013 budget speech, the Davis Tax Committee was established to assess South Africa’s tax policy framework and its role in supporting the objectives of inclusive growth, employment, development and fiscal sustainability.  The Terms of Reference of the Davis Tax Committee includes a review of the current mining tax regime taking account of the following:

•                  the agreement between Government, labour and business to ensure that the mining sector contributes to growth and job creation, remains a competitive investment proposition and all role players contribute to better working and living conditions; and

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•                  the challenges facing the mining sector, including low commodity prices, rising costs, falling outputs and declining margins, as well as to its current contribution to tax revenues.

On June 3, 2014 the Davis Tax Committee called for interested parties to make submissions in respect of the mining taxation review.  No further reports have been issued to date.

Exchange Control

South African law provides for Exchange Control which, among other things, regulates the flow of capital from the Common Monetary Area of South Africa, Lesotho and Swaziland (“CMA”).  The Currency and Exchanges Act, No. 9 of 1933 empowers the President of South Africa to make regulations in regard to any matter directly or indirectly relating to currency, banking or exchanges.  The Minister of Finance is responsible for all matters regarding exchange control policy, and certain of these powers and functions have been delegated to the South African Reserve Bank, more specifically the Financial Surveillance Department.

The Exchange Control Regulations, which are administered by the Financial Surveillance Department are applied throughout the CMA and regulate transactions involving South African exchange control residents, including companies.  The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand against other currencies.  It is the stated objective of the authorities to achieve equality of treatment between residents and non-residents for exchange control purposes as it relates to inflows and outflows of capital.  While the South African government has relaxed exchange controls in recent years, the Company expects current exchange controls to remain in place for the foreseeable future.

The Company is subject to various forms of such controls.  The Company is generally not permitted to export capital from South Africa, hold foreign currency, incur indebtedness denominated in foreign currencies or acquire an interest in a foreign venture without the approval of the relevant South African exchange control authorities.

However, there are no exchange control restrictions between the members of the CMA as they form a single exchange control territory.  Lesotho, Namibia and Swaziland have their own exchange control authorities as well as their own acts or regulations and rulings but in terms of the Common Monetary Area Agreement, their application must be at least as strict as that of South Africa.  Accordingly the Company will not require the approval of the Financial Surveillance Department for investments and transfers of funds from South Africa to other CMA countries.

Carbon Tax/Climate Change Policies

In May 2013, the South African government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases.  Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach.  The first phase will be for five years, effective from January 1, 2016 to December 31, 2020.  During the first phase, it is proposed that carbon tax be introduced at Rand 120 per ton of carbon dioxide equivalent, increasing at 10% per annum.  Further, 60% of emissions would initially be tax exempt.  When the tax free thresholds are taken into account, the effective tax rate will range between Rand 12 and Rand 48 per ton of carbon dioxide equivalent.

The second phase for the implementation of the carbon tax will be for another 5 years from 2020 to 2025.

To date, the South African government has not issued any further updates on the status of the Carbon Tax Policy Paper.  During April 2014 the South African Government issued a Carbon Offset Paper for public comment.  The Carbon Offset Paper gives effect to the 2014 Budget Review that noted, along with

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carbon tax, that it is proposed that a carbon offset scheme is introduced to complement the policy package to address climate change and protect households and businesses.

South African Companies Act

The Company’s South African subsidiaries are subject to the South African Companies Act, No. 71 of 2008 (“Companies Act”) which came into force on May 1, 2011.  The aim of the Companies Act is to modernize company law in South Africa so that it is comparable with leading jurisdictions around the world.

The Companies Act has introduced numerous new legal concepts into South African company law, and there are therefore some areas of uncertainty in the application and implementation of the Companies Act in these early stages of its existence.  Various compliance obligations have been brought about for companies and their boards, including a requirement to ensure that a company’s constitutional documents are aligned with the Companies Act, and that any shareholders’ agreements that are in place are aligned with the company’s memorandum of incorporation and the Companies Act.  There was essentially a two-year “grace period” for such alignment process to take place, in that, subject to certain exceptions, for two years after the commencement date of the Companies Act (May 1, 2011), a pre-existing company’s shareholders’ agreement and/or constitutional documents would have prevailed in the case of any inconsistency with the Companies Act.  The position currently, after the lapse of the grace period, is that a company’s memorandum of incorporation prevails over the shareholders agreement and the Companies Act in turn prevails over both.  Although not peremptory, the Company’s process to register new memoranda of incorporation for the Company’s South African subsidiaries is well advanced.

The Companies Act also requires that certain categories of companies have in place certain committees, namely audit committees (for all public and state owned companies) and social and ethics committees (for all listed public companies and state owned companies as well as other companies that reach a certain “public interest score” in terms of the Companies Regulations, 2011).  The “public interest score” takes into account the number of shareholders and employees of the company, as well as the amount of the company’s debt and annual turnover.

Failure to comply with the Companies Act can lead to compliance notices being issued by the Companies and Intellectual Property Commission (“CIPC”), administrative fines and civil liability for damages caused by non-compliance.  The Company’s South African subsidiaries may also be liable under the Companies Act to “any” other person for any loss or damage suffered by that person as a result of the Company’s subsidiary’s non- compliance with the Companies Act.

The Companies Act extends shareholders’ rights and recourse against companies and directors.  Also, directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in carrying out their functions within the company than was the case under the previous regime.  The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company.  Companies will thus face a greater risk of litigation and the costs thereof.  Minority shareholders’ rights in the context of mergers and other fundamental transactions have also been increased substantially, such as the introduction of appraisal rights and the ability to set aside and review special resolutions approving such transactions.  This could result in the hindrance of such transactions.

The Companies Act has also introduced fairly extensive regulation of financial assistance given among related and inter related companies, in that there must be shareholder approval, compliance with solvency and liquidity, and fairness and reasonableness in relation to such financial assistance.  This for instance affects intra group loan and security arrangements, as well transactions with third parties where guarantees or other security within a group of companies is given.  This affects financial assistance given by South African companies, and would accordingly affect financial assistance given by South African companies to non-South African related entities.

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The Companies Act prohibits companies from creating any further par value shares.  If a company wishes to increase its share capital, it will have to convert all of its pre-existing par value shares into shares of no par value.  The revenue authorities have issued a ruling with respect to the tax treatment of such conversions to the effect that such conversions shall not be viewed as “disposals”.  This may become relevant in respect of the Company’s South African subsidiaries should their share capital be required to be increased at any stage for whatever reason.

An important innovation of the Companies Act is that of business rescue, which is modelled to some extent on the United States “Chapter 11” bankruptcy procedures.  Business rescue is a largely non-judicial, commercial process that aims to rescue a financially distressed company and maximize the likelihood of the company’s continued existence on a solvent basis.

Companies in South Africa can be deregistered if they fail to timeously lodge their annual returns.  This means that the company ceases to exist as a separate juristic person, and that all of its rights and assets devolve to the state by operation of law.  A company’s registration can be reinstated by application either to the CIPC or the High Court.  Currently, under the Companies Act there is uncertainty in the case-law around the exact legal consequences of such reinstatement and whether the rights and assets automatically re-vest, with retrospective effect, in the company.  The Company ensures that at all times the requisite filings and returns of its South African subsidiaries with CIPC are up-to-date and thereby ensures that such subsidiaries are not deregistered.

Land Use

While national and provincial laws and policies exist and may be developed for land use planning (including the Spatial Planning and Land Use Management Act, No. 16 of 2013, which has been assented to but is not yet in force), municipalities are constitutionally empowered to regulate the effective administration of land use planning within their respective jurisdictions.  Land use regulation is primarily implemented through restrictive conditions of title registered against the title deeds of properties, zoning schemes which determine and administer land use rights and the restrictions on such rights.  The zoning schemes reflect all permissible land use rights on properties within the municipality’s area of jurisdiction.  Deviations from the zoning scheme are only permissible upon application for the necessary departure, land use consent or re-zoning application as regulated by the applicable scheme.

While previously it was in dispute whether municipal planning had the power to regulate mining activities, April 2012 Constitutional Court judgments in the cases of Maccsand (Proprietary) Limited v City of Cape Town and Others and Minister for Mineral Resources v Swartland Municipality and others confirmed that town planning approvals and consents are required for mining activities.  Recently, a High Court decision has indicated that such consents will likewise be required for prospecting activities.  The effect of these judgments is that all mining and prospecting operations need to be conducted on land which is appropriately zoned for mining or prospecting.  Mining companies run the risk of being interdicted from continuing with their operations pending a re-zoning if the land on which they are operating is not appropriately zoned.  The practical implications of complying with these judgments are numerous.  These include that there may be different land uses on one property, particularly where only prospecting is taking place.  These implications will need to be considered further by the Company’s operations.  This is further complicated by the fact that there are several provincial land use planning laws for different provinces.

In addition to statutory controls, certain private law rights may also impact on land use planning in general.  Zoning schemes are subject to the real rights created by restrictive conditions of title.  The implication is that if zoning schemes permit a land use which is prohibited by a restrictive condition of title, such condition will first have to be removed in terms of the relevant legislation (Removal of Restrictions Act, No. 84 of 1967).  Servitudes may also impact on land use planning, for instance servitudes registered in respect of infrastructure.  Contravention of these real rights may result in a demolition order being granted in respect of unlawful development.

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Another aspect which requires consideration is who should apply for such re-zoning.  Although land owners would typically be the applicant, the Company’s operations are not always conducted on land which the Company owns.  Accordingly, the Company has been required to request amendments to zoning schemes in municipalities in which the Company intends to prospect or mine and has obtained rezoning permission in regard to Project 1.

Land Claims

Under the Land Claims Act, as amended, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies and is entitled to redress.  Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998.

The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief.  Expropriation would be subject to provisions of legislation and the Constitution, which provide, in general, for just and equitable compensation.

The South African Minister of Rural Development and Land Reform may not, however, restore land to a claimant without a court order or an agreement being reached between the affected parties for the purposes of achieving restitution.

The Restitution Amendment Act took effect on July 1, 2014.  The Restitution Amendment Act introduced significant amendments to the Land Claims Act, most notably allowing for land claims by persons previously disposed of land under apartheid laws to again be submitted, despite the previous cut-of date having expired approximately 15 years ago.  The new period for lodging claims will be until June 30, 2019, which may arguably create a possible resurgence of new restitution claims.

In order to substantiate a claim for restitution, a person is required to demonstrate that:

•                  he/she is a person or it is a deceased estate dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices;

•                  he/she is the direct descendant of a person referred to above who has died without lodging a claim and has no ascendant who: (i) is a direct descendant of a person referred to above and (ii) has lodged a claim for the restitution of a right in land; or

•                  it is a community or part of a community dispossessed of a right in land after June 19, 1913, as a result of past racially discriminatory laws or practices.

Under the Land Claims Act a successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land; or payment of compensation).  If restoration is claimed, the Land Claims Act requires, inter alia, the feasibility of such restoration to be considered.  Under recent case law, restoration of land may only be given in circumstances where a claimant can use the land productively, with the feasibility of restoration being dependent on the costs.

The procedure for lodging a land claim is that a claim must be lodged with the Land Claims Commissioner.  The land claim will then be investigated by the Land Claims Commissioner, after which the claim will be published in the Government Gazette and in the media circulating nationally and in the relevant province.  The Land Claims Act provides that, if at any stage during the course of the investigation of a land claim, it becomes evident that:

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•                  there are two or more competing claims in respect of the same land (whether by communities or otherwise); or

•                  the land that is subject to the claim is not state-owned land, and the owner or holder of rights in such land is opposed to the claim; or

•                 there is any other issue which might usefully be resolved through mediation and negotiation,

The Chief Land Claims Commissioner may direct the parties concerned to attempt to settle their dispute through mediation or negotiation.  It further provides that if, upon completion of an investigation of a land claim, it is agreed that it is not possible to settle the claim by mediation or negotiation, the claim may be referred to the Land Claims Court for final determination.

Beneficiation

The beneficiation of mineral resources in South Africa is regulated by three main pieces of legislation, namely the MPRDA, through section 26 thereof, the Precious Metals Act, No. 37 of 2005 and the Diamonds Act, No. 58 of 1986 (as amended).

In addition to the legislative framework aimed at promoting local beneficiation of minerals, the DMR has developed and adopted a beneficiation strategy which identifies value chains for the purpose of beneficiation of certain minerals in South Africa (which is also in line with the developmental goals set-out in the National Development Plan adopted by the South African government).  The Mining Charter (as discussed above) also includes an incentive for mining companies to offset the value of the level of beneficiation achieved by the company against a portion of its HDSA ownership requirement, not exceeding 11%, in an effort to promote local beneficiation.

The legislation at the center of the initiation or promotion of beneficiation of mineral resources is the MPRDA.  Section 26 of the MPRDA regulates the Minister’s power to initiate and promote beneficiation of minerals in South Africa.  The term ‘beneficiation’ was not defined by the MPRDA.  The MPRDA 2013 Amendment Act introduced a definition for beneficiation, which will again be amended by the Amendment Bill.  As the section currently reads, the Minister may prescribe levels of beneficiation of a particular mineral should he establish, on advice from the Minerals and Mining board and consulting with the Minister of Trade and Industry, that a particular mineral can be beneficiated economically in South Africa.  Further, a person who intends to beneficiate any minerals mined in South Africa, outside of the country may only do so with the written consent of and in consultation with the Minister.

The Amendment Bill, if signed into law in its present form, will radically amend the current provisions of section 26.  The Amendment Bill will oblige the Minister to initiate the downstream beneficiation of minerals or mineral products in South Africa by designating certain minerals or mineral products for local beneficiation.  The Amendment Bill refers to both “designated minerals” and “strategic minerals”, however only the definition of “designated minerals” is used in the body of the Amendment Bill.  The term “designated minerals” is used in the context of the promotion of local beneficiation of minerals or mineral products in South Africa at prescribed levels in terms of section 26.  It is not clear how the term “strategic minerals” differs from “designated minerals”, or in what context the Minister will be able to declare a mineral as a “strategic mineral”.

The Amendment Bill provides that the Minister must, in consultation with Ministers of other national government departments, designate certain minerals or mineral products for local beneficiation.  However before declaring a mineral or mineral product as a designated mineral for local beneficiation, the Minister must take into consideration the national developmental imperatives (such as macro-economic stability, energy security, industrialization, food security and infrastructure development) of South Africa and the advice of the Ministerial Council as contemplated by the new section 56B of the Amendment Bill.  Once the Minister deems a mineral or mineral product to constitute a designated mineral for local beneficiation after completing the aforesaid process, the Minister must designate such mineral or mineral product in the Government Gazette as a “designated mineral” and further indicate that:

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•                  the conditions required to ensure security of supply of the mineral or mineral product;

•                  the percentage of the mineral or mineral product which must be offered to local beneficiators; and

•                  the prescribed quality, quantity and timelines at duration which the mineral must be made available.

It would appear from section 26(2B) of the Amendment Bill that there is no obligation on the producer or mining company to make available the designated mineral or mineral product at a price determined by the Minister.  However the producer might require Ministerial consent to sell the mineral or mineral product on the export market.  This uncertainty will need to be clarified by regulation or by conditions imposed by the Minister in respect of a designated mineral.  There is however a risk that delays caused by this approval process could further deter investment in the Company as investors might be cautious to investing in the development of a mineral which could potentially be restricted from export.

Labour Relations Act

The Constitution gives every person the right to fair labour practices.  The Labour Relations Act, No. 66 of 1995 (“LRA”) is the principal legislation that gives effect to the framework in which employees, employers and industrial relations at an individual and collective level are regulated.  As a premise the LRA regulates the manner in which employees, employers, trade unions and employer’s organizations interact and engage with one another in the work place.  This includes processes related to collective bargaining, wage determination, determination of terms and conditions of employment, the formulation of industrial policy and employee participation in the decision-making processes.

The LRA framework holistically is geared at the protection of employee and employer rights through various structures.  Principally the LRA allows for the creation of trade unions and employer’s organizations.  The extent of entitlement of the trade union is subject to the size of its membership base.  Depending on the number of employees who are members of the trade union, the trade union will be allowed access to the workplace, representation at the workplace, to have meetings at the workplace and to access to information concerned with the employment of the employees.  To be entitled to enter into collective agreements with the employer, the trade union must have as its members the majority of the employees at the workplace.  The LRA endorses a co-operative approach whereby two or more trade unions can aggregate their membership for the purposes of achieving majority status in a collective bargaining unit or forum.

Collective agreements entered into between the trade union and the employer will bind all employees employed by the employer, regardless of their trade union affiliations, for the whole period of the agreement.  The LRA does not provide for a statutory duty to bargain collectively or otherwise, and therefore such conduct is purely a voluntary decision.

At a greater level the LRA allows for the creation of bargaining and statutory councils.  Such councils can be established both for more than one registered trade union or employer’s organization.  Such councils will be established per sector or area.  Councils in this regard will, amongst others, be entitled to conclude collective agreements and to engage in the resolution of disputes.

If a dispute between the employer and employee arises the LRA clearly delineates the lawful context in which this may occur.  As a premise the LRA strictly stipulates and regulates the requirements for a lawful strike, lockout or picketing.  In this regard the LRA expressly identifies who is allowed to engage in industrial action of this nature, which processes must be followed and for which purposes employees and employers may engage in such industrial action.  Should the industrial action require the parties to engage in a process of consultation and negotiation, the LRA also prescribes the procedures to be followed.

If the conduct of the parties, for whatever reason, result in the dismissal of employees the LRA establishes the Commission for Conciliation, Mediation and Arbitration (“CCMA”) as a principal forum for the resolution of disputes resulting from the dismissal.  The LRA defines unlawful dismissals as being

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either automatically or not automatically unfair.  The type of dismissal will depend on the nature thereof and the prevailing circumstances at the time of dismissal, an example being dismissals arising from operational requirements.

A process of mediation and conciliation is pre-emptory in this regard.  Should the dispute remain unresolved, parties will be required to enter into a process of arbitration, and the award made by the Commissioner would be final.

Employment Equity Act

Subject to recent amendments to the Employment Equity Act, No. 55 of 1998 (“EEA”) it is imperative that regard must be had of the necessity to remunerate employees equally based on the principle of equal pay for work of equal value.  Work will be identified as of equal value when the work done by the employee is the same, substantially the same or of equal value when compared to an appropriate comparator.

To determine whether differentiation between employees occurs, the EEA identifies 22 listed grounds upon which an employer could potentially differentiate between employees.  Differentiation in this regard is presumed to be unfair discrimination between employees.  The EEA furthermore identifies an “arbitrary ground” of differentiation as a ground upon which unfair discrimination can take place.

Should an employer be guilty of not remunerating employees equally based on the principle of equal pay for work of equal value, discriminating against an employee on a listed ground, or of sexual harassment, the EEA also identifies the CCMA as the forum of first instance to resolve the dispute through a process of conciliation.  Should the dispute remain unresolved after conciliation, the matter may either be referred to the Labour Court for adjudication, or remain with the CCMA for arbitration if the requirements imposed by the EEA are met.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment due to the nature of the Company’s business and present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production. Investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

Risks Relating to the Company

The Company’s inability to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company’s business and results of operations.

Under the terms of the Maseve Shareholders Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide. Africa Wide declined to fund its share of cash calls in October 2013 and in March 2014. As a result of the first missed cash call, the Company entered into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide’s interest in Maseve, in accordance with the terms of the Maseve Shareholders Agreement. On August 20, 2014, an arbitrator determined that Africa Wide’s shareholding in Maseve would be reduced to 21.2766%. Based on the arbitration award, Africa Wide has been further diluted to approximately 17.1% as a result of Africa Wide’s failure to fund the second cash call and therefore the Company’s shareholding in Maseve has increased to approximately 82.9%. In addition, as a result of the transactions explained under the risk factor “The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting

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and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights,” there is no guarantee the DMR would recognize Africa Wide as a qualified BEE entity. To comply with the Mining Charter, Maseve must have 26% ownership by a qualified BEE entity by December 31, 2014 in order to maintain the Mining Right in good standing. In addition to unaffiliated, BEE qualified companies, the Company is presently considering Mnombo as the BEE company for such a transaction if and when instructed by the DMR. Should Mnombo acquire an interest in Maseve, as with funding to date for the Waterberg Projects, the Company would expect to cover Mnombo’s share of any cash calls. If Mnombo was not deemed to be a suitable BEE company or if the Company was unsuccessful in reaching an agreement on the terms of Mnombo’s investment in Maseve, the Company would be required to reach an agreement with another qualified BEE entity and, failing that, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

The failure of the Company or its joint venture partners to fund their pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company’s business and results of operations.

The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA, Africa Wide and Maseve are parties to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide advised the Company that it would not be funding its approximately US$21.52 million share of a second cash call. Africa Wide’s decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the halting of development on Project 1. For example, as a result of Africa Wide’s decision to not fund its cash calls, a procurement freeze was implemented on Project 1 for approximately 12 weeks from late 2013 into 2014, which resulted in delays to the acquisition and procurement of various goods and services, delaying mill and surface infrastructure construction. Any failure by PTM RSA, Africa Wide or any future shareholder under the Maseve Shareholders Agreement to contribute its pro-rata share of a cash call would result in dilution of that party’s interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner’s interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro-rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner’s or partners’ interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% NSR royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty. To date, the Company has funded Mnombo’s 26% share of the work on the Waterberg JV Project. If the Company ceases to fund Mnombo’s share of the work for the Waterberg JV Project, Mnombo may be required to obtain funding from alternative sources, which may not be available on favorable terms, or at all. If Mnombo is unable to fund its share of such work, this may delay project expenditures and may result in dilution of Mnombo’s interest in the Waterberg JV Project and require the sale of the diluted interests to another qualified BEE entity.

The Company and Mnombo are negotiating a joint venture agreement to formalize their respective participating interests in and obligations towards the Waterberg Extension Project at the request of the DMR. The Company is currently carrying Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project. In the absence of a joint venture agreement, the obligation of Mnombo to repay the

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Company for advances to date of approximately Rand 23 million (at August 31, 2014) or to fund future investment in the Waterberg Extension Project may be uncertain.

Because the development of the Company’s joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro-rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company’s interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company’s business and results of operations.

The Company’s current cash will not be sufficient to fund its business as currently planned and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for the remaining development of Project 1 and continued exploration on the Waterberg Projects, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. In particular, there is no guarantee that the offering of Units announced by the Company on November 3, 2014 will be successful, that the terms of the announced offering will be as described or that the proceeds raised will be sufficient to complete Project 1. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of its Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

Any failure by the Company to obtain required financing on acceptable terms or on a timely basis could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavorable basis. Any such delay or sale could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

If the announced offering of Units is successful, the Company may be unable to generate sufficient cash to service the Senior Notes, the terms of the indenture governing the Senior Notes may restrict the Company’s current or future operations and the indebtedness may adversely affect the Company’s financial condition and results of operations.

The Company has no present source of revenue.  If the Company is successful in completing its offering of Units, the Company’s ability to make scheduled payments on or refinance the Senior Notes will depend on its ability to successfully complete construction of the Project 1 platinum mine and place the mine into production, and on the Company’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Senior Notes. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of the covenants under the indenture governing the Senior Notes or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt, may result in the

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acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event holders of the Senior Notes accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The indenture governing the Senior Notes is expected to contain a number of restrictive covenants that will impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long term best interest.  In particular, the indenture governing the Senior Notes is expected to restrict the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. As a result of these restrictions, the Company may be limited in how it conducts its business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect the Company’s ability to grow in accordance with its strategy.

Further, the Company’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to the Company, including:

•                  limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

•                  requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                  increasing the Company’s vulnerability to general adverse economic and industry conditions;

•                  exposing the Company to the risk of increased interest rates for any borrowings at variable rates of interest;

•                  limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•                  placing the Company at a disadvantage compared to other, less leveraged competitors; and

•                  increasing the Company’s cost of borrowing.

The Company has a history of losses and it anticipates continuing to incur losses.

The Company has a history of losses. None of the Company’s properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

The Company anticipates continued losses until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

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The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

The Company has had negative operating cash flow in recent financial years. The Company’s ability to achieve and sustain positive operating cash flow will depend on a number of factors, including the Company’s ability to advance any of its material properties into production. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Company may be required to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that additional debt or equity financing or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Company’s exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company’s properties contain no known mineral reserves.

Other than Project 1, all of the Company’s properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write off the costs capitalized for that property in its financial statements.

Substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company’s properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company’s properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. Although the Project 1 property has been granted the necessary land use zoning, the Company is subject to all of the risks associated with establishing new mining operations, including:

•                  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

•                  the availability and cost of skilled labour and mining equipment;

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•                  the availability and cost of appropriate smelting and/or refining arrangements;

•                  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

•                  in the event that the required permits are not obtained before construction commences, the risks of government environmental authorities issuing directives or commencing enforcement proceedings to cease operations or administrative, civil and criminal sanctions being imposed on the Company, its directors and employees;

•                  the availability of funds to finance construction and development activities;

•                  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•                  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties (other than Project 1 and Project 3, which are not remotely located and have both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company’s Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company’s properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

The mineral resource and mineral reserve estimates contained in this AIF and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. In particular, the 2009 UFS used a three-year trailing basket price per PGM 4E ounce of approximately US$1,185 for the MR and US$1,433 for the UG2 whereas on October 31, 2014, the spot price per PGM 4E ounce was approximately US$1,112 for the MR and US$1,120 for the UG2. Any material reductions in estimates of mineralization, or of the Company’s ability to develop its properties and extract and sell this mineralization on the terms projected in the 2009 UFS, could have a material adverse effect on the Company’s results of operations or financial condition.

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Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company’s mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•                  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•                  anticipated recovery rates of metals from the ore;

•                  cash operating costs of comparable facilities and equipment; and

•                  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar.

The Company may be adversely affected by foreign currency fluctuations. Historically, the Company has primarily generated funds through equity investments into the Company denominated in Canadian Dollars. In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Settlement of sales of minerals from the Company’s projects, once commercial production commences, will be in Rand, and will be converted to U.S. Dollars to make payment of principal and interest if the Company should enter into any U.S. Dollar denominated debt or loan arrangements. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have a material adverse effect on the Company’s financial results. During the year ended August 31, 2014, the Company recorded a foreign currency translation adjustment of approximately $1.8 million as a loss in other comprehensive loss, which was primarily the result of translating the Company’s Rand-denominated assets and liabilities in South Africa at weaker Rand/Canadian Dollar exchange rates on August 31, 2014. The Rand has continued to weaken against the Canadian Dollar subsequent to August 31, 2014.

In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company’s costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company’s ability to access global financial markets in the longer term and its ability to fund planned capital expenditures, and could materially adversely affect the Company’s business, financial condition and results of operations. The South African government’s response to inflation or

Platinum Group Metals Ltd.
2014 Annual Information Form

other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company’s costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company’s mineral properties and potential future results of operations and cash flows.

Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

•                  domestic and international economic and political trends;

•                  expectations of inflation;

•                  currency exchange fluctuations;

•                  interest rates;

•                  global or regional consumption patterns;

•                  speculative activities; and

•                  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s mineral reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

There may be a delay in the start-up of the Project 1 platinum mine, which could have a material adverse effect on the Company’s financial condition and prospects.

The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management’s current expectations and may be affected by a number of factors, including:

•                  consultants’ analyses and recommendations;

•                  the rate at which expenditures are incurred;

•                  delays in construction schedules;

•                  further postponement of electrical distribution infrastructure by ESKOM Holdings Limited;

•                  availability of major equipment and personnel;

•                  the issuance of a directive under section 54 of the MHSA by the DMR on the respective mine health and safety responsibilities over land owned by Maseve under which RBPlat has prospecting rights and with respect to which responsibilities Maseve and RBPlat have concluded an agreement;

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2014 Annual Information Form

•                  the Company’s ability to obtain requisite funding, permits and licenses (including a water use license, an amendment to the environmental authorization held by Maseve and a possible amendment to Maseve’s environmental management program);

•                 other potentially required authorizations arising from recent legislative amendments; and

•                  the rate of underground development in the north and south declines.

Some of the above factors are beyond the Company’s control and could cause management’s timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 in the fourth quarter of calendar 2015 may be delayed and a delay in the start-up of the Project 1 platinum mine could have a material adverse effect on the Company’s financial condition and prospects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses or at all.

If the Company is unable to retain key members of management, the Company’s business might be harmed.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company’s business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company’s ability to execute its business plan and could therefore have a material adverse effect on the Company’s business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company’s business might be harmed.

There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain historically disadvantaged persons or HDSAs, as defined respectively by the MPRDA and the BEE Act, and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company’s officers and directors as a result of their involvement with other mineral resource companies.

Certain of the Company’s officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. (“NE”), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM, a director of Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and a director of NE. Eric Carlson, a director of the Company, is a director of NE.

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2014 Annual Information Form

Barry Smee, a director of the Company, is a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada. Diana Walters, a director of the Company, was formerly an executive officer of Liberty Metals & Mining Holdings, LLC, a shareholder of the Company that invests in mining companies.

Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business.

The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders Agreement related to the exploration and development of Project 1 and Project 3. The Company anticipates selling certain of its interests in Maseve to a BEE company, which will reduce the Company’s level of control. In addition, PTM RSA is also a party to the JOGMEC Agreement related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders’ agreement. The Company is presently negotiating a joint venture agreement with Mnombo with respect to the Waterberg Extension Project to formalize the present oral joint venture agreement. Any dispute or disagreement with a joint venture partner, any change in the identity, management or strategic direction of a joint venture partner, or any disagreement among the Mnombo shareholders, including with respect to Mnombo’s role in the Waterberg Extension Project and the terms of the planned joint venture agreement for the Waterberg Extension Project, could materially adversely affect the Company’s business and results of operations. If a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, such as the dispute that recently led to arbitration with Africa Wide, which could materially and adversely affect the Company’s business and results of operations.

An actual or alleged breach or breaches in governance processes or fraud, bribery and corruption may lead to public and private censure, regulatory penalties, loss of licenses or permits and may damage the Company’s reputation.

The Company is subject to anti-corruption laws and regulations, including certain restrictions applicable to U.S. reporting companies imposed by the U.S. Foreign Corrupt Practices Act of 1977 and similar anti-corruption and anti-bribery laws in South Africa and Canada. The Company’s Code of Business Conduct and Ethics, among other governance and compliance processes, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal and regulatory requirements. The Company is particularly exposed to the potential for corruption and bribery owing to the financial scale of the mining business in South Africa. In March 2014, the Organisation for Economic Cooperation and Development released its Phase 3 Report on Implementing the OECD Anti-bribery Convention in South Africa, criticizing South Africa for failing to enforce the anti-bribery convention to which it has been a signatory since 2007. The absence of enforcement of corporate liability for foreign bribery coincides with recent growth in corporate activity in South Africa’s economic environment. Allegations of bribery, improper personal influence or officials holding simultaneous business interests have been linked in recent years to the highest levels of the South African government. To the extent that the Company suffers from any actual or alleged breach or breaches of relevant laws, including South African anti-bribery and corruption legislation, it may lead to regulatory and civil fines, litigation, public and private censure and loss of operating licenses or permits and may damage the Company’s reputation. The occurrence of any of

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these events could have an adverse effect on the Company’s business, financial condition and results of operations.

The Company may become subject to litigation and other legal proceedings that may adversely affect the Company’s financial condition and results of operations.

All companies are subject to legal claims, with and without merit. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation and other legal proceedings that the Company may be involved in the future, particularly regulatory actions, is difficult to assess or quantify. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees. There can be no assurance that the resolution of any particular legal proceeding will not have an adverse effect on the Company’s financial position and results of operations.

Risks Related to the Mining Industry

Mining is inherently dangerous and is subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company’s mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company’s operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the cessation of certain of the Company’s mining operations. During the period February/March 2013, operations at Project 1 halted for approximately one month due to a notice under section 54 of the MHSA issued in relation to a surface worker fatality that occurred onsite. Since March 2013, Maseve has received several notices under section 54 that have resulted in short-term halts to operations for an aggregate of 32 days. If claims, lawsuits, governmental investigations or proceedings, including section 54 notices and the administrative proceeding regarding Maseve’s environmental authorization, are resolved against the Company or if the administrative proceeding regarding Maseve’s environmental authorization is delayed, the Company’s financial performance, financial position and results of operations could be materially adversely affected.

The Company’s prospecting and mining rights are subject to title risks.

The Company’s prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise

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2014 Annual Information Form

area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company’s title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•                  environmental protection;

•                  management and use of hazardous and toxic substances and explosives;

•                  management of tailings and other waste generated by the Company’s operations;

•                  management of natural resources;

•                  exploration, development of mines, production and post-closure reclamation;

•                  exports and, in South Africa, potential local beneficiation quotas;

•                  price controls;

•                  taxation;

•                  regulations concerning business dealings with local communities;

•                  labour standards, BEE laws and regulations and occupational health and safety, including mine safety; and

•                  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment

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2014 Annual Information Form

for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company’s projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company’s most advanced project, the Company is in the process of constructing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to the availability of equipment and materials, inflation, cost overruns and delays, political opposition and reliance upon third parties, many of which are outside the Company’s control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favorable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company’s projects.

The Company’s operations are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessment of proposed development and a higher level of responsibility and potential liability for companies and their officers, directors, employees and, potentially, shareholders. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators for which the Company could be held liable. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more onerous, such as the recent amendments under the NEMLAA.  See “South African Regulatory Framework — Environment.”

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental hazards may exist on the Company’s properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards, as well as any pollution caused by the Company’s mining activities, may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company’s financial performance.

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2014 Annual Information Form

The mineral exploration industry is extremely competitive.

The resource industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various national, provincial, territorial and local governmental authorities in the countries in which the Company’s properties are located. For Project 1, an amendment to Maseve’s environmental authorization, a water use license, a possible amendment to Maseve’s environmental management program and, potentially, other detailed authorizations including those arising from recent legislative amendments, will be required. There have already been delays to the issuance of the water use license and an amendment to the application may be needed. Compliance with the applicable environmental legislation, permits and land use consents is required on an ongoing basis, and the requirements under such legislation, permits and consents are evolving rapidly and imposing additional requirements for Project 1. The Waterberg Projects prospecting rights issued by the DMR are also subject to land use consents and compliance with applicable legislation on an ongoing basis.

In addition, the duration and success of efforts to obtain, amend and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company’s various projects. Other factors that could affect the permitting timeline include the number of other large scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company’s projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company’s results of operations and financial condition.

Although the Company’s employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company’s labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company’s operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company’s business due to strikes or further developments in South African labour laws may increase the Company’s costs or alter its relationship with its employees and trade

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2014 Annual Information Form

unions, which may have an adverse effect on the Company’s financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company’s operations and profits.

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

This issue was particularly poignant in late 2012 when wild cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. There can be no assurance that wild cat strikes and violence will not occur at the Company’s properties in the future. Wild cat strikes and violence at the Project 1 platinum mine may have a material negative impact on the project and its startup mine operations. The Company also faces a number of risks from deliberate, malicious or criminal acts relating to these inequalities, including theft, fraud, bribery and corruption.

The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. Although wholesale nationalization was rejected by the ruling party, the African National Congress, leading into the 2014 national elections, a resolution adopted by the African National Congress on nationalization calls for state intervention in the economy, including “state ownership.”

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

The Company’s privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, No. 22 of 1994, as amended (the “Land Claims Act”) and the Restitution of Land Rights Amendment Act, No. 15 of 2014 (“Restitution Amendment Act”), which took effect on July 1, 2014. Under the Land Claims Act and the Restitution Amendment Act, any person who was dispossessed of rights in land in South Africa after June 19, 1913 as a result of past racially discriminatory laws or practices without payment of just and equitable compensation, and who lodges a claim on or before June 30, 2019, is granted certain remedies. A successful claimant may be granted either return of the dispossessed land (referred to as “restoration”) or equitable redress (which includes the granting of an appropriate right in alternative state-owned land, payment of compensation or “alternative relief”). If restoration is claimed, the Land Claims Act requires the feasibility of such restoration to be considered. Restoration of land may only be given in circumstances where a claimant can use the land productively with the feasibility of restoration dependent on the value of the property.

The South African Minister of Rural Development and Land Reform may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Land Claims Act also entitles the South African Minister of Rural Development and Land Reform to acquire ownership of land by way of expropriation either for claimants who are entitled to

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restitution of land, or, in respect of land over which no claim has been lodged but the acquisition of which is directly related to or affected by such claim, will promote restitution of land to claimants or alternative relief. Expropriation would be subject to provisions of legislation and the South African Constitution which provide, in general, for just and equitable compensation.

The Company has not been notified of any land claims to date over the Company’s properties. There is no guarantee, however, that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights. Any such claims could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business, operating results and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa.

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the “old order rights.” All prospecting and mining rights granted in terms of the MPRDA are “new order rights.” The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company’s mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources (“Minister”) when considering applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company’s old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company’s current prospecting rights are new order rights.

The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve’s social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company’s obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company’s control. Certain of the socio-economic projects identified in Maseve’s social and labour plan have proved inappropriate or unviable given prevailing conditions and levels of training within the local communities in the vicinity of Project 1. Such projects have been identified and the Company has consulted with the DMR regarding a course of action. An application is being made to the DMR to amend the social and labour plan to target more appropriate and viable projects. However, if Maseve is found to be in noncompliance with its social and labour plan, the Minister may institute the section 47 process discussed below. At this time, the Company has not received a notice of noncompliance from the DMR.

The Minister has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company’s noncompliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 (“PAJA”) read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make

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representations as to why such remedial measures were not taken. The Minister must then properly consider the Company’s further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the South African Constitution.

Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company’s other rights, which would have a material adverse effect on the Company’s business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio-economic strategies are implemented, the MPRDA provides for the Mining Codes which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension.

The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company’s contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. On December 8, 2008, the Company entered into the Consolidation Transaction. Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Amplats acquired a then approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then approximately 45% interest in Wesizwe. Although Amplats’ interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve’s BEE compliance status as being acceptable to the

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DMR. There can be no assurance when, or if, the transfer of Amplats’ interest in Wesizwe to a qualified BEE purchaser will occur. Also, there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant are set aside, Maseve, solely on flow-through principles, would have been, and remains, below the 26% HDSA ownership level.

Further, on August 20, 2014, an award in the binding arbitration with respect to the calculation of dilution to the ownership of Africa Wide in Maseve was completed and delivered to the Company. The arbitrator ruled in favor of the Company on all matters in contention. The favorable award reduced Africa Wide’s shareholding in Maseve to 21.2766%. As a result of Africa Wide’s decision on March 3, 2014 not to fund its US$21.52 million share of a second cash call delivered in February 2014, Africa Wide’s ownership in Maseve was further reduced to approximately 17.1% based on the dilution formula in the Maseve Shareholders Agreement, as confirmed by the arbitration. Until the Company sells the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company, Maseve will have less than 26% HDSA ownership.

The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

Subject to conditions contained in the Company’s prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under a process governed by section 47 of the MPRDA.

In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill, which create greater uncertainty in measuring the Company’s progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

The Company is obliged to report on its compliance with the Mining Charter, including its percentage of HDSA shareholding, to the DMR on an annual basis. The Company submitted a report on March 31, 2014 and has yet to receive any feedback from the DMR in regard thereto.

If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company’s interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to attain a 26% interest by qualified BEE companies, may need to be executed at a discount to the proper economic value of the Company’s operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on noncommercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide holds 17.1% of the equity after the second missed cash call.

Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Generic BEE Codes, while certain industries have their own transformation charters administered by the relevant

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government department (in this case, the DMR). The BEE Amendment Act came into operation on October 24, 2014. Among other matters, the BEE Amendment Act amends the BEE Act to make the BEE Act the overriding legislation in South Africa with regard to BEE through the Trumping Provisions and will require all governmental bodies to apply the Generic BEE Codes or other relevant code of good practice when procuring goods and services or issuing licenses or other authorizations under any other laws, and penalize fronting or misrepresentation of BEE information. The Trumping Provisions will come into effect on October 24, 2015. Generally speaking, the amended Generic BEE Codes will make BEE-compliance more onerous to achieve. The Generic BEE Codes are substantially different from the Mining Charter and, if they were to apply to the mining industry, would place the industry at a disadvantage. See “South African Regulatory Framework — Black Economic Empowerment in the South African Mining Industry.”

The Trumping Provisions will require Mnombo to be 51% held and controlled by HDSAs to qualify it as a “black-controlled company” and hence a qualified BEE entity. Mnombo is presently 50.1% HDSA owned and controlled.

If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company’s business, financial condition and results of operations.

Changes in South African State royalties where many of the Company’s mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition.

The Mineral and Petroleum Resources Royalty Act, 2008 (“Royalty Act”) effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. For mineral resources transferred in unrefined form, the minimum royalty rate is 0.5% of gross sales and the maximum royalty rate is 7% of gross sales. For mineral resources transferred in refined form, the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is “transferred,” which refers to the disposal of a mineral resource, the export of a mineral resource or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

In May 2013, the South African government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon pricing mechanism in South

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2014 Annual Information Form

Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2016 to December 31, 2020. During the first phase, it is proposed that the carbon tax be introduced at Rand 120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between Rand 12 and Rand 48 per ton of carbon dioxide equivalent. The second phase for the implementation of the carbon tax will be over another five years, from 2020 to 2025. To date, the South African government has not issued any further updates on the status of the Carbon Tax Policy Paper. During April 2014, the South African government issued a Carbon Offset Paper for public comment. The Carbon Offset Paper gives effect to the 2014 Budget Review that noted, along with carbon tax, that it is proposed that a carbon offset scheme is introduced to complement the policy package to address climate change and protect households and businesses.

The ANC held a policy conference in June 2012 at which the “State Intervention in the Minerals Sector” report commissioned by the ANC was debated. The report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Company’s Common Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.  In addition, the Company’s ability to pay dividends may be affected by the South African government’s exchange controls.  See “South African Regulatory Framework — Exchange Control”.

The Common Share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the Toronto Stock Exchange fluctuated from a high of $1.49 to a low of $0.97 and on the NYSE MKT LLC from a high of US$1.37 to a low of US$0.99 during the twelve month period ending August 31, 2014. There can be no assurance that continual fluctuations in price will not occur.

The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

•                 the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities;

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2014 Annual Information Form

•                  lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company;

•                  changes to South African laws and regulations might have a negative effect on the development prospects, timelines or relationships for the Company’s material properties;

•                  the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and

•                  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. On November 3, 2014 the Company announced its intention to offer 150,000 Units consisting of US$150,000,000 aggregate principal amount of Senior Notes and the right for noteholders to receive an aggregate of 55,200,000 Warrants. Each Warrant will entitle the holder thereof to acquire one Common Share, will have a three-year-maturity and is expected to have a strike price that will represent a 30% premium to the 15-day volume weighted average price calculated at the time of pricing the offering (based on the Company’s TSX listing); provided that the effective exercise premium of the Warrants shall not be less than 10% as calculated pursuant to Rule 144A(d)(3)(i) under the Securities Act. The offering of Units has not priced or closed as at the date of this AIF. All terms of this proposed offering remain subject to pricing. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible

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into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company.

Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the proposed “foreign affiliate dumping” rules in the Income Tax Act (Canada). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

The Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors in its Common Shares should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended August 31, 2014, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of its Common Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

DIVIDENDS

As of the date of this AIF, the Company has not declared nor paid dividends on its Common Shares.  The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

In 2012, the Government of South Africa replaced the longstanding secondary tax on corporations with a dividend tax levied on shareholders.  Before the new dividend tax became law, secondary tax on corporations had been levied at a rate of 10% on all dividends declared by companies resident in South

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Africa.  The current rate of dividends tax is 15%.  Under an existing tax treaty between Canada and South Africa, the effective rate under the new dividend tax in South Africa on dividends paid from Maseve and PTM RSA to the Company will be 5% of the gross amount of dividends, provided the Company continues to hold at least 10% of the capital of PTM RSA.  Dividend taxes are to be withheld by corporations in South Africa on behalf of shareholders and remitted to the South African Revenue Service.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value, of which 551,312,842 Common Shares were issued and outstanding as at November 24, 2014.  All of the issued Common Shares are fully paid.  The Company does not own any of its Common Shares.

Shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.  Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding-up its affairs after it has paid out its liabilities.  Shareholders are entitled to receive pro-rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro-rata the remaining property of the Company upon dissolution.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 (the “Shareholder Rights Plan”) subject to shareholder approval, which was received at the Company’s annual general meeting held on January 8, 2013.  The Shareholder Rights Plan is now effective and will remain in place.  The Company’s management considers its current market valuation to be in contrast to the advancement of the Company and its business.  As a result, the board of directors undertook a review to consider the need for a shareholder rights plan.  The Shareholder Rights Plan is not intended to prevent or discourage a fair bid for the Company.  The purpose of the Shareholder Rights Plan is to provide shareholders and the Company’s board of directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings, total 20% or more of the Company’s outstanding Common Shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid or Shareholder Endorsed Insider Bid (in each case as described in the Shareholder Rights Plan).  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  A Shareholder Endorsed Insider Bid is a take-over bid made by a bidder who together with its affiliates or associates and joint actors has beneficial ownership of 10% or more of the voting securities of the Company, by way of take-over bid circular to all shareholders, and in respect of which, among other things, more than 50% of the Common Shares held by shareholders have been tendered to the take-over bid at the time of first take-up under the take-over bid and the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced.  A Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time beyond the 35 days required under applicable securities law.

In the event that a take-over bid does not meet the Permitted Bid or Shareholder Endorsed Insider Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any

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shareholder or shareholders making the take-over bid, to purchase additional Common Shares of the Company at a substantial discount to the market price of the Common Shares at that time.

A copy of the Shareholder Rights Plan was provided to the Toronto Stock Exchange (the “TSX”) and the TSX accepted the notice for filing.  The Company is not aware of any specific take-over bid for the Company that has been made or is contemplated.

Market for Securities

Trading Price and Volume

The Common Shares are listed on the TSX under the symbol “PTM” and on the NYSE MKT (formerly the NYSE Amex) under the symbol “PLG”.

The following tables provide information as to the high and low trading prices of the Common Shares during the 12 months of the most recently completed financial year as well as the volume of Common Shares traded for each month:

Toronto Stock Exchange — PTM

Month	High	Low	Volume
September, 2013	1.22	1.02	5,560,093
October, 2013	1.29	0.97	12,022,648
November, 2013	1.43	1.11	14,821,290
December, 2013	1.49	1.12	8,109,251
January, 2014	1.43	1.17	9,348,418
February, 2014	1.40	1.25	6,110,180
March, 2014	1.37	1.11	7,011,518
April, 2014	1.23	1.10	2,044,611
May, 2014	1.23	1.09	1,992,143
June, 2014	1.33	1.15	3,541,050
July, 2014	1.32	1.17	3,033,530
August, 2014	1.27	1.12	5,710,191

NYSE MKT — PLG

Month	High (US$)	Low (US$)	Volume
September, 2013	1.16	1.00	282,303
October, 2013	1.26	0.99	610,337
November, 2013	1.35	1.07	892,238
December, 2013	1.37	1.05	419,832
January, 2014	1.30	1.09	410,686
February, 2014	1.28	1.13	524,391
March, 2014	1.25	1.00	840,578
April, 2014	1.11	1.00	448,314
May, 2014	1.13	1.00	502,451
June, 2014	1.23	1.05	899,804
July, 2014	1.22	1.08	534,949
August, 2014	1.17	1.03	424,701

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2014 Annual Information Form

Prior Sales

During the 12 months preceding the date of this AIF, the Company has issued the following stock options (“Options”) convertible into Common Shares at the following exercise prices:

Date of Issuance	Number of Options Issued(1)	Exercise Prices
January 14, 2014	5,825,000	$1.30
July 15, 2014	750,000	$1.30
Sept 16, 2014	25,000	$1.20
TOTAL	6,600,000

Note:

(1)                                 Each Option is exercisable into one Common Share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
A CONTRACTUAL RESTRICTION ON TRANSFER

There are no securities of the Company held in escrow or that are subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

Name & Position	Principal Occupation or Employment	Director since(6)
R. MICHAEL JONES(4) President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002

FRANK R. HALLAM(4) CFO, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002

BARRY SMEE(1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002

IAIN McLEAN(1)(2)(3) Chairman and Director British Columbia, Canada

General Management Consultant and Chartered Engineer.
Chief Operating Officer, MineSense Technologies, a technology company based in Vancouver, B.C. Previously, Regional Vice President, Gemcom Software/Dassault Systemes GEOVIA. Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc., a medical software development company.

February 18, 2002

ERIC CARLSON(1)(2) Director British Columbia, Canada	Chartered Accountant Chief Executive Officer of Anthem Works Ltd., a real estate investment, development and management company, since July 1994.	February 18, 2002

TIMOTHY D. MARLOW(3)(4) Director British Columbia, Canada	Chartered Engineer President of Philippine Gold Consulting LLC and Marlow & Associates providing management and technical consulting expertise to the Mining Industry	June 15, 2011

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Name & Position	Principal Occupation or Employment	Director since(6)
DIANA WALTERS(1)(2) Director North Salem, New York, USA	Former President and CEO of Liberty Metals and Mining Holdings, LLC and was a Managing Partner at Eland Capital, LLC, a natural resources advisory firm.	July 16, 2013

PETER BUSSE COO British Columbia, Canada

Professional Mining Engineer
Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.

N/A

Notes:

(1)                                 Member of the Audit Committee

(2)                                 Member of the Compensation Committee

(3)                                 Member of the Governance and Nominating Committee

(4)                                 Member of the Disclosure Committee

As of November 24, 2014, directors and executive officers of the Company own or control approximately 5,041,350 Common Shares representing approximately 0.91% of the Company’s issued and outstanding Common Shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company (or any of their personal holding companies):

(a)                                 is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial order; or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)                                 is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the director or executive officer was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)                                  has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes hereof, “order” means:

(a)                                 a cease trade order;

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(b)                                 an order similar to a cease trade order; or

(c)                                  an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company (or any of their personal holding companies) has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  Such companies may, from time to time, compete with the Company for business opportunities.  In addition, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The Company leases office space from a company with a director in common, and provides administrative services to several companies with directors or management in common.  The directors and officers of the Company are not aware of any conflicts of interests involving the Company’s mineral properties.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer.  The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code.  A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

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AUDIT COMMITTEE

Pursuant to National Instrument 52 110 — Audit Committees (“NI 52-110”), companies that are required to file an AIF are required to provide certain disclosure with respect to their audit committee.  The Company’s audit committee (“Audit Committee”) is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

Audit Committee Charter

The text of the Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee.  All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Works Ltd. (“Anthem”) since July 1994.  Anthem is an investment group that specializes in the acquisition, development and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. — Mr. McLean has experience as a senior executive in several public companies managing operations, listings, capital raising, etc.  He also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional geologist/geochemist with 36 years in mineral exploration as a quality control and laboratory audit expert.

Diana Walters — Ms. Walters has over 25 years in the financial services sector and has served on the audit committee of other publicly-traded companies.

The board of directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-MKT LLC Company Guide.  Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England).  In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.  No non-audit services were approved pursuant to a de minimus exemption to the pre-approval requirement.

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Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Company’s Audit Committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor.  All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2014 and August 31, 2013 have been pre-approved by the Audit Committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP, during the fiscal years ended August 31, 2014 and 2013 are set forth below:

	Year ended August 31, 2014	Year ended August 31, 2013
Audit Fees	$304,475	$333,146
Audit-Related Fees(1)	$68,512	$86,625
Tax Fees(2)	$6,300	$6,300
All Other Fees(3)	$5,545	$30,773
Total	$384,832	$456,844

Notes:

(1)                                 The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)                                 The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including restructuring advice.

(3)                                 The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.  These fees related to agreed review procedures on the transfer of certain South African properties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or material proceedings to which the Company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

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TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd floor — 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3B9

MATERIAL CONTRACTS

Other than the Maseve Shareholders Agreement, there are no contracts other than contracts entered into in the ordinary course of business of the Company (See “Mineral Property Interests”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described in or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to the Company’s most recently completed financial year.

Name	Description
Charles Muller	Authored the Project 1 Report and the Project 3 Report, co-authored the 2009 UFS; each of which is referred to herein.
Gordon Cunningham Timothy Spindler Turnberry Projects (Pty) Ltd.	Co-authored the 2009 UFS; which is referred to herein.
Byron Stewart	Co-authored the 2009 UFS; which is referred to herein.
Kenneth Lomberg Coffey Mining (SA) Pty Ltd

Co-authored the Updated Waterberg Report; which is referred to herein. The independent Qualified Person for the disclosure in the material change reports of the Company dated September 3, 2013, October 2, 2013, October 17, 2013, October 21, 2013, November 11, 2013, November 14, 2013, November 26, 2013, February 14, 2014, March 4, 2014, June 12, 2014 and July 22, 2014.

Alan Goldschmidt Coffey Mining (SA) Pty Ltd	Co-authored the Updated Waterberg Report; which is referred to herein.
Michael Roberts WorleyParsons RSA	Co-authored the PEA; which is referred to herein. The independent Qualified Person for the disclosure in the material change report of the Company dated February 14, 2014.*
R. Michael Jones Platinum Group Metals Ltd.

The President and Chief Executive Officer of the Company. The non-independent Qualified Person for the disclosure in the material change reports of the Company dated October 2, 2013, October 17, 2013, October 21, 2013, November 11, 2013, November 14, 2013, November 26, 2013, December 9, 2013, February 14, 2014, March 4, 2014, June 12, 2014, and July 22, 2014 and certain disclosure contained herein.

* As disclosed in the Company’s press release dated October 21, 2014, the PEA is outdated and no longer valid. The current technical report for the Waterberg Projects is the Updated Waterberg Report. Accordingly, neither the PEA or the material change report dated February 14, 2014 should be relied upon.

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None of the aforementioned firms or persons (with the exception of R. Michael Jones) held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

In addition, PricewaterhouseCoopers LLP are the external auditor of the Company who have issued an independent auditors’ report dated November 24, 2014 in respect of the Company’s consolidated statements of financial position of the Company as at August 31, 2014 and August 31, 2013 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2014 and August 31, 2013.  PricewaterhouseCoopers LLP has advised that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including details as to directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s Management’s Discussion and Analysis and Financial Statements for the year ended August 31, 2014.

Copies of the above may be obtained, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov; or by calling the Company’s investor relations personnel at 604-899-5450.

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SCHEDULE “A”

PLATINUM GROUP METALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.                                      General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee.  The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.                                      Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC (collectively, the “Applicable Regulations”), unless otherwise exempt under the Applicable Regulations.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be able to read and understand fundamental financial standards and satisfy all applicable financial literacy requirements of the Applicable Regulations.  Additionally, at least one member of the Committee shall: (a) be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and (b) be an “audit committee financial expert” within the meaning of U.S. federal securities laws.

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3.                                      Duties

The Committee will have the following duties:

•                                          Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•                                          Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•                                          Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•                                          Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•                                          Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•                                          Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•                                          Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•                                          Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•                                          Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•                                          Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

•                                          actual financial results for the interim period varied significantly from budgeted or projected results;

•                                          generally accepted accounting principles have been consistently applied;

•                                          there are any actual or proposed changes in accounting or financial reporting practices; or

•                                          there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•                                          Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

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•                                          Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•                                          Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•                                          Pre-approve all non-audit services and tax services to be provided to the Corporation or its subsidiary entities by the external auditor, or other registered accounting firm.

•                                          Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•                                          insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•                                          considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•                                          as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•                                          Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•                                          Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•                                          Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•                                          Establish a procedure for:

•                                          the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•                                          the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

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•                                          Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•                                          Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•                                          Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•                                          Review and oversee all related party transactions within the meaning of the Applicable Regulations.

•                                          Perform other functions as requested by the Board.

•                                          If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•                                          Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•                                          With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•                                          review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•                                          review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•                                          review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•                                          periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.                                      Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair.  The Chair will not have a casting vote.

5.                                      Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that

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the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.                                      Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.                                      Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.                                      Authority

The Committee may:

•                                          engage independent counsel and other advisors as it determines necessary to carry out its duties.

•                                          set and pay the compensation for any advisors employed by the Committee; and

•                                          communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.                                      Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.                               Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

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SCHEDULE “B”

List of Abbreviations and Glossary of Mining Terms

The following is a list of abbreviations and a glossary of certain mining terms used in this AIF:

“3E” refers to platinum, palladium and gold, collectively.

“4E” refers platinum, palladium, rhodium and gold, collectively.

“amsl” refers to above mean sea level.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is an intrusive igneous rock characterized by a predominance of plagioclase feldspar (90—100%), and a minimal mafic component (0—10%).  Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

“anticlines” is a ridge or ridge-shaped fold of stratified rock in which the strata slope downward from the crest.

“apatite” is a widely occurring pale green to purple mineral, consisting of calcium phosphate with some fluorine, chlorine, and other elements.

“assay” is an analysis to determine the quantity of one or more elemental components.

“Au” refers to gold.

“basket price per 4E ounce” refers to the aggregate value for one combined ounce of platinum, palladium, rhodium and gold, based on the prill split, or ratio of representative metals, for each of the four elements contained in the combined 4E ounce, valued at a stated price per ounce for those same elements.

 “blebs” is a small particle.

 “chromitite” is an igneous cumulate rock composed mostly of the mineral chromite.  It is found in layered intrusions.

“cm” refers to centimetres.

“Cu” refers to copper.

“cupellation” is a refining process for nonoxidizing metals, such as silver and gold, in which a metallic mixture is oxidized at high temperatures and base metals are separated by absorption into the walls of a cupel.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which

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water is pumped to the cutting face.  The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“dolerite” is a dark basic intrusive igneous rock consisting of plagioclase feldspar and a pyroxene.

“dunite” is a green to brownish coarse-grained igneous rock consisting largely of olivine.

“early-stage exploration project” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“felsic”, “felsites” and “feldspathic” refers to an igneous rock that contains a group of light-colored silicate minerals, including feldspar, feldspathoid, quartz, and muscovite.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

“g/t” refers to grams per tonne.

“ha” refers to hectares.

“harzburgite” is a variety of peridotite consisting mostly of the two minerals, olivine and low-calcium (Ca) pyroxene (enstatite).  It commonly contains a few percent chromium-rich spinel as an accessory mineral.

“ICP” refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

“isopach” is a line on a map or diagram connecting points beneath which a particular stratum or group of strata has the same thickness.

“km” refers to kilometres.

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“kriging” is the numerical modeling by applying statistics to resource calculations (or other earth sciences problems).  The method recognizes that samples are not independent and that spatial continuity between samples exists.

“m” refers to metres.

“ML/day” refers to megalitre/day.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“MR” refers to Merensky Reef.

“MVA” refers to megavolt ampere.

“NI 43-101” refers to National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators which sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“noritic” is a coarse-grained igneous rock, very similar to gabbro but containing orthopyroxene instead of clinopyroxene.

“olivine” is a mineral silicate of iron and magnesium, principally (Mg, Fe) 2SiO4, found in igneous and metamorphic rocks and used as a structural material in refractories and in cements.

“orthopyroxenite” is a member of the pyroxene group of minerals having an orthorhombic crystal structure, such as enstatite and hypersthenes.

“ounce” or “oz” refers to a troy ounce having a weight of 31.103 grams.

Platinum Group Metals Ltd.
2014 Annual Information Form

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

“pegmatoid” is an igneous rock that has the coarse-grained texture of a pegmatite but that lacks graphic intergrowths or typically granitic composition.

“Pd” refers to palladium.

“PGM” refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

“PGE” refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

“plagioclase” is a form of feldspar consisting of aluminosilicates of sodium and/or calcium, common in igneous rocks and typically white.

“ppb” refers to parts per billion.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“Pt” refers to platinum.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

“quartzite” is an extremely compact, hard, granular rock consisting essentially of quartz.  It often occurs as silicified sandstone, as in sarsen stones.

“Rh” refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility.  Wherever there is platinum in the earth, there is rhodium as well.  In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore.  A high percentage of rhodium is also found in certain nickel deposits in Canada.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“tonne” refers to a metric tonne having a weight of 1,000 kilograms or 2,205 pounds.

“troctolite” is a gabbro made up mainly of olivine and calcic plagioclase, often having a spotted appearance likened to a trout’s back.

“UG2” refers to Upper Group 2 Chromitite Layer or Reef.

Platinum Group Metals Ltd.
2014 Annual Information Form

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“xenolith” is a rock fragment which becomes enveloped in a larger rock during the latter’s development and hardening.